Rule 424(b)(5)
File No: 333-104352

12,800,000 Shares

COMMON STOCK

We are selling 12,800,000 shares of our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “AG.” The last reported sale price of our common stock on April 1, 2004 was $21.45 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-7 of this prospectus supplement and page 7 of the prospectus.

PRICE $21.35 A SHARE

			Proceeds,
	Price to	Underwriting	Before Expenses,
	Public	Discount	to Us

Per Share	$21.35	$0.96	$20.39
Total	$273,280,000.00	$12,288,000.00	$260,992,000.00

We have granted the underwriters the right to purchase up to an additional 1,920,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on April 7, 2004.

MORGAN STANLEY	GOLDMAN, SACHS & CO.

BEAR, STEARNS & CO. INC.

RABO SECURITIES USA, INC.

TOKYO-MITSUBISHI INTERNATIONAL PLC

SUNTRUST ROBINSON HUMPHREY

NATEXIS BLEICHROEDER

April 1, 2004

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

United Kingdom

      We have not authorized any offer of the shares of the common stock being offered pursuant to this prospectus supplement to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulation 1995, as amended (the “Regulations”). Shares may not lawfully be offered or sold to persons in the United Kingdom except in circumstances which do not result in an offer to the public in the United Kingdom within the meaning of the Regulations or otherwise in compliance with all applicable provisions of the Regulations.

      This document is for distribution only to persons who (i) are outside the United Kingdom, (ii) have professional experience in matters relating to investments, (iii) are persons falling within Article 49(2)(a) to (d)(“high net worth companies, unincorporated associations, etc.”) or Article 60 (“participation in employee share schemes”) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or (iv) are persons to whom this document may otherwise lawfully be issued or passed on to (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

The Netherlands

      The shares of common stock being offered pursuant to this prospectus supplement shall not be offered, transferred or sold in the Netherlands to any person other than to natural or legal persons who trade or invest in securities in the conduct of their profession or trade within the meaning of section 2 of the Exemption Regulation pursuant to The Netherlands Securities Market Supervision Act 1995 (“Vrijstellingsregeling Wet toezicht effectenverkeer 1995”), which includes banks, securities intermediaries (including dealers and brokers), insurance companies, central governments, large international and supernational institutions, pension funds, other institutional investors and commercial enterprise which, as an ancillary activity, regularly invest in securities in the conduct of a business or a profession.

Belgium

      We have not authorized any offer of the shares of common stock being offered pursuant to this prospectus supplement to the public in Belgium. The offering is exclusively conducted under applicable private placement exemptions and therefore it has not been notified to, and the prospectus supplement or any other offering material relating to the shares of common stock has not been approved by, the Belgium Banking and Finance Commission (“Commission Bancaire et Financiere”/“Commische voor het Bank-en-Financiewezer”). Accordingly, the offering may not be advertised and we will not offer, sell, resell, transfer or deliver, the shares of common stock, and we have not distributed, directly or indirectly, to any individual or legal entity in Belgium other than: (i) investors required to invest a minimum of €250,000 (per investor and per transaction); (ii) institutional investor as defined in Article 3, 2°, of Belgian Royal Decree of 7 July 1999 on the public character of financial transactions, acting for their own account; and (iii) persons for which the acquisition of the common shares subject to the offering is necessary to enable them to exercise their professional activity.

ABOUT THIS PROSPECTUS SUPPLEMENT

      This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of common stock. The second part is the accompanying prospectus, which is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf process, we may from time to time sell any combination of the securities described in the accompanying prospectus in one or more offerings up to a total dollar amount of $700,000,000. The accompanying prospectus contains a description of the common stock, and it gives more general information, some of which will not apply to the common stock.

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. If the information in this prospectus supplement varies from the information contained or incorporated by reference in the accompanying prospectus, you should rely on the information in the document with the latest date on its cover page. Neither we nor any underwriters or agents have authorized anyone to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not offering the securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus or in any document incorporated by reference is accurate as of any date other than the date indicated on the cover page of the documents. You should read both this prospectus supplement and the accompanying prospectus, including the additional information incorporated by reference, in making your investment decision. See the “Where You Can Find More Information” section in this prospectus supplement.

      Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement and the accompanying prospectus to “AGCO,” “we,” “us,” “our” or similar references mean AGCO Corporation and its subsidiaries. Unless otherwise indicated, all information in this prospectus supplement assumes that the underwriters will not exercise their over-allotment option.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

      We file reports, proxy statements and other information with the SEC. You may obtain copies of this information by mail from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site at www.sec.gov that contains reports, proxy statements and other information regarding registrants like us that file electronically. Reports, proxy statements and other information concerning us also may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. We also maintain an internet site at www.agcocorp.com that contains information concerning us and our affiliates. The information at our internet site is not incorporated by reference in this prospectus supplement or the accompanying prospectus, and you should not consider it to be a part of this prospectus supplement or the accompanying prospectus.

Incorporation by Reference

      We incorporate by reference into this prospectus supplement the following documents that we have filed with the SEC (SEC File No. 1-12930):

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

•	Our proxy statement relating to our Annual Meeting of Stockholders to be held on April 22, 2004 (other than the material contained under the headings “Audit Committee Report,” “Compensation Committee Report on Executive Compensation” and “Performance Graph”);

•	Our Current Reports on Form 8-K dated January 7, 2004, January 8, 2004, and March 24, 2004; and

•	The description of our common stock contained in our Registration Statement on Form 8-A dated March 17, 1992, as amended by Amendment No. 1 on Form 8-A/A dated August 19, 1999.

      We also are incorporating by reference the documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus supplement and the termination of the offering of our common stock. In no event, however, will any of the information that we disclose under Item 9 or Item 12 of any Current Report on Form 8-K that we may from time to time file with the SEC be incorporated by reference into, or otherwise part of, this prospectus supplement or the accompanying prospectus.

      We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus supplement has been delivered, a copy of any and all of these filings. You may request a copy of these filings by writing or telephoning us at:

Investor Relations

AGCO Corporation
4205 River Green Parkway
Duluth, Georgia 30096
(770) 813-9200

PROSPECTUS SUPPLEMENT SUMMARY

      This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. Before investing in our common stock, you should read this entire prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors” section contained in this prospectus supplement, as well as the consolidated financial statements and related notes and the other information incorporated by reference in these documents.

Our Company

      We are the third largest manufacturer and distributor of agricultural equipment and related replacement parts in the world based on annual net sales. We sell a full range of agricultural equipment, including tractors, combines, self-propelled sprayers, hay tools, forage equipment and implements and a line of diesel engines. Our products are widely recognized in the agricultural equipment industry and are marketed under a number of brand names, including: AGCO®, AgcoAllis®, AgcoStar®, Ag-Chem®, Challenger®, Farmhand®, Fendt®, Fieldstar®, Gleaner®, Glencoe®, Hesston®, Lor*Al®, Massey Ferguson®, New Idea®, RoGator®, SisuDieselTM, SoilteqTM, Spra-Coupe®, Sunflower®, Terra-Gator®, Tye®, Valtra®, White® and Willmar®. We distribute most of our products through a combination of approximately 9,200 independent dealers and distributors, associates and licensees in more than 140 countries. In addition, we provide retail financing in North America, the United Kingdom, France, Germany, Ireland and Brazil through our finance joint ventures with Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., which we refer to as “Rabobank.”

      For the year ended December 31, 2003, our total revenues, income from operations and net income were $3.5 billion, $183.5 million and $74.4 million, respectively. For the ten-year period ended December 31, 2003, our revenues and income from operations increased at compound annual growth rates of 19.4% and 14.4%, respectively. This growth in revenues and income from operations resulted primarily from our ability to leverage strategic acquisitions to strengthen our market positions in several new markets throughout North America, South America, Western Europe and the rest of the world and achieve significant cost savings and efficiencies, as discussed below.

      Since our formation in June 1990, we have grown substantially through a series of over 20 acquisitions. We have been able to expand and strengthen our independent dealer network, introduce new tractor product lines and complementary non-tractor products in new markets and expand our replacement parts business to meet the needs of our customers. A recent example of this strategy was our acquisition of the Valtra tractor and diesel engine operations of Kone Corporation, a Finnish company, which we refer to as “Kone.” As described in greater detail below, the acquisition provides us with access to Valtra’s Nordic and Latin American customers as well as a quality source of engines that can be used with several of our existing product lines. Further, in 2002, we acquired the design, assembly and marketing of Caterpillar’s new Challenger MT Series track tractor line and gained access to the Caterpillar distribution network on a worldwide basis. We expanded the Challenger product line to include wheeled tractors, combines and hay equipment in order to provide a full line of Challenger branded products to the Caterpillar dealers to broaden their equipment offerings and enhance their competitive position.

      As part of our acquisition strategy, we also identify areas of our business in which we can decrease excess capacity and eliminate duplication in administrative, sales, marketing and production functions. Since 1991, we have completed several restructuring initiatives in which we have relocated production to more efficient facilities, closed ten manufacturing facilities and reduced operating expenses. Further, we have achieved significant cost savings and efficiencies by eliminating duplicative administrative, sales and marketing functions, increasing manufacturing plant utilization and engineering common product platforms for certain products.

Valtra Acquisition

      On January 5, 2004, we acquired the Valtra tractor and diesel engine operations of Kone for €600.6 million net of approximately €21.4 million cash acquired (or approximately $755.9 million net),

subject to customary closing adjustments. Valtra is a global tractor and off-road engine manufacturer with market leadership positions in the Nordic region of Europe and Latin America. Valtra is known for its strong engineering and technical skills in tractor and diesel engine manufacturing, which allow it to produce high-quality products in an efficient and expedited manner. In addition, Valtra has a unique and highly effective direct sales network in certain markets which, together with Valtra’s “made to order” manufacturing process, has allowed it to achieve significant market share in its core markets. For the year ended December 31, 2003, Valtra’s total revenues, income from operations and net loss were $962.4 million, $38.6 million and $18.7 million, respectively.

      We believe that the Valtra acquisition provides several strategic and financial opportunities for us. These opportunities include access to Valtra’s Nordic and Latin American customers, a world class research and development department and a quality source of engines that can be used with several of our existing product lines. We expect the Valtra business to benefit from access to our worldwide customer base and strong dealer network and access to our other products and technology. We also have identified a number of areas where we believe we can achieve technology, supply and distribution efficiencies in operating the combined companies.

      We completed the initial funding of the purchase price of Valtra using $100.0 million borrowed under an interim bridge loan facility provided by Rabobank and Morgan Stanley Senior Funding, Inc., €100.0 million borrowed under a multi-currency revolving credit facility, $300.0 million borrowed under a United States dollar denominated term loan facility and €120.0 million borrowed under a Eurodollar denominated term loan facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for more information on these sources of funding. We paid the balance of the purchase price with available cash on hand, a portion of which was raised from the issuance of $201.3 million principal amount of 1 3/4% convertible senior subordinated notes due 2033. We intend to use the proceeds from this offering of common stock to repay the $100.0 million interim bridge loan facility, to repay portions of our revolving credit and term loan facilities and to pay related fees and expenses.

      The address of our principal executive offices is 4205 River Green Parkway, Duluth, Georgia 30096, and our telephone number is (770) 813-9200. Our internet site is www.agcocorp.com. Information contained on our internet site is not incorporated by reference into this prospectus supplement or the accompanying prospectus. You should not consider information contained on our internet site to be a part of this prospectus supplement or the accompanying prospectus.

THE OFFERING

Common stock offered	12,800,000 shares

Common stock to be outstanding after the offering	88,248,142 shares

Use of proceeds	We expect to use the net proceeds of this offering to repay the $100.0 million interim bridge loan facility used to fund a portion of the Valtra purchase price, to repay portions of our revolving credit and term loan facilities and to pay related fees and expenses.

New York Stock Exchange symbol	AG

      The number of shares of our common stock to be outstanding immediately after this offering is based on 75,448,142 shares outstanding as of March 31, 2004. The number of shares of our common stock to be outstanding after this offering does not include:

•	908,000 shares awarded but not earned as of March 31, 2004 under our non-employee director stock incentive plan and our long-term incentive plan; and

•	1,751,188 shares issuable upon the exercise of stock options outstanding as of March 31, 2004 and having a weighted average exercise price of $17.19 per share.

      If the underwriters exercise their over-allotment option in full, we will sell 1,920,000 additional shares, and the number of shares of our common stock outstanding immediately after this offering will be 90,168,142.

AGCO SUMMARY FINANCIAL DATA

      The summary information set forth below is not necessarily indicative of our results of future operations and should be read in conjunction with “Capitalization,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our financial statements and related notes and the other information included elsewhere or incorporated by reference in this prospectus supplement.

	Year Ended December 31,

	1999	2000	2001	2002	2003

	(in millions, except per share data and ratios)
Operating Data:
Net sales	$2,440.9	$2,341.2	$2,545.9	$2,922.7	$3,495.3
Gross profit	362.2	381.7	439.2	531.8	616.4
Income from operations	40.6	65.8	96.7	104.0	183.5
Net income (loss)	$(11.5)	$3.5	$22.6	$(84.4)	$74.4
Net income (loss) per common share—diluted	$(0.20)	$0.06	$0.33	$(1.14)	$0.98
Weighted average shares outstanding—diluted	58.7	59.7	68.5	74.2	75.6
Dividends declared per common share	$0.04	$0.04	$0.01	$—	$—
Other Financial Data:
EBITDA(1)	$117.4	$119.1	$163.9	$155.4	$246.9
Ratio of earnings to fixed charges(2)	—	—	1.4	1.5	2.5

	As of December 31,

	2002	2003

	(in millions)
Balance Sheet Data:
Cash and cash equivalents	$34.3	$147.0
Working capital	599.4	755.4
Total assets	2,349.0	2,839.4
Total long-term debt, excluding current portion	636.9	711.1
Stockholders’ equity	717.6	906.1

(1)	The amounts for EBITDA are reconciled with net income (loss) in footnote (2) to the table in the “Selected Consolidated Financial Data” section of this prospectus supplement.
(2)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and distributed earnings of less-than-50%-owned affiliates, plus fixed charges. Fixed charges consist of interest costs (whether expensed or capitalized), amortization of debt issuance costs and an estimate of the interest cost in rental expense. The deficiency of the earnings to fixed charges was $19.2 million in 1999 and $4.2 million in 2000.

VALTRA SUMMARY FINANCIAL DATA

      The financial information regarding Valtra set forth below and included elsewhere or incorporated by reference in this prospectus supplement was provided to us by Kone and was prepared in accordance with U.S. GAAP. The predecessor and successor periods below refer to the periods in 2002 that preceded and followed Kone’s acquisition of Valtra. This information is not necessarily indicative of Valtra’s results of future operations and should be read in conjunction with Valtra’s financial statements and related notes and the other information included elsewhere or incorporated by reference in this prospectus supplement.

		Year Ended December 31, 2002
	Year
	Ended	January 1, 2002	August 1, 2002	Year
	December	to	to	Ended
	31,	July 31, 2002	Dec. 31, 2002	December 31,
	2001	(Predecessor)	(Successor)	2003

	(in millions)
Operating Data:
Net sales	$612.9	$386.6	$315.6	$962.4
Gross profit	106.4	67.5	56.9	172.6
Income from operations	21.1	20.1	15.0	38.6
Net income (loss)	9.9	12.4	53.8	(18.7)

As of
December 31,
2003

(in millions)
Balance Sheet Data:
Cash and cash equivalents	$159.2
Working capital	143.1
Total assets	999.2
Total long-term debt, excluding current portion	0.9
Shareholders’ equity	505.1

SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

      The summary information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Capitalization,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the historical and pro forma financial statements and related notes and the other information included elsewhere or incorporated by reference in this prospectus supplement. The pro forma and pro forma as adjusted operating data give effect to the transactions described in the notes below as if they occurred as of January 1, 2003, and the pro forma and pro forma as adjusted balance sheet data give effect to the transactions described in the notes below as if they occurred on December 31, 2003.

	Year Ended December 31, 2003

			Pro Forma
	Actual	Pro Forma	as Adjusted
	(1)	(2)	(3)

	(in millions, except per share data)
Operating Data:
Net sales	$3,495.3	$4,446.2	$4,446.2
Gross profit	616.4	783.9	783.9
Income from operations	183.5	222.5	222.5
Net income	$74.4	$72.0	$84.0
Net income per common share— diluted	$0.98	$0.95	$0.95
Weighted average shares outstanding— diluted	75.6	75.6	88.4

		Pro Forma
	Pro Forma	as Adjusted
	as of	as of
	December 31,	December 31,
	2003(2)	2003(3)

	(in millions)
Balance Sheet Data:
Cash and cash equivalents	$—	$—
Working capital	721.0	721.0
Total assets	3,697.7	3,697.1
Total long-term debt, excluding current portion	1,344.3	1,083.8
Stockholders’ equity	905.6	1,165.5

(1)	Amounts reflect AGCO’s financial data only.

(2)	Amounts reflect the combined financial data of AGCO and Valtra on a pro forma basis to reflect the receipt of $100.0 million borrowed under our interim bridge loan facility, $83.2 million borrowed under our multi-currency revolving credit facility, $300.0 million borrowed under our United States dollar denominated term loan facility and €120.0 million borrowed under our Euro denominated term loan facility and the application of such proceeds to acquire Valtra. We paid the balance of the purchase price of Valtra with available cash on hand, a portion of which was raised from the issuance of $201.3 million principal amount of 1 3/4% convertible senior subordinated notes due 2033.

(3)	Amounts reflect the combined financial data of AGCO and Valtra on a pro forma basis as adjusted to reflect the receipt of the net proceeds from this offering of our common stock and the application of such proceeds to repay amounts outstanding under our $100.0 million interim bridge loan facility, to repay portions of our $300.0 million multi-currency revolving credit facility, our $300.0 million United States dollar denominated term loan facility and our €120.0 million Eurodollar denominated term loan facility and to pay related fees and expenses. For more information, see “Use of Proceeds” in this prospectus supplement.

RISK FACTORS

      Investing in our common stock involves risks. In deciding whether to invest in our common stock, you should carefully consider the following risk factors, in addition to the other information contained in this prospectus supplement and the accompanying prospectus and the information incorporated by reference in this prospectus supplement. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the value of our common stock could decline and you may lose all or part of your investment.

Risks Relating to Our Business

Our financial results depend heavily upon the agricultural industry, and factors that adversely affect the agricultural industry generally will adversely affect our results of operations and financial condition.

      Our success depends heavily on the vitality of the agricultural industry. Historically, the agricultural industry, including the agricultural equipment business, has been cyclical and subject to a variety of economic factors, governmental regulations and legislation, and weather conditions. Sales of agricultural equipment generally are related to the health of the agricultural industry, which is affected by farm income and debt levels, farm land values, and farm cash receipts, all of which reflect levels of commodity prices, acreage planted, crop yields, demand, government policies and government subsidies. Sales also are influenced by economic conditions, interest rate and exchange rate levels, and the availability of retail financing. Trends in the industry, such as farm consolidations, may affect the agricultural equipment market. In addition, weather conditions, such as heat waves or droughts, and pervasive livestock diseases can affect farmers’ buying decisions. Downturns in the agricultural industry due to these and other factors are likely to result in decreases in demand for agricultural equipment, which could adversely affect our sales, growth, results of operations and financial condition. During previous downturns in the farm sector, we experienced significant and prolonged declines in sales and profitability, and we expect our business to remain subject to similar market fluctuations in the future.

Our success depends on the introduction of new products, which will require substantial expenditures.

      Our long-term results depend upon our ability to introduce and market new products successfully. The success of our new products will depend on a number of factors, including:

•	customer acceptance;

•	the efficiency of our suppliers in providing component parts;

•	the economy;

•	competition; and

•	the strength of our dealer networks.

      As both we and our competitors continuously introduce new products or refine versions of existing products, we cannot predict the level of market acceptance or the amount of market share our new products will achieve. Any manufacturing delays or problems with our new product launches could adversely affect our operating results. We have experienced delays in the introduction of new products in the past, and we cannot assure you that we will not experience delays in the future. In addition, introducing new products could result in a decrease in revenues from our existing products. Consistent with our strategy of offering new products and product refinements, we expect to continue to use a substantial amount of capital for further product development and refinement. We may need more capital for product development and refinement than is available to us, which could adversely affect our business, financial condition or results of operations.

Rationalization of manufacturing facilities may cause production capacity constraints and inventory fluctuations, which could adversely affect our results of operations and financial condition.

      The rationalization of our manufacturing facilities has at times resulted in, and similar rationalizations in the future may result in, temporary constraints upon our ability to produce product quantities necessary to fill orders and thereby complete sales in a timely manner. A prolonged delay in our ability to fill orders on a timely basis could affect customer demand for our products and increase the size of our product inventories, causing future reductions in our manufacturing schedules and adversely affecting our results of operations. For example, we recently transferred a portion of our production from our Coventry, England facility to our Beauvais, France facility. After this transfer, several suppliers to the Beauvais facility were unable to supply necessary components and parts in a timely manner. As a result, we were not able to meet our manufacturing and sales objectives for products produced at that facility and recently temporarily reduced our manufacturing targets to address these issues. Moreover, our continuous development and production of new products will often involve the retooling of existing manufacturing facilities. This retooling may limit our production capacity at certain times in the future, which could adversely affect our results of operations and financial condition.

We depend on suppliers for components and parts for our products, and any failure by our suppliers to provide products as needed or by us to promptly address supplier issues will adversely impact our ability to timely and efficiently manufacture and sell products.

      Our products include components and parts manufactured by others. As a result, our ability to timely and efficiently manufacture existing products, to introduce new products and to shift manufacturing of products from one facility to another depends on the quality of these components and parts and the timeliness of their delivery to our facilities. At any particular time, we depend on many different suppliers and the failure by one or more of our suppliers to perform as needed will result in fewer products being manufactured, shipped and sold. If the quality of the components or parts provided by our suppliers is less than required and we do not recognize that failure prior to the shipment of our products, we will incur higher warranty costs. The timely supply of component parts for our products also depends on our ability to manage our relationships with suppliers, to identify and replace suppliers that have failed to meet our schedules or quality standards, and to monitor the flow of components and accurately project our needs. In addition, there is substantial steel content in most of the parts that we obtain from our suppliers or manufacture ourselves. Recently, steel prices have increased dramatically. It is not clear how this increase will impact either our suppliers or us, including, in particular, whether we can effectively pass through any increase in cost to customers.

We have significant international operations and, as a result, we are exposed to risks related to foreign laws, taxes, economic conditions, labor supply and relations, political conditions and governmental policies. These risks may delay or reduce our realization of value from our international operations.

      For the year ended December 31, 2003, we derived approximately $2.3 billion or 66.3% of our revenues from sales outside North America. In addition, substantially all of Valtra’s sales are outside North America. The primary foreign countries in which we do business are Germany, Finland, France, Brazil and the United Kingdom. In addition, we have significant manufacturing operations in Finland, France, Germany, Brazil and Denmark. Our results of operations and financial condition may be adversely affected by the laws, taxes, economic conditions, labor supply and relations, political conditions and governmental policies of the foreign countries in which we conduct business. Some of our international operations also are subject to various risks that are not present in domestic operations, including restrictions on dividends and the repatriation of funds. Foreign developing markets may present special risks, such as unavailability of financing, inflation, slow economic growth and price controls.

      Domestic and foreign political developments and government regulations and policies directly affect the international agricultural industry, which affects the demand for agricultural equipment. If demand for agricultural equipment declines, our sales, growth, results of operations and financial condition may be adversely affected. The application, modification or adoption of laws, regulations, trade agreements or policies adversely affecting the agricultural industry, including the imposition of import and export duties and quotas, expropriation and potentially burdensome taxation, could have an adverse effect on our business. The ability of our international customers to operate their businesses and the health of the agricultural industry in general are affected by domestic and foreign government programs that provide economic support to farmers. As a result, farm income levels and the ability of farmers to obtain advantageous financing and other protections would be reduced to the extent that any such programs are curtailed or eliminated. Any such reductions would likely result in a decrease in demand for agricultural equipment. For example, a decrease or elimination of current price protections for commodities or of subsidy payments for farmers in the European Union, the United States, Brazil or elsewhere in South America could negatively impact the operations of farmers in those regions, and, as a result, our sales may decline if these farmers delay, reduce or cancel purchases of our products.

We are subject to currency exchange rate fluctuations and interest rate changes, which could adversely affect our financial performance.

      We conduct operations in many areas of the world involving transactions denominated in a variety of currencies. Our production costs, profit margins and competitive position are affected by the strength of the currencies in countries where we manufacture or purchase goods relative to the strength of the currencies in countries where our products are sold. In addition, we are subject to currency exchange rate risk to the extent that our costs are denominated in currencies other than those in which we earn revenues and to risks associated with translating the financial statements of our foreign subsidiaries from local currencies into United States dollars. Similarly, changes in interest rates affect our results of operations by increasing or decreasing borrowing costs and finance income. Our most significant transactional foreign currency exposures are the Euro, Brazilian real and Canadian dollar in relation to the United States dollar. Where naturally offsetting currency positions do not occur, we attempt to manage these risks by hedging some, but not all, of our exposures through the use of foreign currency forward exchange contracts. As with all hedging instruments, there are risks associated with the use of foreign currency forward exchange contracts, interest rate swap agreements and other risk management contracts. While the use of such hedging instruments provides us with protection from certain fluctuations in currency exchange and interest rates, we potentially forego the benefits that might result from favorable fluctuations in currency exchange and interest rates. In addition, any default by the counterparties to these transactions could adversely affect us. Despite our use of financial hedging transactions, we cannot assure you that currency exchange rate or interest rate fluctuations will not adversely affect our results of operations, cash flow, financial condition or the price of our common stock.

We are subject to extensive environmental laws and regulations, and our costs related to compliance with, or our failure to comply with, existing or future laws and regulations could adversely affect our business and results of operations.

      We are subject to increasingly stringent environmental laws and regulations in the countries in which we operate. These regulations govern, among other things, emissions into the air, discharges into water, the use, handling and disposal of hazardous substances, waste disposal and the remediation of soil and groundwater contamination. Our costs of complying with these or any other current or future environmental regulations may be significant. For example, the European Union and the United States have adopted more stringent environmental regulations regarding emissions into the air. As a result, we will likely incur increased capital expenses to modify our products to comply with these regulations. Further, we may experience production delays if we or our suppliers are unable to design and manufacture components for our products that comply with environmental standards established by regulators. For example, our engine suppliers are subject to air quality standards, and production at our facilities could be impaired if these suppliers are unable to timely respond to any changes in environmental laws and regulations affecting engine emissions. Compliance with environmental and safety regulations has added and will continue to add to the cost of our products and increase the capital-intensive nature of our business. We cannot assure you that we will not be adversely impacted by costs, liabilities or claims with respect to our operations under existing laws or those that may be adopted in the future. If we fail to comply with existing or future laws and regulations, we may be subject to governmental or judicial fines or sanctions and our business and results of operations could be adversely affected.

Our labor force is heavily unionized, and our contractual and legal obligations under collective bargaining agreements and labor laws may subject us to greater risks of work interruption or stoppage and could cause our costs to be higher.

      Most of our employees, principally at our manufacturing facilities, are represented by collective bargaining agreements with contracts that expire on varying dates. Several of our collective bargaining agreements are of limited duration and, therefore, must be re-negotiated frequently. As a result, we could incur significant administrative expenses associated with union representation of our employees. Furthermore, we are at greater risk of work interruptions or stoppages than non-unionized companies, and any work interruption or stoppage could significantly impact the volume of goods we have available for sale. In addition, collective bargaining agreements and labor laws may impair our ability to reduce our labor costs by streamlining existing manufacturing facilities and in restructuring our business because of limitations on personnel and salary changes and similar restrictions.

We have significant pension obligations with respect to our employees.

      A portion of our active and retired employees participates in defined benefit pension plans under which we are obligated to provide prescribed levels of benefits regardless of the value of the underlying assets, if any, of the applicable pension plan. If our obligations under a plan are unfunded or underfunded, we will have to use cash flow from operations and other sources to pay our obligations either as they become due or over some shorter funding period. As of December 31, 2003, we had approximately $232.0 million in unfunded or underfunded obligations related to our pension and other post-retirement health care benefits. For a discussion of litigation that currently is pending in connection with our United Kingdom pension obligations, see “Business—Legal Proceedings.”

Securities and derivative litigation recently has been filed against us and our directors.

      On February 5, 2004, we announced that we had received an informal inquiry from the SEC regarding various accounting policies. On March 10, 2004, the SEC informed us that it had terminated its inquiry. However, as a result of the announcement of the inquiry, five putative class action complaints were filed against AGCO and our chief executive and chief financial officers. In addition, a derivative action was filed that names our directors as defendants as well. See “Business—Legal Proceedings” for a more complete description. We do not believe that these cases have merit and intend to defend against them. In addition, we maintain director and officer insurance that should provide coverage up to the policy limits of the insurance. However, if we do not prevail, an award of damages that exceeds the coverage available under our insurance could adversely affect our business and our financial condition.

The agricultural equipment industry is highly seasonal, and seasonal fluctuations may adversely affect our quarterly results of operations, cash flows and financial condition.

      The agricultural equipment business is highly seasonal, which causes our quarterly results to fluctuate during the year. December is typically our largest month for retail sales because our customers purchase a higher volume of our products at year end with funds from their completed harvests and when dealer incentives are greatest. In addition, farmers purchase agricultural equipment in the Spring and Fall in conjunction with the major planting and harvesting seasons. Our net sales and income from operations have historically been the lowest in the first quarter and have increased in subsequent quarters as dealers increase inventory in anticipation of increased retail sales in the third and fourth quarters.

We face intense competition and, if we are unable to compete successfully against other agricultural equipment manufacturers, we could lose customers and our revenues and profitability may decline.

      The agricultural equipment business is highly competitive, particularly in North America, Europe and Latin America. We compete with several large national and international companies that, like us, offer a full line of agricultural equipment. We also compete with numerous short-line and specialty manufacturers and suppliers of farm equipment products. Our two key competitors, Deere & Co. and CNH Global, are substantially larger than we are and have greater financial and other resources. In addition, in some markets, we compete with smaller regional competitors with significant market share in a single country or group of countries. We cannot assure you that these competitors will not substantially increase the resources devoted to the development and marketing, including discounting, of products that compete with our products. If we are unable to compete successfully against other agricultural equipment manufacturers, we could lose customers and our revenues and profitability may decline. There also can be no assurances that consumers will continue to regard our agricultural equipment favorably, and we may be unable to develop new products that appeal to consumers or unable to continue to compete successfully in the agricultural equipment business. In addition, competitive pressures in the agricultural equipment business may affect the market prices of new and used equipment, which, in turn, may adversely affect our sales margins and results of operations.

Risks Relating to the Valtra Acquisition

We can provide no assurances that our acquisition of Valtra will be approved by the Brazilian competition authority.

      We have applied to the Brazilian competition authority for its approval of our purchase of Valtra. At this time, we cannot predict with certainty when or whether the Brazilian competition authority will grant its approval. Under Brazilian law, we were permitted to complete the purchase of Valtra without having received such approval; however, the Brazilian competition authority has, while considering our request for approval, imposed conditions on how we operate both Valtra’s Brazilian business and our existing Brazilian business. These conditions include a requirement to maintain all manufacturing facilities, brands, products and distribution channels that existed prior to the acquisition. The timing and the conditions of such approval may delay or prevent us from fully executing our business plan for operating the Valtra business and our existing business or may force us to sell a portion of the Valtra business or our existing business, which could adversely affect our financial condition and results of operations.

We may encounter difficulties in integrating Valtra into our business and may not fully achieve, or achieve within a reasonable time frame, expected strategic objectives, cost savings and other expected benefits of the acquisition.

      We expect to realize strategic and other benefits as a result of our acquisition of Valtra, including, among other things, access to Valtra’s customers in the Nordic and Latin American regions, its research and development capabilities and its engine technology, which can be used with several of our tractor platforms. However, it is impossible to predict with certainty whether, or to what extent, these benefits will be realized or whether we will be able to integrate Valtra in a timely and effective manner. In addition:

•	the costs of integrating Valtra and its operations may be higher than we expect and may require significant attention from our management; and

•	our ability to successfully carry out our growth strategy for Valtra will be affected by, among other things, our ability to maintain and enhance our relationships with existing Valtra customers, changes in the spending patterns and preferences of such customers, and fluctuating economic and competitive conditions.

      Our ability to address these issues will determine the extent to which we are able to successfully integrate, develop and grow the Valtra business and to realize the expected benefits of the transaction. Our failure to do so could have a material adverse effect on our revenues, operating results and financial condition following the transaction and could cause the value of our common stock to decline.

Valtra operates certain business segments that are significantly different from ours, and we face new risks associated with conducting the Valtra business.

      Valtra manufactures and sells diesel engines and is subject to regulations and demands that are different from our core business. We do not have experience in operating an engine manufacturing business and may be unable to achieve the same growth, sales levels and profitability as Valtra has in the past. We also are unfamiliar with the risks that are peculiar to the engine manufacturing industry. For example, engine manufacturers are subject to environmental standards that are adjusted by regulators from time to time to minimize harmful emissions into the air. If we are unable to design and manufacture engines that comply with these changing regulations, Valtra’s introduction of competitive products to the marketplace may be delayed indefinitely. Further, since Valtra supplies us with engines for our products, production at our facilities could be impaired if Valtra is unable to timely respond to regulatory changes. We cannot predict with certainty our ability to effectively operate the Valtra business, and, consequently, our results of operations and financial condition could be negatively impacted following the acquisition.

Risks Relating to Our Indebtedness

We have a substantial amount of indebtedness, which may adversely affect our ability to operate and expand our business.

      We have now, and following this offering and our planned offering of €200.0 million principal amount of Euro senior subordinated notes will continue to have, a significant amount of indebtedness. As of December 31, 2003, we had total long-term indebtedness of approximately $711.1 million, stockholders’ equity of approximately $906.1 million and a ratio of long-term indebtedness to equity of 0.78 to 1.0. We also had short-term obligations of $20.3 million, capital lease obligations of $2.0 million, unconditional purchase or other long-term obligations of $284.6 million and amounts owed under an accounts receivable securitization facility of $448.4 million. In addition, we had guaranteed indebtedness owed to third parties of approximately $43.9 million, primarily related to dealer and end-user financing of equipment.

      On January 5, 2004, we incurred additional indebtedness under a $100.0 million interim bridge loan facility, €100.0 million under a multi-currency revolving credit facility, $300.0 million under a United States dollar denominated term loan facility and €120.0 million under a Euro denominated term loan facility to fund the purchase of Valtra.

      Our substantial indebtedness could have important adverse consequences. For example, it could:

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, which would reduce the availability of our cash flow to fund future working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restrict us from introducing new products or pursuing business opportunities;

•	place us at a competitive disadvantage compared to our competitors that have relatively less indebtedness;

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds or pay cash dividends; and

•	prevent us from selling additional receivables to our commercial paper conduit if the agent under our accounts receivable securitization facilities exercises its right to terminate the facilities in the event our senior unsecured debt rating under the U.S. facility agreement moves below BB- by Standard & Poor’s or BA3 by Moody’s Investor Services, for which, based on our current ratings, a downgrade of two levels by Standard & Poor’s and one level by Moody’s would need to occur, or our senior unsecured debt rating under the Canadian or European facility agreements moves below B+ by Standard & Poor’s or B1 by Moody’s Investor Services, for which, based on our current ratings, a downgrade of three levels by Standard & Poor’s and two levels by Moody’s would need to occur.

Covenants in our debt instruments restrict or prohibit us from engaging in or entering into a variety of transactions, which could adversely affect us.

      The indentures governing our outstanding indebtedness contain, and the indenture governing our planned offering of €200.0 million principal amount of Euro senior subordinated notes will contain, various covenants that limit, among other things, our ability to:

•	incur additional indebtedness;

•	pay dividends or make distributions or certain other restricted payments;

•	make certain investments;

•	receive dividends or other payments from restricted subsidiaries;

•	issue or sell capital stock of restricted subsidiaries;

•	guarantee indebtedness;

•	enter into transactions with stockholders or affiliates;

•	create liens;

•	sell assets;

•	engage in sale-leaseback transactions; and

•	enter into certain mergers and consolidations.

      Failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations.

A breach of a covenant in our debt instruments could cause acceleration of a significant portion of our outstanding indebtedness.

      A breach of a covenant or other provision in any debt instrument governing our current or future indebtedness could result in a default under such instruments. Our ability to comply with these covenants and other provisions may be affected by events beyond our control, and we cannot assure you that we will be able to comply with these covenants and other provisions. Upon the occurrence of an event of default under any debt instrument, the lenders could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders could proceed against collateral granted to them, if any, to secure the indebtedness. If our current or future lenders accelerate the payment of the indebtedness owed to them, we cannot assure you that our assets would be sufficient to repay in full our outstanding indebtedness.

Our subsidiaries hold a majority of our assets and conduct a majority of our operations and they will not be obligated to make payments on our indebtedness.

      We conduct a majority of our business through our subsidiaries. These subsidiaries directly and indirectly own a majority of the assets of our business and conduct operations themselves and through other subsidiaries. Therefore, we depend on distributions and advances from our subsidiaries and the repayment by our subsidiaries of intercompany loans and advances to meet our debt service and other obligations. Contractual provisions, laws or regulations to which we or any of our subsidiaries are or may become subject, as well as any subsidiary’s financial condition and operating requirements, may limit our ability to obtain cash required to service our indebtedness.

We may not have sufficient cash flow to make payments on our indebtedness.

      Our ability to pay principal and interest on our indebtedness and to fund our planned capital expenditures depends on our future operating performance. Our future operating performance is subject to a number of risks and uncertainties that are often beyond our control, including general economic conditions and financial, competitive, regulatory and environmental factors. For a discussion of some of these risks and uncertainties, see “—Risks Relating to Our Business.” Consequently, we cannot assure you that we will have sufficient cash flow to meet our liquidity needs, including making payments on our indebtedness.

      We plan to offer €200.0 million principal amount of Euro senior subordinated notes shortly after completion of this offering. Assuming completion of this offering and the offering of the notes, as well as the designated use of proceeds from these financings as described in “Use of Proceeds,” we expect to have total long-term debt of approximately $1.1 billion and a ratio of total long-term debt to total capitalization of approximately 0.48. If our cash flow and capital resources are insufficient to allow us to make scheduled payments on our debt, we may have to sell assets, seek additional capital or restructure or refinance our debt. We cannot assure you that the terms of our debt will allow for these alternative measures or that such measures would satisfy our scheduled debt service obligations.

      If we cannot make scheduled payments on our debt:

•	the holders of our debt could declare all outstanding principal and interest to be due and payable;

•	the holders of our secured debt could commence foreclosure proceedings against our assets;

•	we could be forced into bankruptcy or liquidation; and

•	you could lose all or part of your investment in our common stock.

Risks Relating to This Offering

The price of our common stock historically has experienced significant price and volume fluctuations, which may make it difficult for you to resell your shares of our common stock.

      The market price of our common stock historically has experienced and may continue to experience significant price and volume fluctuations similar to those experienced by the broader stock market in recent years. Generally, the fluctuations experienced by the broader stock market have affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our common stock. In addition, our announcements of our quarterly operating results, changes in general conditions in the economy or the financial markets and other developments affecting us, our affiliates or our competitors could cause the market price of our common stock to fluctuate substantially.

Conversion of our senior subordinated notes into shares of our common stock will dilute the ownership interests of you and our other stockholders.

      We have outstanding $201.3 million principal amount of 1 3/4% convertible senior subordinated notes due 2033 that are convertible into shares of our common stock at an effective price of $22.36 per share, subject to adjustment. The conversion of some or all of the notes will dilute the ownership interest of existing holders of our common stock. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

Provisions in our stockholder rights plan and Delaware law may delay or prevent take-over attempts, which could adversely affect the value of shares of our common stock.

      Our stockholder rights plan contains provisions that could make it harder for a third party to acquire us. The rights plan provides that each share of common stock outstanding will have attached to it the right to purchase one-hundredth of a share of Junior Cumulative Preferred Stock, or junior preferred stock. The purchase price per one-hundredth of a share of junior preferred stock is $200.00, subject to adjustment. The rights will be exercisable only if a person or group acquires 20.0% or more of our common stock or announces a tender offer or exchange offer that would result in the acquisition of 20.0% or more of our common stock or, in some circumstances, if other conditions are met. After the rights become exercisable, the plan allows stockholders, other than the acquirer, to purchase our common stock or, in some circumstances, securities of the acquiror with a then current market value of two times the exercise price of the right. The rights plan expires on April 26, 2004, although we expect that prior to that date our board of directors may amend it to extend it and modify various other provisions. The rights are redeemable for $0.01 per right, subject to adjustment, at the option of our board of directors. The rights may discourage take-over attempts because they could cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. Generally, the rights should not interfere with any merger or other business combination approved by our board of directors because our board of directors may redeem the rights prior to the time we enter into a purchase and sale agreement with the acquirer. In addition, Delaware law imposes some restrictions on mergers and other business combinations between us and any holder of 15.0% or more of our outstanding common stock. Although we believe the rights plan and Delaware law provide us an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if a take-over attempt is considered beneficial by some stockholders.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

      Certain statements included or incorporated by reference in this prospectus supplement reflect assumptions, expectations, projections, intentions or beliefs about future events. These statements, which may relate to such matters as our expectations with respect to the Valtra acquisition, industry conditions, net sales and income, restructuring and other infrequent expenses, impairment charges, future capital expenditures, fulfillment of working capital needs, the impact of war and political unrest and future acquisition plans, are “forward-looking statements” within the meaning of the federal securities laws. These statements do not relate strictly to historical or current facts, and you can identify certain of these statements, but not necessarily all, by the use of the words “anticipate,” “assumed,” “indicate,” “estimate,” “believe,” “predict,” “forecast,” “rely,” “expect,” “continue,” “grow” and other words of similar meaning. Although we believe that the expectations and assumptions reflected in these statements are reasonable in view of the information currently available to us, there can be no assurance that these expectations will prove to be correct. These forward-looking statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in or implied by the forward-looking statements. In addition to the specific factors discussed in the “Risk Factors” section in this prospectus supplement and our reports that are incorporated by reference, the following are among the important factors that could cause actual results to differ materially from the forward-looking statements:

•	general economic and capital market conditions;

•	the worldwide demand for agricultural products;

•	grain stock levels and the levels of new and used field inventories;

•	government policies and subsidies;

•	weather conditions;

•	interest and foreign currency exchange rates;

•	pricing and product actions taken by competitors;

•	commodity prices, acreage planted and crop yields;

•	farm income, land values, debt levels and access to credit;

•	pervasive livestock diseases;

•	production disruptions;

•	supply and capacity constraints;

•	our cost reduction and control initiatives;

•	our research and development efforts;

•	dealer and distributor actions;

•	technological difficulties; and

•	political and economic uncertainty in various areas of the world.

      Any forward-looking statement should be considered in light of such important factors.

      New factors that could cause actual results to differ materially from those described above emerge from time to time, and it is not possible for us to predict all of such factors or the extent to which any such factor or combination of factors may cause actual results to differ from those contained in any forward-looking statement. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update the information contained in such statement to reflect subsequent developments or information except as required by law.

USE OF PROCEEDS

      We estimate that the net proceeds of this offering will be approximately $260.5 million, after deducting the underwriting discount and estimated offering expenses. We expect to use the net proceeds of this offering as follows:

•	approximately $100.0 million plus applicable interest to repay amounts outstanding under our interim bridge loan facility with Rabobank and Morgan Stanley Senior Funding, Inc., which we used, together with the prior offering of our 1 3/4% convertible senior subordinated notes and amounts borrowed under our revolving credit and term loan facilities, to fund our acquisition of Valtra. The principal amount borrowed under the bridge loan facility was $100.0 million, and interest will accrue on such amount at an increasing rate of interest, currently 8.0% subject to a maximum rate of 8 3/4%. The loans under the bridge loan facility constitute senior subordinated obligations, pari passu with the convertible senior subordinated notes and our 8 1/2% senior subordinated notes due 2006. The bridge loan facility matures on January 5, 2005, the first anniversary of the closing date. If the bridge loan facility has not been repaid by such date, then, under certain circumstances, the bridge lenders may exchange all of the bridge loans for “exchange notes” which would mature on the tenth anniversary of the closing date;

•	approximately $100.0 million plus applicable interest to repay amounts outstanding under our $300.0 million multi-currency revolving credit facility. We closed the revolving credit facility on January 5, 2004, and used the amounts borrowed to fund the purchase price of Valtra. The revolving credit facility matures in January 2006, provided that if our existing 8 1/2% senior subordinated notes due 2006 are refinanced on terms specified by the lenders prior to such date, the maturity date will be extended to March 2008, and provided further that if our existing 9 1/2% senior notes due 2008 are refinanced on terms specified by the lenders prior to such date, the maturity date will be extended to December 2008. Interest accrues on amounts outstanding under the facility, at our option, at either (1) LIBOR plus a margin ranging between 1.50% and 2.25% based upon our senior debt ratio or (2) the higher of Rabobank’s base lending rate or one-half of one percent over the federal funds rate plus a margin ranging between 0.25% and 1.0% based on our senior debt ratio. The interest margin on the revolving credit facility was 2.25% as of April 1, 2004.

•	approximately $40.3 million and $20.2 million plus applicable interest to repay amounts outstanding under, respectively, our $300.0 million United States dollar denominated term loan and our €120.0 million Euro denominated term loan. We closed both term loans on January 5, 2004, and used the amounts borrowed to fund the purchase price of Valtra. Both term loans will amortize at the rate of one percent per annum until the maturity date. The maturity date for the term loans is January 2006, provided that if the 8 1/2% senior subordinated notes due 2006 are refinanced on terms specified by the lenders prior to such date, the term loan maturity date will be extended to March 2008, and provided further that if the senior notes are refinanced on terms specified by the lenders prior to such date, the term loan maturity date will be extended to June 2009.

      Shortly after completion of this offering, we intend to publicly offer €200.0 million principal amount of Euro senior subordinated notes. We expect to use the proceeds from the notes to redeem the $250.0 million principal amount of our outstanding 8 1/2% senior subordinated notes due 2006. These notes were issued in 1996 at 99.139% of their principal amount, are unsecured obligations and are redeemable at our option, in whole or in part, at any time at 100% of their principal amount, plus accrued interest. We cannot, however, provide any assurances as to when and whether that offering will be completed. See “Risk Factors — Risks Related to Our Indebtedness.”

PRICE RANGE OF COMMON STOCK

      Our common stock trades on the New York Stock Exchange under the symbol “AG.” The following table sets forth, for the periods indicated, the range of high and low sale prices for our common stock:

	High	Low

Year Ended December 31, 2002:
First Quarter	$22.82	$14.92
Second Quarter	$23.03	$19.14
Third Quarter	$23.20	$15.38
Fourth Quarter	$26.15	$21.67
Year Ended December 31, 2003:
First Quarter	$22.89	$14.41
Second Quarter	$22.22	$15.98
Third Quarter	$22.63	$15.89
Fourth Quarter	$20.27	$15.46
Year Ending December 31, 2004:
First Quarter	$21.87	$16.25
Second Quarter (through April 1, 2004)	$21.50	$20.40

      On April 1, 2004, the last reported sale price for our common stock was $21.45 per share. As of March 31, 2004, there were approximately 680 holders of record of our common stock.

DIVIDEND POLICY

      The indentures governing our senior subordinated notes and our senior notes and our various credit agreements contain significant restrictions on our ability to pay dividends. We currently do not pay dividends, and we have no plan to pay dividends in the foreseeable future.

CAPITALIZATION

      The following table sets forth our capitalization as of December 31, 2003. Amounts are presented:

•	for AGCO only on an actual basis;

•	for AGCO and Valtra on a pro forma basis to reflect the receipt of $100.0 million borrowed under our interim bridge loan facility, $83.2 million borrowed under our multi-currency revolving credit facility, $300.0 million borrowed under our United States dollar denominated term loan facility and €120.0 million borrowed under our Euro denominated term loan facility and the application of such proceeds to acquire Valtra. We paid the balance of the purchase price with available cash on hand, a portion of which was raised from the issuance of $201.3 million principal amount of 1 3/4% convertible senior subordinated notes due 2033;

•	for AGCO and Valtra on a pro forma basis as adjusted to reflect the receipt of the net proceeds from this offering of our common stock and the application of such proceeds to repay amounts outstanding under our $100.0 million interim bridge loan facility, to repay portions of our $300.0 million multi-currency revolving credit facility, our $300.0 million United States dollar denominated term loan facility and our €120.0 million Eurodollar denominated term loan facility and to pay related fees and expenses.

      The following table does not reflect amounts outstanding under our accounts receivable securitization facility. The information set forth below is not necessarily indicative of our results of future operations or financial position and should be read in conjunction with “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Combined Financial Information” as well as our consolidated financial statements and related notes and the other information incorporated by reference in this prospectus supplement.

	As of December 31, 2003

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(in millions)
Cash and cash equivalents	$147.0	$—	$—

Long-term debt, excluding current maturities:
Revolving credit facility	$—	$—	$—
9 1/2% senior notes	250.0	250.0	250.0
8 1/2% senior subordinated notes	249.3	249.3	249.3
1 3/4% convertible senior subordinated notes	201.3	201.3	201.3
Bridge loan facility	—	100.0	—
New revolving credit facility	—	83.2	—
New term loan facility	—	450.0	372.7
Other long-term debt	10.5	10.5	10.5

Total long-term debt	$711.1	$1,344.3	$1,083.8

Stockholders’ equity:
Common stock, $0.01 par value; 150,000,000 shares authorized; 75,409,655 shares outstanding, actual and pro forma; 88,209,655 shares outstanding, pro forma as adjusted	0.8	0.8	0.9
Additional paid-in capital	590.3	590.3	850.7
Retained earnings	635.0	634.5	633.9
Unearned compensation	(0.5)	(0.5)	(0.5)
Accumulated other comprehensive loss	(319.5)	(319.5)	(319.5)

Total stockholders’ equity	$906.1	$905.6	$1,165.5

Total capitalization	$1,617.2	$2,249.9	$2,249.3

SELECTED CONSOLIDATED FINANCIAL DATA

      We derived the following information as of and for each of the fiscal years ended December 31, 1999, 2000, 2001, 2002 and 2003 from our audited consolidated financial statements. The information set forth below is not necessarily indicative of our results of future operations and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our consolidated financial statements and related notes and the other information included elsewhere or incorporated by reference in this prospectus supplement.

	Year Ended December 31,

	1999	2000	2001	2002	2003

	(in millions)
Operating Data:
Net sales	$2,440.9	$2,341.2	$2,545.9	$2,922.7	$3,495.3
Cost of goods sold	2,078.7	1,959.5	2,106.7	2,390.9	2,878.9

Gross profit	362.2	381.7	439.2	531.8	616.4
Selling, general and administrative expenses	229.2	229.5	254.3	282.4	331.6
Engineering expenses	44.6	45.6	49.6	57.2	71.4
Restricted stock compensation expense	8.5	3.8	7.1	44.1	0.6
Restructuring and other infrequent expenses	24.5	21.9	13.0	42.7	27.6
Amortization of intangibles	14.8	15.1	18.5	1.4	1.7

Income from operations	40.6	65.8	96.7	104.0	183.5
Interest expense, net	57.6	46.6	59.9	57.4	60.0
Other expense, net	15.2	33.1	23.4	20.8	25.2

Income (loss) before income taxes, equity in net earnings of affiliates and cumulative effect of a change in accounting principle	(32.2)	(13.9)	13.4	25.8	98.3
Income tax provision (benefit)	(10.2)	(7.6)	1.4	99.8	41.3

Income (loss) before equity in net earnings of affiliates and cumulative effect of a change in accounting principle	(22.0)	(6.3)	12.0	(74.0)	57.0
Equity in net earnings of affiliates	10.5	9.8	10.6	13.7	17.4

Income (loss) before cumulative effect of a change in accounting principle	(11.5)	3.5	22.6	(60.3)	74.4
Cumulative effect of a change in accounting principle, net of taxes(1)	—	—	—	(24.1)	—

Net (loss) income	$(11.5)	$3.5	$22.6	$(84.4)	$74.4

Other Financial Data:
Net (loss) income per common share—diluted(1)	$(0.20)	$0.06	$0.33	$(1.14)	$0.98
EBITDA(2)	$117.4	$119.1	$163.9	$155.4	$246.9
Ratio of earnings to fixed charges(3)	—	—	1.4	1.5	2.5
Weighted average shares outstanding—diluted	58.7	59.7	68.5	74.2	75.6
Dividends declared per common share	$0.04	$0.04	$0.01	$—	$—

(footnotes on next page)

	As of December 31,

	2002	2003

	(in millions)
Balance Sheet Data:
Cash and cash equivalents	$34.3	$147.0
Working capital	599.4	755.4
Total assets	2,349.0	2,839.4
Total long-term debt, excluding current portion	636.9	711.1
Stockholders’ equity	717.6	906.1

(1)	Amounts for the year ended December 31, 2002 reflect the after-tax write-down of goodwill associated with our Argentina and North America reporting units.

(2)	Reconciliation of EBITDA with net income (loss) is as follows:

	Year Ended December 31,

	1999	2000	2001	2002	2003

Net (loss) income	$(11.5)	$3.5	$22.6	$(84.4)	$74.4
Interest expense, gross	71.4	60.3	72.1	66.7	70.7
Income taxes	(10.2)	(7.6)	1.4	99.8	41.3
Depreciation and amortization	67.7	62.9	67.8	49.2	60.5
Cumulative effect of a change in accounting principle	—	—	—	24.1	—

EBITDA	$117.4	$119.1	$163.9	$155.4	$246.9

(3)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and distributed earnings of less-than-50%-owned affiliates, plus fixed charges. Fixed charges consist of interest costs (whether expensed or capitalized), amortization of debt issuance costs and an estimate of the interest cost in rental expense. The deficiency of the earnings to fixed charges was $19.2 million in 1999 and $4.2 million in 2000.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      The following discussion and analysis contains forward-looking statements. These forward-looking statements involve a number of risks and uncertainties, and actual results may differ significantly from the results discussed in or implied by such forward-looking statements. Some factors that may cause our results to differ are described in the sections in this prospectus supplement under the headings “Risk Factors,” “Special Note About Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies,” as well as the consolidated historical and pro forma financial statements and related notes included elsewhere or incorporated by reference in this prospectus supplement.

      We are a leading manufacturer and distributor of agricultural equipment and related replacement parts throughout the world. We sell a full range of agricultural equipment, including tractors, combines, hay tools, sprayers, forage equipment and implements. Our products are marketed under the following brand names: AGCO®, AgcoAllis®, AgcoStar®, Ag-Chem®, Challenger®, Farmhand®, Fendt®, Fieldstar®, Gleaner®, Glencoe®, Hesston®, Lor*Al ®, Massey Ferguson®, New Idea®, RoGator®, SoilteqTM, Spra-Coupe®, Sunflower®, Terra-Gator®, Tye®, White® and Willmar®. We distribute most of our products through a combination of approximately 8,400 independent dealers, distributors, associates and licensees. In addition, we provide retail financing in North America, the United Kingdom, France, Germany, Ireland and Brazil through our finance joint ventures with Rabobank. As a result of the Valtra acquisition consummated on January 5, 2004 (see “— Recent Acquisitions”), we also began marketing under the Valtra® and SisuDieselTM brand names. Depending on the markets, we distribute these products directly to end customers or through Valtra’s 820 independent dealers and distributors.

Results of Operations

      We sell our equipment and replacement parts to our independent dealers, distributors and other customers. A large majority of our sales are to independent dealers and distributors that sell our products to the end user. To the extent practicable, we attempt to sell products to our dealers and distributors on a level basis throughout the year to reduce the effect of seasonal demands on our manufacturing operations and to minimize our investment in inventory. However, retail sales by dealers to farmers are highly seasonal and are linked to the planting and harvesting seasons. In certain markets, particularly in North America, there is often a time lag, which varies based on the timing and level of retail demand, between our sale of the equipment to the dealer and the dealer’s sale to a retail customer. During this time lag between the wholesale and retail sale, dealers may not return equipment to us unless the dealer’s contract is terminated or we agree to accept returned products. In most cases, commissions payable under our salesman incentive programs are paid at the time of the retail sale, as opposed to when the products are sold to dealers.

      The following table sets forth, for the periods indicated, the percentage relationship to net sales of certain items included in our consolidated statements of operations:

	Years Ended December 31,

	2003	2002	2001

Net sales	100.0%	100.0%	100.0%
Cost of goods sold	82.4	81.8	82.7

Gross profit	17.6	18.2	17.3
Selling, general and administrative expenses	9.5	9.6	10.0
Engineering expenses	2.0	2.0	2.0
Restricted stock compensation expense	—	1.5	0.3
Restructuring and other infrequent expenses	0.8	1.5	0.5
Amortization of intangibles	0.1	—	0.7

Income from operations	5.2	3.6	3.8
Interest expense, net	1.7	2.0	2.4
Other expense, net	0.7	0.7	0.9

Income before income taxes, equity in net earnings of affiliates and cumulative effect of a change in accounting principle	2.8	0.9	0.5
Income tax provision	1.2	3.4	—

Income (loss) before equity in net earnings of affiliates and cumulative effect of a change in accounting principle	1.6	(2.5)	0.5
Equity in net earnings of affiliates	0.5	0.5	0.4

Income (loss) before cumulative effect of a change in accounting principle	2.1	(2.0)	0.9
Cumulative effect of a change in accounting principle, net of taxes	—	(0.9)	—

Net income (loss)	2.1%	(2.9)%	0.9%

2003 Compared to 2002

      Net income for 2003 was $74.4 million, or $0.98 per diluted share, compared to a net loss of $84.4 million, or $1.14 per diluted share, for 2002. Our results for 2003 included the following items:

•	restructuring expenses of $27.6 million, or $0.26 per share, primarily related to the closure of our Coventry, England manufacturing facility as well as the rationalization of various other manufacturing facilities; and

•	restricted stock compensation expense of $0.6 million, or $0.01 per share, related to awards earned under our long-term incentive plan (“LTIP”).

      Our results for 2002 included the following items:

•	restructuring expenses of $42.7 million, or $0.38 per share, primarily related to the closure of our Coventry, England manufacturing facility as well as the rationalization of various other manufacturing facilities;

•	restricted stock compensation expense of $44.1 million, or $0.39 per share, primarily related to awards earned in the first and fourth quarters under our LTIP;

•	non-cash adjustment of $91.0 million, or $1.23 per share, to increase the valuation allowance against our United States deferred tax assets; and

•	non-cash write-down of goodwill of $24.1 million (net of $3.6 million of taxes), or $0.33 per share, related to the adoption of Statement of Financial Accounting Standards, or SFAS No. 142, which was reflected as a cumulative effect of a change in accounting principle during the first quarter of 2002.

      Net sales for 2003 were 19.6% higher than 2002 primarily due to higher sales in South America, incremental sales of the new Challenger product line and the acquired Sunflower brand, and positive currency translation impacts. Income from operations, including restructuring expenses and restricted stock compensation, was $183.5 million in 2003 compared to $104.0 million in 2002. Our operating income improved primarily due to higher sales volume as well as decreased restricted stock compensation expense and lower restructuring and other infrequent expenses compared to 2002. Operating earnings increased in most of our markets outside of Europe primarily due to improved industry demand. In Europe, operating earnings declined as a result of production transition inefficiencies, sales mix associated with weak industry demand in key markets and higher pension costs. Gross margins declined from 18.2% in 2002 to 17.6% in 2003, largely as a result of production transition inefficiencies and negative currency impacts on European and South American exports sold in other markets.

Acquisitions

      On January 5, 2004, we acquired the Valtra tractor and diesel engine operations of Kone for €600.6 million net of approximately €21.4 million cash acquired (or approximately $755.9 million net), subject to customary closing adjustments. Valtra is a global tractor and off-road engine manufacturer with market leadership positions in the Nordic region of Europe and Latin America. This acquisition provides us with opportunity to expand our business in significant global markets and exchange technology between the combined companies. See “— Recent Acquisitions” for additional information.

Retail Sales

      Industry demand within the major markets of the world was mixed during 2003. Conditions in the North American market generally improved throughout 2003 due to higher commodity prices and improved weather conditions relative to 2002. In Western Europe, demand was negatively impacted by dry weather conditions, especially the German market, where severe drought conditions and economic uncertainty significantly affected high horsepower tractor demand. In South America, industry tractor sales in the largest market of Brazil declined due to revisions in government financing subsidies, but was offset by strong increases in demand in the Argentina market.

      In the United States and Canada, industry unit retail sales of tractors increased approximately 19.0% in 2003 compared to 2002, resulting from strong increases in the compact tractor and utility tractor segments and a moderate increase in the high horsepower tractor segment. Industry unit retail sales of combines decreased approximately 2.0% when compared to the prior year. Our unit retail sales of tractors in North America increased slightly in 2003 when compared to 2002, while our unit retail sales of combines were lower than the prior year. In Western Europe, industry unit retail sales of tractors decreased approximately 2.0% in 2003 compared to 2002. Sales results were mixed with more significant declines in Germany and Spain where dry weather conditions impacted demand. Our unit retail sales of tractors also decreased during 2003 compared to 2002. In South America, industry unit retail sales of tractors and combines in 2003 increased approximately 1.0% and 25.0%, respectively, compared to 2002. Our unit retail sales of tractors and combines also increased during 2003 compared to 2002. In other international markets, our net sales for 2003, excluding currency impacts, were approximately 3.0% higher than the prior year, particularly in Eastern Europe and Australia. Industry unit retail sales of sprayers in North America increased approximately 5.0% in 2003 when compared to 2002. Our retail sales of sprayers in 2003 were flat compared to 2002. Industry sales recovered in the second half of 2003 to offset declines in the first half of 2003.

Statements of Operations

      Net sales for 2003 were $3,495.3 million compared to $2,922.7 million for 2002. The increase was primarily attributable to the inclusion of a full year of Sunflower sales in 2003, incremental sales of the new

Challenger product line, the consolidation of GIMA, our component manufacturing joint venture in France, (from July 1, 2003) and positive foreign currency translation impacts. Sunflower, acquired in November 2002, generated a net sales increase in 2003 over the partial year in 2002 of approximately $34.0 million. The Challenger product line, acquired in March 2002, generated a net sales increase in 2003 over the partial year in 2002 of approximately $97.9 million. The consolidation of our GIMA joint venture resulted in an additional $24.9 million of sales over the prior year. Currency translation positively impacted net sales by $276.5 million, primarily due to the strengthening of the Euro. Excluding the effect of the Sunflower and Challenger acquisitions, the consolidation of GIMA and foreign currency translation, net sales were 4.7% higher than in 2002.

      Regionally, net sales in North America, excluding currency impact, increased $121.6 million, or 15.4%, in 2003, due primarily to the Challenger product line introduction and product offering expansion, as well as the inclusion of a full year of Sunflower sales. In the Europe/ Africa/ Middle East region, net sales, excluding currency impact and the consolidation of GIMA, decreased $34.4 million, or 2.7%, compared to 2002 primarily due to weakened industry conditions in Western Europe, particularly in Germany, due to dry weather conditions and economic uncertainty. This decline was partially offset by improved market demand in Eastern Europe, where demand has increased in countries recently invited to join the European Union. Net sales, excluding currency impact, in South America increased $152.6 million, or 56.4%, compared to 2002 resulting from significant increases in demand in the Argentina market and a growth in combine sales. In the Asia/ Pacific region, net sales, excluding currency impact, increased $17.9 million, or 16.7%, compared to 2002 due to growth in most markets, particularly in Australia. In the Sprayer division, net sales, excluding currency impact, increased $1.7 million, or 0.7%.

      Gross profit was $616.4 million, or 17.6% of net sales, in 2003 compared to $531.8 million, or 18.2% of net sales, for 2002. Gross margins declined primarily due to production transition inefficiencies and sales mix related to weak demand in key European markets. Our manufacturing facility in Beauvais, France experienced cost inefficiencies and production delays associated with the transition of production from our Coventry, England facility, which was closed in the third quarter of 2003. In addition, inefficiencies associated with a new OEM supply arrangement in our Randers, Denmark combine manufacturing facility contributed to the margin decline. Gross margins were also negatively impacted by unfavorable currency impacts on European and South American production sold in other markets.

      Selling, general and administrative (“SG&A”) expenses for 2003 were $331.6 million, or 9.5% of net sales, compared to $282.4 million, or 9.6% of net sales, for 2002. SG&A expenses increased primarily as a result of incremental expenses associated with the new Challenger product line and the acquired Sunflower brand as well as the impact of currency translation and higher pension costs. Engineering expenses for 2003 were $71.4 million, or 2.0% of net sales, compared to $57.2 million, or 2.0% of net sales, for 2002. This increase is due to a full year of engineering expenses for Sunflower and Challenger, the addition of engineering expenses due to the consolidation of our joint venture, GIMA, as of July 1, 2003, as well as new product offerings launched during 2003.

      We recorded restructuring expenses of $27.6 million for 2003 and $42.7 million for 2002. The restructuring expenses in 2003 and 2002 primarily related to the closure of our tractor manufacturing facility located in Coventry, England, which was announced in June 2002 and closed in July 2003. In addition, we recorded restructuring and other infrequent expenses of $12.4 million associated with litigation related to our U.K. pension plan. See “— Restructuring and Other Infrequent Expenses” for additional information.

      Income from operations was $183.5 million, or 5.2% of net sales, for 2003 compared to $104.0 million, or 3.6% of net sales, for 2002. Income from operations during 2003 included restricted stock compensation and restructuring expenses of $0.6 million and $27.6 million, respectively. Income from operations during 2002 included restricted stock compensation and restructuring expenses of $44.1 million and $42.7 million, respectively. The improvement in operating income before these charges in 2003 was primarily due to improved industry demand in most markets outside of Europe.

      Interest expense, net was $60.0 million for 2003 compared to $57.4 million for 2002. The increase in interest expense was primarily due to higher debt levels, offset by lower interest rates in 2003 compared to 2002.

      Other expense, net was $25.2 million in 2003 compared to $20.8 million in 2002. We included in other expense, net losses on sales of receivables primarily under our securitization facilities, which were $14.6 million in 2003 compared to $14.8 million in 2002. The decrease during 2003 is primarily due to lower interest rates in 2003 compared to 2002. We also experienced higher foreign exchange losses during 2003 than in 2002.

      We recorded an income tax provision of $41.3 million in 2003 compared to $99.8 million in 2002. In 2002, we recognized a non-cash income tax charge of $91.0 million related to increasing the valuation allowance for United States deferred tax assets. SFAS No. 109, “Accounting for Income Taxes,” requires the establishment of a valuation allowance where there is uncertainty as to the realizability of deferred tax assets. In accordance with SFAS No. 109, we assessed the likelihood that our deferred tax assets would be recovered from future taxable income and determined that an adjustment to the valuation allowance was appropriate. We have not benefited any further losses generated in the United States from the time of this assessment. At December 31, 2003 and 2002, we had deferred tax assets, net of valuation allowances, of $296.6 million and $200.6 million, respectively, including $211.7 million and $164.2 million, respectively, related to net operating loss carryforwards. At December 31, 2003 and 2002, we had recorded total valuation allowances as an offset to the deferred tax assets of $141.7 million and $126.2 million, respectively, primarily related to the United States net operating loss carryforwards. Realization of the remaining net deferred tax assets depends on generating sufficient taxable income in future periods. We believe it is more likely than not that the remaining net deferred tax assets will be realized.

2002 Compared to 2001

      Net loss for 2002 was $84.4 million, or $1.14 per diluted share, compared to net income of $22.6 million, or $0.33 per diluted share, for 2001. Our results for 2002 included the following items:

•	restructuring expenses of $42.7 million, or $0.38 per share, primarily related to the closure of our Coventry, England manufacturing facility as well as the rationalization of various other manufacturing facilities;

•	restricted stock compensation expense of $44.1 million, or $0.39 per share, primarily related to awards earned in the first and fourth quarters under our LTIP;

•	non-cash adjustment of $91.0 million, or $1.23 per share, to increase the valuation allowance against our United States deferred tax assets; and

•	non-cash write-down of goodwill of $24.1 million, net of $3.6 million of taxes, or $0.33 per share, related to the adoption of SFAS No. 142, which was reflected as a cumulative effect of a change in accounting principle during the first quarter of 2002.

      Our results for 2001 included the following items:

•	restructuring expenses of $13.0 million, or $0.12 per share, associated with the integration of Ag-Chem Equipment Company, Inc., or Ag-Chem, acquired in April 2001 and the closure of certain manufacturing facilities announced in 2000 and 1999; and

•	restricted stock compensation expense of $7.1 million, or $0.06 per share, primarily related to awards earned in the fourth quarter under our LTIP.

      Income from operations, including restructuring expenses and restricted stock compensation, was $104.0 million in 2002 compared to $96.7 million in 2001. The improvement in 2002 was primarily the result of the inclusion of Ag-Chem in the first quarter 2002 results, higher sales in the majority of markets, and gross margin improvement from cost reduction initiatives and acquisition synergies. Gross margins improved to 18.2% in 2002 from 17.3% in 2001. Income from operations in 2002 also benefited from lower intangible asset amortization of approximately $17.1 million, or $0.15 per share, due to the adoption of SFAS No. 142. Our results were negatively impacted by start-up losses relating to the Challenger product line introduction, as well as higher restricted stock compensation expense and restructuring expenses. The 2002 impact of the Challenger acquisition was a reduction in operating income of approximately $17.2 million, or $0.15 per share.

Acquisitions

      On November 7, 2002, we completed our acquisition of Sunflower Manufacturing Co., Inc., a leading producer of tillage, seeding and specialty harvesting equipment serving the North American market. Sunflower’s products have been marketed and sold under the highly respected “Sunflower” brand name for over 50 years and have established a reputation for innovation, performance and durability. Our long-term plans for Sunflower include expansion of its products into export markets and the addition of new technology and some allied product innovations from AGCO to its product lines. See “— Recent Acquisitions” for additional information.

      On March 5, 2002, we completed our acquisition of the design, assembly and marketing of Caterpillar’s new MT Series Challenger tractor line. The addition of the Challenger tractor line provides us with a technological leader in high horsepower track-type tractors that will be marketed on a worldwide basis primarily through the Caterpillar distribution organization. Furthermore, we plan to expand the Challenger product line to include wheeled tractors, combines and hay equipment to provide Caterpillar dealers with a full line of products that will broaden their equipment offerings and enhance their competitive position in the agricultural equipment market. See “— Recent Acquisitions” for additional information.

Retail Sales

      Industry demand for agricultural equipment in 2002 showed mixed results within the major markets of the world. During 2002, commodity prices improved over 2001 levels, supporting improving fundamentals for farm income. In addition, a new United States farm bill was passed in 2002, which should provide more stability to farm income than emergency aid payments made in prior years. While industry fundamentals improved in 2002, dry weather conditions in the United States negatively impacted demand. In Europe, concerns over livestock diseases declined and support payment levels under the common agricultural policy generally were maintained. In South America, higher commodity prices and continued availability of affordable financing supported strong demand.

      In the United States and Canada, industry unit retail sales of tractors increased approximately 1.0% compared to 2001, resulting from increases in the compact tractor segment, relatively flat demand in the utility tractor segment and a significant decrease in the high horsepower tractor segment. Industry unit retail sales of combines decreased approximately 20.0% when compared to the prior year, primarily as a result of dry weather conditions and poor crop production in many key areas and transition issues with support payments. Despite this decline, our unit retail sales of tractors and combines in North America increased in 2002 when compared to 2001. The increase in our unit retail sales of combines during 2002 was partially due to production delays in 2001 related to the relocation and start-up of combine production in our Hesston, Kansas facility. In Western Europe, industry unit retail sales of tractors increased approximately 4.0% compared to 2001. Strong increases were experienced in markets that were particularly impacted by concerns over livestock diseases in 2001. Our unit retail sales of tractors for 2002 increased compared to 2001. In South America, industry unit retail sales of tractors in 2002 increased approximately 16.0% compared to 2001. Availability of the Brazilian government subsidized financing program, FINAME, helped to support strong demand in 2002. Our unit retail sales increased in 2002 compared to the prior year. In other international markets, our net sales for 2002, excluding currency impacts, were approximately 17.0% higher than the prior year, with growth in most markets. Industry unit retail sales of sprayers in North America decreased approximately 16.0% in 2002 when compared to 2001. Our retail sales of sprayers declined compared to 2001.

Statements of Operations

      Net sales for 2002 were $2,922.7 million compared to $2,545.9 million for 2001. The increase was primarily attributable to the inclusion of a full year of Ag-Chem sales in 2002, the Challenger product line introduction, foreign currency translation and improved sales performance in the majority of markets. Ag-Chem, acquired in April 2001, generated a net sales increase in 2002 over the partial year in 2001 of $78.9 million. The new Challenger product line generated net sales of $108.3 million and Sunflower generated net sales of $4.1 million during 2002. Currency translation positively impacted net sales by $17.0 million, primarily due to the strengthening of the Euro offset by the weakness of the Brazilian real. Excluding the effect of the Ag-Chem, Challenger and Sunflower acquisitions and foreign currency translation, net sales were 6.8% higher than in 2001.

      Regionally, net sales in North America, excluding currency impact, increased $74.7 million, or 10.4%, in 2002, due primarily to the Challenger product line introduction. In the Europe/ Africa/ Middle East region, net sales, excluding currency impact, increased $123.6 million, or 9.6%, compared to 2001 primarily due to improved industry conditions and the impact of new product introductions. Net sales, excluding currency impact, in South America increased $79.4 million, or 30.8%, compared to 2001 resulting from the stronger Brazilian market. In the Asia/ Pacific region, net sales, excluding currency impact, increased $4.7 million, or 4.9%, compared to 2001 due to growth in most markets. In the Sprayer Division, net sales, excluding currency impact, increased $77.4 million compared to 2001 due to the inclusion of a full year of Ag-Chem sales in the 2002 results.

      Gross profit was $531.8 million, or 18.2% of net sales, in 2002 compared to $439.2 million, or 17.3% of net sales, for 2001. Gross margins improved primarily due to the addition of high margin Ag-Chem sales, cost reduction initiatives and higher production levels. In addition, production cost inefficiencies of $7.9 million at our Hesston, Kansas plant in the first three quarters of 2001 were eliminated in 2002. These cost reductions were partially offset by lower margins in the Challenger product line due to low track tractor production volume and an unfavorable mix of products sold.

      SG&A expenses for 2002 were $282.4 million, or 9.6% of net sales, compared to $254.3 million, or 10.0% of net sales, for 2001. SG&A expenses increased primarily as a result of the Challenger product line expenses, the inclusion of a full year of SG&A expenses of Ag-Chem and higher sales volumes. Engineering expenses for 2002 were $57.2 million, or 2.0% of net sales, compared to $49.6 million, or 2.0% of net sales, for 2001. This increase was due to the inclusion of a full year of engineering expenses of Ag-Chem as well as increased engineering costs as a result of the Challenger acquisition.

      Restricted stock compensation expense was $44.1 million in 2002 compared to $7.1 million in 2001. Due to the rise in our common stock price in the first and fourth quarters of 2002, restricted stock compensation awards granted to key executives in 2000 were earned. Under the LTIP, restricted stock awards are earned upon increases in our common stock price. Shares earned under the LTIP remain restricted after being earned and cannot be sold for a period of three to five years. A cash bonus equal to 40% of the value of the stock is also paid to participants at the time the shares are earned to facilitate the payment of the current income tax liability incurred by the participants. Of the $44.1 million expense recorded during 2002, approximately $24.4 million was a non-cash expense. In December 2002, our board of directors approved a new LTIP plan award for senior executives. The plan allows for restricted shares to be earned over the next five years if our stock price increases above the base price of $23.75 per share established in the new plan. Additional compensation expense would be incurred in the future should any of the levels be earned above the base price established under the plan. See “Price Range of Common Stock” and note 10 of our consolidated financial statements for the year ended December 31, 2002 for additional information.

      We recorded restructuring expenses of $42.7 million for 2002 and $13.0 million for 2001. The restructuring expenses in 2002 primarily related to the planned closure of our tractor manufacturing facility located in Coventry, England, announced in June 2002. The restructuring expenses in 2001 were associated with the integration of Ag-Chem as well as other manufacturing facility rationalization programs. See “— Restructuring and Other Infrequent Expenses” for additional information.

      Amortization of intangibles decreased to $1.4 million in 2002 from $18.5 million in 2001 due to the discontinuation of the amortization of goodwill and other intangible assets upon adoption of SFAS No. 142 in 2002. See “— Accounting Changes” for additional information.

      Income from operations was $104.0 million, or 3.6% of net sales, for 2002 compared to $96.7 million, or 3.8% of net sales, for 2001. Income from operations during 2002 included restricted stock compensation and restructuring expenses of $44.1 million and $42.7 million, respectively, as discussed above. Income from operations during 2001 included restricted stock compensation and restructuring expenses of $7.1 million and $13.0 million, respectively. The improvement in operating income before these charges in 2002 was primarily due to higher gross margins and the decrease in intangible amortization, as discussed previously.

      Interest expense, net was $57.4 million for 2002 compared to $59.9 million for 2001. The decrease in interest expense was due primarily to lower interest rates in 2002 compared to 2001. In addition, interest expense, net for 2001 included a $2.0 million fee for a successful waiver solicitation related to our senior subordinated notes as well as the write-off of $1.3 million of unamortized debt issuance costs associated with our revolving credit facility, which was refinanced in April 2001.

      Other expense, net was $20.8 million in 2002 compared to $23.4 million in 2001. We included in other expense, net losses on sales of receivables primarily under our securitization facilities, which were $14.8 million in 2002 compared to $23.5 million in 2001. The amount in 2001 included approximately $4.0 million of up-front losses and transaction costs associated with the initial funding of securitization facilities in Europe and Canada totaling approximately $150.0 million. Other expense, net for 2001 also included a gain of $5.2 million associated with the sale of a minority interest investment in a European agricultural equipment company.

      We recorded an income tax provision of $99.8 million in 2002 compared to $1.4 million in 2001. During 2002, we recognized a non-cash income tax charge of $91.0 million related to increasing the valuation allowance for United States deferred tax assets. SFAS No. 109, “Accounting for Income Taxes,” requires the establishment of a valuation allowance when there is uncertainty as to the realizability of deferred tax assets. In accordance with SFAS No. 109, we assessed the likelihood that our deferred tax assets would be recovered from future taxable income and determined that an adjustment to the valuation allowance was appropriate. At December 31, 2002, we had deferred tax assets of $200.6 million, net of valuation allowances, including $164.2 million related to net operating loss carryforwards. At December 31, 2002, we had recorded total valuation allowances as an offset to the deferred tax assets of $126.2 million primarily related to the United States net operating loss carryforwards. Realization of the remaining net deferred tax assets depends on generating sufficient taxable income in future periods. We believe it is more likely than not that the remaining net deferred tax assets will be realized.

      During the first quarter of 2002, we recorded a non-cash goodwill impairment charge of $24.1 million, net of taxes, or $0.33 per share, related to the adoption of SFAS No. 142, which was recorded as a cumulative effect of a change in accounting principle. See “— Accounting Changes” for additional information.

SEC Inquiry

      On February 5, 2004, we announced that we had received an informal inquiry from the SEC asking for our policies and related information with regard to our accounting for revenue recognition (particularly bill and hold transactions), sales and sales returns allowances, plant and facility closing costs and reserves, and personal use of corporate aircraft. We responded to the SEC’s inquiry and subsequently met with the SEC to answer any questions that the SEC had regarding our response. On March 10, 2004, the SEC informed us that it had terminated its inquiry. As a result of our announcement of this inquiry, six lawsuits were filed against us, two of our officers and our directors. For additional details regarding these lawsuits, see “Business — Legal Proceedings.”

Quarterly Results

      The following table presents unaudited interim operating results. We believe that the following information includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly our results of operations for the periods presented. The operating results for any period are not necessarily indicative of results for any future period.

	Three Months Ended

	March 31	June 30	September 30	December 31

	(in millions except per share data)
2003:
Net sales	$757.2	$902.7	$800.3	$1,035.1
Gross profit	140.0	158.0	142.5	175.9
Income from operations (1)	37.9	42.6	39.5	63.5
Net income(1)	12.5	15.6	16.5	29.8
Net income per common share — diluted(1)	0.17	0.21	0.22	0.39
2002:
Net sales	$619.9	$773.7	$689.2	$839.9
Gross profit	117.5	142.5	125.0	146.8
Income from operations(1)	11.3	35.2	28.1	29.4
Net income (loss)(1)(2)	(26.2)	14.1	9.7	(82.0)
Net income (loss) per common share — diluted (1)(2)	(0.36)	0.19	0.13	(1.09)

(1)	For 2003, the quarters ended March 31, June 30, September 30 and December 31 include restricted stock compensation expense of $0.1 million, $0.1 million, $0.3 million and $0.1 million, respectively, thereby reducing net income per common share on a diluted basis nominally. The quarters ended March 31, June 30, September 30 and December 31 also include restructuring and other infrequent expenses of $7.0 million, $19.2 million, $1.6 million and $(0.2) million, respectively, thereby reducing net income per common share on a diluted basis by $0.06, $0.17, $0.02 and $0.00, respectively.

For 2002, the quarters ended March 31, June 30, September 30 and December 31 include restricted stock compensation expense of $27.0 million, $0.8 million, $0.7 million and $15.6 million, respectively, thereby increasing net loss per common share or reducing net income per common share on a diluted basis by $0.24, $0.01, $0.01 and $0.14, respectively. The quarters ended March 31, June 30, September 30 and December 31 also include restructuring and other infrequent expenses of $0.9 million, $22.7 million, $9.7 million and $9.4 million, respectively, thereby increasing net loss per common share or reducing net income per common share on a diluted basis by $0.01, $0.19, $0.08 and $0.08, respectively.

(2)	The quarter ended March 31, 2002 includes the cumulative effect of a change in accounting principle, net of taxes, of $24.1 million or $0.33 per share. The quarter ended December 31, 2002 includes a non-cash income tax charge of $91.0 million, or $1.21 per share.

     To the extent possible, we attempt to sell products to our dealers and distributors on a level basis throughout the year to reduce the effect of seasonal demands on our manufacturing operations and to minimize investments in inventory. However, retail sales of agricultural equipment are highly seasonal, with farmers traditionally purchasing agricultural equipment in the spring and fall in conjunction with the major planting and harvesting seasons.

Recent Acquisitions

      On January 5, 2004, we acquired the Valtra tractor and diesel engine operations of Kone for €600.6 million, net of approximately €21.4 million cash acquired (or approximately $755.9 million), subject to customary closing adjustments. Valtra is a global tractor and off-road engine manufacturer with market leadership positions in the Nordic region of Europe and Latin America. Valtra is known for its strong engineering and technical skills in tractor and diesel engine manufacturing, which allow it to produce high-quality products in an efficient and expedited manner. In addition, Valtra has a unique and highly effective direct sales network in certain markets which, together with Valtra’s “made to order” manufacturing process, has allowed it to achieve significant market share in its core markets. Valtra has focused on becoming a market leader in the industry in terms of returns and margins rather than market share. We will account for the Valtra acquisition in accordance with SFAS No. 141, “Business Combinations,” and accordingly, the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date.

      We completed the initial funding of the €600.6 million cash purchase price (net of €21.4 million cash acquired) of Valtra and related acquisition costs using $100.0 million borrowed under an interim bridge facility, €100.0 million borrowed under a multi-currency revolving credit facility, $300.0 million borrowed under a United States dollar denominated term loan facility and €120.0 million borrowed under a Euro denominated term loan facility. We paid the balance of the purchase price with available cash on hand, a portion of which was raised from the December 2003 private placement of $201.3 million principal amount of 1 3/4% convertible senior subordinated notes due 2033. See “— Liquidity and Capital Resources” for additional information.

      We have applied to the Brazilian competition authority for its approval of the purchase of Valtra. At this time, we cannot predict with certainty when or whether the Brazilian competition authority will grant its approval. Under Brazilian law, we were permitted to complete the purchase of Valtra without having received such approval; however, the Brazilian competition authority has, while considering our request for approval, imposed conditions on how we operate both Valtra’s Brazilian business and our existing Brazilian business. These conditions include a requirement to maintain all manufacturing facilities, brands, products and distribution channels that existed prior to the acquisition. The timing and the conditions of such approval may delay or prevent us from fully executing our business plan for operating the Valtra business and our existing business or may force us to sell a portion of the Valtra business or our existing business. Any of these events could adversely affect our financial condition and results of operations.

      On November 7, 2002, we completed the acquisition of Sunflower Manufacturing Co., Inc., a former product line of SPX Corporation. Sunflower is a leading producer of tillage, seeding and specialty harvesting equipment serving the North American market. The purchase price was approximately $48.0 million and was funded through borrowings under our revolving credit facility. We accounted for the Sunflower acquisition in accordance with SFAS No. 141 and accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on their fair values as of the acquisition date.

      On March 5, 2002, we completed our agreement with Caterpillar to acquire the design, assembly and marketing of Caterpillar’s new Challenger MT Series track tractor line. We issued approximately 1.0 million shares of common stock in the transaction valued at approximately $21.3 million based on the closing price of our common stock on the acquisition date. During July 2002, we received approximately $0.9 million from Caterpillar pursuant to the terms of the purchase agreement, whereby any proceeds Caterpillar received upon the sale of our stock above $21.0 million would be refunded to us. In addition, we purchased approximately $13.6 million of initial production inventory from Caterpillar in connection with a supply agreement with Caterpillar. The Challenger acquisition was accounted for in accordance with SFAS No. 141, and, accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on their fair values as of the acquisition date.

      On April 16, 2001, we completed the acquisition of Ag-Chem, a manufacturer and distributor of self-propelled sprayers. We paid Ag-Chem shareholders approximately $247.2 million consisting of approximately 11.8 million of our common shares and $147.5 million of cash. We funded the cash component of the purchase price with borrowings under our revolving credit facility. We accounted for the Ag-Chem acquisition as a purchase in accordance with Accounting Principles Board, or APB, Opinion No. 16, “Business Combinations,” and, accordingly, we allocated the purchase price to the assets acquired and the liabilities assumed based on their fair values as of the acquisition date. In connection with the acquisition of Ag-Chem, we established $3.1 million in liabilities primarily related to severance, employee relocation and other costs associated with the planned closure of Ag-Chem’s Benson, Minnesota manufacturing facility, Minnetonka, Minnesota administrative office, and 15 parts and service facilities.

      During the first quarter of 2002, all costs in connection with the liabilities established had been incurred. Accordingly, we adjusted our purchase price allocation to reflect a reduction in these established liabilities by $0.4 million. In addition, we finalized our purchase price allocation, resulting in a net total goodwill adjustment of approximately $3.6 million. The adjustment primarily related to the reflection of final appraised values of property, plant and equipment acquired and the establishment of certain liabilities related to outstanding litigation and warranty obligations.

Restructuring and Other Infrequent Expenses

DeKalb Rationalization

      On March 3, 2003, we announced the closure of the Challenger track tractor facility located in DeKalb, Illinois and the relocation of production to our facility in Jackson, Minnesota. The DeKalb plant assembled Challenger track tractors in the range of 235 to 500 horsepower. After a review of cost reduction alternatives, it was determined that current and future production levels at that time were not sufficient to support a stand alone track tractor site. Production at the DeKalb facility ceased in May 2003 and was relocated and resumed in the Minnesota facility in June 2003. We anticipate that the facility rationalization will generate annual savings of approximately $8.0 million by 2004. The total cash closure costs of approximately $3.2 million will be largely offset by expected proceeds from the sale of the DeKalb site, which we are actively marketing for sale. In connection with the restructuring plan, we recorded approximately $2.5 million of restructuring and other infrequent expenses during 2003. The components of the restructuring expenses are summarized in the following table (in millions):

				Facility
	Write-down			Relocation
	of Property,		Employee	and	Facility
	Plant and	Employee	Retention	Transition	Closure
	Equipment	Severance	Payments	Costs	Costs	Total

2003 provision	$0.5	$0.5	$0.2	$0.8	$0.5	$2.5
Less: Non-cash expense	0.5	—	—	—	—	0.5

Cash expense	—	0.5	0.2	0.8	0.5	2.0
2003 cash activity	—	(0.5)	(0.2)	(0.8)	(0.5)	(2.0)

Balance as of December 31, 2003	$—	$—	$—	$—	$—	$—

      The write-down of property, plant and equipment represents the impairment of real estate resulting from the facility closure and was based upon the estimated fair value of the assets compared to their carrying value. The estimated fair value of the real estate was determined based on current conditions in the market. The severance costs relate to the termination of 134 employees following the completion of production at the DeKalb facility. As of December 31, 2003, all employees have been terminated. The employee retention payments relate to incentives paid to DeKalb employees who remained employed until certain future termination dates and were accrued over the term of the retention period. The severance costs were also accrued over the term of the retention period, as employees were entitled to severance payments only if they remained in service through their scheduled termination dates. Certain employees relocated to the Jackson, Minnesota facility, and costs associated with relocation were expensed as incurred. A portion of the machinery and equipment and all tooling located at DeKalb were relocated to the Jackson, Minnesota facility during the second quarter. The remaining portion of machinery and equipment will be sold or disposed. The buildings, land and improvements are being marketed for sale.

Coventry Rationalization

      During 2002, we announced and initiated a restructuring plan related to the closure of our tractor manufacturing facility in Coventry, England and the relocation of existing production at Coventry to our Beauvais, France and Canoas, Brazil manufacturing facilities. The closure of this facility was consistent with our strategy to reduce excess manufacturing capacity. The facility manufactured transaxles and assembled tractors in the range of 50-110 horsepower. The trend to higher horsepower tractors resulting from the consolidation of farms had caused this product segment of the industry to decline over recent years, which negatively impacted the facility’s utilization. In 2003, we completed the transfer of production and experienced cost inefficiencies and production delays at our Beauvais facility primarily due to supplier delivery issues. We anticipate that these inefficiencies will be eliminated in 2004, resulting in a reduction of cost of sales in 2004 as compared to 2003. The anticipated annual savings related to the closure are dependent upon the elimination of such inefficiencies. As of December 31, 2003, we had recorded approximately $52.2 million of restructuring and other infrequent expenses in connection with the restructuring plan. The components of the restructuring expenses are summarized in the following table (in millions):

	Write-down
	of Property,		Employee	Facility
	Plant and	Employee	Retention	Closure
	Equipment	Severance	Payments	Costs	Total

2002 provision	$11.2	$8.3	$18.3	$2.4	$40.2
Less: Non-cash expense	11.2	—	—	—	11.2

Cash expense	—	8.3	18.3	2.4	29.0
2002 cash activity	—	(0.1)	(0.3)	(0.3)	(0.7)

Balance as of December 31, 2002	—	8.2	18.0	2.1	28.3
2003 provision	—	—	10.2	1.8	12.0
2003 cash activity	—	(8.9)	(26.7)	(2.5)	(38.1)
Foreign currency translation	—	1.2	0.5	0.2	1.9

Balance as of December 31, 2003	$—	$0.5	$2.0	$1.6	$4.1

      The write-down of property, plant and equipment represents the impairment of machinery and equipment resulting from the facility closure and was based on the estimated fair value of the assets compared to their carrying value. The estimated fair value of the equipment was determined based on current conditions in the market. The machinery, equipment and tooling will be disposed of after production ceases and the buildings, land and improvements are being marketed for sale. The severance costs relate to the termination of 1,054 employees. As of December 31, 2003, 1,024 employees have been terminated. The employee retention payments relate to incentives paid to Coventry employees who remain employed until certain future termination dates and are accrued over the term of the retention period. The facility closure costs include certain noncancelable operating lease terminations and other facility exit costs. During the fourth quarter of 2003, we sold machinery and equipment at auction and as a result of those sales, we recognized a net gain of approximately $2.0 million. This gain has been reflected in “Restructuring and other infrequent expenses” in our consolidated statements of operations. The $4.1 million of restructuring costs accrued at December 31, 2003 are expected to be incurred during 2004. On January 30, 2004, we sold the land, buildings and improvements of the Coventry facility for approximately $40.7 million. For additional information, see Note 16 in the notes to our consolidated financial statements in our annual report on Form 10-K for the year ended December 31, 2003.

      In October 2002, we applied to the High Court in London, England, for clarification of a provision in our U.K. pension plan that governs the value of pension payments payable to an employee who is over 50 years old and who retires from service in certain circumstances prior to his normal retirement date. See “Business — Legal Proceedings” for additional information. The primary matter before the High Court was whether pension payments to such employees, including those who take early retirement and those terminated due to the closure of our Coventry facility, should be reduced to compensate for the fact that the pension payments begin prior to a normal retirement age of 65. In December 2002, the High Court ruled against our position that reduced pension payments are payable in the context of early retirements or terminations. We appealed the High Court’s ruling, and in July 2003, the Court of Appeal ruled that employees terminated as a result of the closure of the Coventry facility do not qualify for full pensions, thereby reversing the earlier High Court ruling for this aspect of the case, but ruled that other employees might qualify. The representatives of the beneficiaries of the pension plan sought the right to appeal to the House of Lords, and on March 26, 2004, the House of Lords denied their request.

      As a result of the court’s ruling in that case, certain employees who took early retirement in prior years under voluntary retirement arrangements would be entitled to additional payments, and therefore we recorded a charge in the second quarter of 2003, included in “Restructuring and other infrequent expenses”, of approximately $12.4 million to reflect our current estimate of the additional pension liability associated with previous early retirement programs. The timing of our obligation to fund cash into the pension plan with respect to this increased liability, as well as our existing liabilities, depends on many factors, including the overall funded status of the plan and the investment returns of the plan’s assets and is the subject of ongoing negotiations with representatives of the beneficiaries of the pension plan.

          2002 and 2003 Functional Rationalizations

      During 2002, we initiated several rationalization plans and recorded restructuring and other infrequent expenses of $3.4 million. The expenses primarily related to severance costs and certain lease termination and other exit costs associated with the rationalization of our European engineering and marketing personnel, certain components of our German manufacturing facilities located in Kempten and Marktoberdorf, Germany and the restructuring of our North American information systems function. These rationalizations were completed to improve our on-going cost structure and reduce cost of goods sold, as well as engineering and SG&A expenses. During the year ended December 31, 2003, we recorded an additional $1.2 million of restructuring and other infrequent expenses associated with the rationalization initiatives in Germany as well as a European combine engineering rationalization that was initiated during 2003. A total of $3.6 million of severance costs have been recorded associated with these activities, and relate to the termination of approximately 180 employees in total. At December 31, 2003, a total of approximately $3.8 million of expenses had been incurred and paid. The remaining accrued balance of $0.8 million as of December 31, 2003 is expected to be incurred during 2004.

          Ag-Chem Acquisition Integration

      In 2001,we announced our plans to rationalize certain facilities as part of the Ag-Chem acquisition integration. We consolidated our Willmar, Minnesota manufacturing facility and Ag-Chem’s Benson, Minnesota manufacturing facility into Ag-Chem’s Jackson, Minnesota manufacturing plant. In addition, we closed Ag-Chem’s Minnetonka, Minnesota administrative offices and relocated all functions to the Jackson facility. We also closed fifteen parts and service facilities and integrated parts warehousing and logistics into our North American parts distribution system. We completed these closures in order to achieve an overall reduction of cost of goods sold and operating expenses for the combined businesses. We believe that all key aspects of the restructuring plan were successfully executed. The targeted synergies of approximately $30 million were offset by a decline in industry demand, which impacted our sales, production levels and cost structure.

      All employees identified in the restructuring plan had been terminated as of the end of the first quarter of 2002. Employee retention payments related to incentives paid to Ag-Chem and AGCO employees who remained employed until certain future termination dates were accrued over the term of the retention period. We incurred facility closure costs, which included employee relocation costs and other exit costs at our Willmar location after operations ceased. The facility relocation and transition costs were expensed as incurred and represented costs to relocate inventory and machinery and costs to integrate operations into the remaining facilities. There were no remaining costs accrued related to these rationalizations as of December 31, 2002 and there were no costs incurred related to this rationalization during 2003. The components of the restructuring expenses are summarized in the following table (in millions):

	Write-down				Facility
	of Property,		Employee	Facility	Relocation
	Plant and	Employee	Retention	Closure	and Transition
	Equipment	Severance	Payments	Costs	Costs	Total

2001 Provision	$0.4	$1.3	$1.4	$0.8	$4.6	$8.5
Less: Non-cash expense	0.4	—	—	—	—	0.4

Cash expense	—	1.3	1.4	0.8	4.6	8.1
2001 cash activity	—	(0.7)	(1.2)	(0.7)	(4.6)	(7.2)

Balance as of December 31, 2001	—	0.6	0.2	0.1	—	0.9
2002 Provision	—	0.2	—	—	0.1	0.3
Reversal of 2001 Provision	—	—	(0.2)	—	—	(0.2)
2002 cash activity	—	(0.8)	—	(0.1)	(0.1)	(1.0)

Balance as of December 31, 2002	$—	$—	$—	$—	$—	$—

      After production ceased at the Willmar facility and manufacturing had been consolidated into Jackson, Minnesota, the Company began marketing the Willmar facility and real estate for sale, along with the other closed facilities. The Benson and Minnetonka facilities and several of the parts and service facilities were sold during 2001 and 2002. During the fourth quarter of 2003, we wrote down the carrying value of the real estate of the Willmar facility to its estimated fair value. The estimated fair value of the real estate was determined based on current conditions in the market. The write-down of the real estate of approximately $1.5 million was reflected in “Restructuring and other infrequent expenses” in our consolidated statements of operations in our annual report on Form 10-K for the year ended December 31, 2003.

1999 Through 2001 Manufacturing Facility Rationalizations

      In 2000, we permanently closed our combine manufacturing facility in Independence, Missouri and our Lockney, Texas and Noetinger, Argentina implement manufacturing facilities. In 1999, we permanently closed our Coldwater, Ohio manufacturing facility. The majority of production in these facilities has been relocated to existing facilities or outsourced to third parties. The closure of these facilities was consistent with our strategy to reduce excess manufacturing capacity. Due to declines in industry demand since 1998, we determined the closure of these facilities and redeployment of the majority of production to other existing facilities and the remaining production to third party suppliers was necessary to address the excess capacity in our United States and South American manufacturing plants. The manufacturing facility rationalization resulted in significant cost savings and improved the overall competitiveness of implements, hay equipment, high horsepower tractors and combines produced in these plants. The rationalization of these production facilities is expected to generate annual cost savings of $20 million to $25 million from the elimination of production overhead costs and other inefficiencies. We believe these efficiencies were substantially achieved in 2001, 2002 and 2003. We expensed approximately $4.5 million and $24.9 million associated with these rationalizations during 2001 and 2000, respectively, and had $1.0 million of costs accrued related to these rationalizations as of December 31, 2001. We did not record any additional restructuring and other infrequent expenses in 2002 or 2003 related to these closures. We incurred and paid approximately $0.5 million of expenses in each of the years ending December 31, 2003 and 2002, respectively. There are no remaining costs accrued related to these rationalizations as of December 31, 2003.

      In addition, during 2002, we sold our closed manufacturing facilities in Independence, Missouri and Coldwater, Ohio. A net gain on the sale of these two facilities of $1.0 million was reflected in “Restructuring and other infrequent expenses” in our consolidated statements of operations in our annual report on Form 10-K for the year ended December 31, 2003.

Critical Accounting Policies

      We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. In the preparation of these financial statements, we make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The significant accounting policies followed in the preparation of the financial statements are detailed in Note 1 in the notes to our consolidated financial statements. We believe that our application of the policies discussed below involve significant levels of judgments, estimates and complexity.

      We determine our allowance for doubtful accounts by actively monitoring the financial condition of our customers to determine the potential for any nonpayment of trade receivables. In determining our allowance for doubtful accounts, we also consider other economic factors such as aging trends. We believe that our process of specific review of customers combined with overall analytical review provides an effective evaluation of ultimate collectibility of trade receivables. Our loss experience was approximately 0.1% of net sales in 2003.

      Allowances for discounts and sales incentives are made at the time of sale based on retail sales incentive programs available to the dealer or retail customer. The cost of these programs depends on various factors including the timing of the retail sale and the programs in place at that time. These retail sales incentives may also be revised between the time we record the sale and the time the retail sale occurs. We monitor these factors and revise our provisions when necessary. At December 31, 2003, we had recorded an allowance for discounts and sales incentives of approximately $76.5 million. If we were to allow an additional 1% of sales incentives and discounts at the time of retail sale, our reserve would increase by approximately $6.3 million as of December 31, 2003. Conversely, if we were to decrease our sales incentives and discounts by 1% at the time of retail sale, our reserve would decrease by approximately $6.3 million.

      Inventories are valued at the lower of cost or market. Determination of cost includes estimates for surplus and obsolete inventory based on estimates of future sales and production. Changes in demand and product design can impact these estimates. We periodically evaluate and update our assumptions when assessing the adequacy of inventory adjustments.

      We establish valuation allowances for deferred tax assets when we estimate it is more likely than not that the tax assets will not be realized. We base these estimates on projections of future income, including tax-planning strategies, in certain tax jurisdictions. Changes in industry conditions and the competitive environment may impact the accuracy of our projections. In 2002, we recognized a non-cash income tax charge of $91.0 million related to increasing the valuation allowance for certain United States deferred tax assets. SFAS No. 109 requires the establishment of a valuation allowance when it is more likely than not the deferred tax assets will not be realized. In accordance with SFAS No. 109, we assessed the likelihood that our deferred tax assets would be recovered from future taxable income and determined that an adjustment to the valuation allowance was appropriate in 2003, 2002 and 2001. We have not benefited losses generated in the United States in 2003. At December 31, 2003 and 2002, we had deferred tax assets, net of valuation allowances, of $296.6 million and $200.6 million, respectively, including $211.7 million and $164.2 million, respectively, related to net operating loss carryforwards. At December 31, 2003 and 2002, we had recorded total valuation allowances as an offset to the deferred tax assets of $141.7 million and $126.2 million, respectively, primarily related to the United States net operating loss carryforwards. Realization of the remaining net deferred tax assets depends on generating sufficient taxable income in future periods. We believe it is more likely than not that the remaining net deferred tax assets will be realized.

      We make provisions for estimated expenses related to product warranties at the time products are sold. We base these estimates on historical experience of the nature, frequency and average cost of warranty claims. We frequently review warranty trends to monitor our estimates and develop actions to minimize future claims.

      We provide insurance reserves for our estimates of losses due to claims for worker’s compensation, product liability and other liabilities for which we are self-insured. We base these estimates on the ultimate settlement amount of claims, which often have long periods of resolution. We closely monitor the claims to maintain adequate reserves.

      We account for our defined benefit plans in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” which requires amounts recognized in financial statements be determined on an actuarial basis. A substantial portion of our pension amounts relate to our defined benefit plans in the United States and the United Kingdom. We base the discount rate used to determine the projected benefit obligation for our U.S. pension plans on the Moody’s Investor Service Aa bond yield as of December 31 of each year. For our U.K. and German pension plans, we base the discount rate on comparable indices within each of those countries. If the discount rate used to determine the 2003 projected benefit obligation for our U.S. plans were decreased by 25 basis points, our projected benefit plan obligation would have increased by approximately $1.1 million at December 31, 2003, and our 2004 pension expense would increase by a nominal amount. If the discount rate used to determine the projected benefit obligation for our U.K. plans were decreased by 25 basis points, our projected benefit plan obligation would have increased by approximately $20.9 million at December 31, 2003, and our 2004 pension expense would increase by $1.7 million.

      We are party to various claims and lawsuits arising in the normal course of business. We closely monitor these claims and lawsuits and frequently consult with our legal counsel to determine whether or not they may, when resolved, have a material adverse effect on our financial position or results of operations. See “Business—Legal Proceedings” for discussion of our application to the High Court in London, England for clarification of a provision in our United Kingdom pension plan that governs the value of pension payments payable to an employee who retires from service in certain circumstances prior to his normal retirement date. As a result of the ruling in that case, certain employees who took early retirement in prior years under voluntary retirement arrangements would be entitled to additional payments, and therefore we recorded a charge in the second quarter of 2003, included in restructuring expenses, of approximately $12.4 million to reflect our current estimate of the additional pension liability associated with previous early retirement programs. The timing of our obligation to fund cash into the pension plan with respect to this increased liability, as well as our existing liabilities, depends on many factors, including the overall funded status of the plan and the investment returns of the plan’s assets and is the subject of ongoing negotiations with representatives of the beneficiaries of the pension plan.

      The goodwill and indefinite-lived trademarks in each of our segments were tested for impairment during the first quarter of 2002 as required by SFAS No. 142. SFAS No. 142 established a new method of testing goodwill and other indefinite-lived intangible assets for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. This assessment involves determining an estimate of the fair value of our reporting units including trademarks in order to evaluate whether an impairment of the current carrying amount of goodwill and other intangible assets exists. Fair values are derived based on an evaluation of past and expected future performance of our reporting units. We utilized a combination of valuation techniques, including a discounted cash flow approach, a market multiple approach and a comparable transaction approach. Based on this evaluation we determined that goodwill associated with our Argentina and North America reporting units was impaired and recorded a pre-tax write-down of goodwill of $27.7 million, which was recognized as a cumulative effect of a change in accounting principle of $24.1 million, net of $3.6 million of taxes, in the first quarter of 2002. We conducted our annual analyses as of October 1, 2002 and 2003, respectively, and determined no further reduction in the carrying amount of goodwill was required in 2002 or 2003. We will conduct analyses on an interim basis if an event occurs or circumstances indicate that an asset might be impaired.

      Due to the level of judgment, complexity and period of time over which many of these items are resolved, actual results could differ from those estimated at the time of preparation of the financial statements. Adjustments to these estimates would impact our financial position and future results of operations.

Liquidity and Capital Resources

      Our financing requirements are subject to variations due to seasonal changes in inventory and receivable levels. Internally generated funds are supplemented when necessary from external sources, primarily our revolving credit facility and accounts receivable securitization facilities.

      Subsequent to the completion of the funding of the Valtra acquisition which closed January 5, 2004, our primary financing and funding sources are the $201.3 million principal amount 1 3/4% convertible senior subordinated notes due 2033, the $250.0 million principal amount 8 1/2% senior subordinated notes due 2006, the $250.0 million principal amount 9 1/2% senior notes due 2008, approximately $448.5 million of accounts receivable securitization facilities, and a $300.0 million multi-currency revolving credit facility, a $300.0 million United States dollar denominated term loan facility and a €120.0 million Euro denominated term loan facility.

      On December 23, 2003, we issued $201.3 million of 1 3/4% convertible senior subordinated notes due 2033 under a private placement offering. The convertible senior subordinated notes are unsecured obligations and are convertible into shares of our common stock upon satisfaction of certain conditions, as discussed below. Interest is payable on the notes at 1 3/4% per annum, payable semi-annually in arrears in cash on June 30 and December 31 of each year, beginning June 30, 2004.

      The convertible senior subordinated notes are convertible into shares of our common stock at an effective price of $22.36 per share, subject to adjustment. Holders of the notes may convert the notes into shares of our common stock at a conversion rate of 44.7193 shares per $1,000 principal amount of notes, subject to adjustment, before close of business on December 31, 2033, only under the following circumstances: (1) during any fiscal quarter commencing after March 31, 2004, if the closing sales price of our common stock exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; (2) during the five business day period after a five consecutive trading day period in which the trading price per note for each day of that period was less than 98% of the product of the closing sale price of our common stock and the conversion rate; (3) if the notes have been called for redemption; or (4) upon the occurrence of certain corporate transactions, as defined. Beginning January 1, 2011, we may redeem any of the notes at a redemption price of 100% of their principal amount, plus accrued interest. Holders of the notes may require us to repurchase the notes at a repurchase price of 100% of their principal amount, plus accrued interest on December 31, 2010, 2013, 2018, 2023 and 2028.

      The senior subordinated notes are unsecured obligations and are redeemable at our option, in whole or in part, at any time at 100% of their principal amount plus accrued interest. The notes were issued in 1996 at 99.139% of their principal amount. The indenture governing the senior subordinated notes requires us to offer to repurchase the senior subordinated notes at 101% of their principal amount, plus accrued interest to the date of the repurchase, in the event of a change in control. The indenture contains certain covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to: incur additional indebtedness; make restricted payments including dividends and share repurchases; make investments; guarantee indebtedness; create liens; sell assets and repurchase shares.

      The senior notes are unsecured obligations and are redeemable at our option, in whole or in part, commencing May 1, 2005 initially at 104.75% of their principal amount, plus accrued interest, declining to 100% of their principal amount, plus accrued interest, on May 1, 2007. The indenture governing the senior notes requires us to offer to repurchase the senior notes at 101% of their principal amount, plus accrued interest to the date of the repurchase, in the event of a change in control. The senior notes include certain covenants similar to those contained in the senior subordinated notes.

      During 2003, we utilized a $350.0 million multi-currency revolving credit facility. This facility was replaced January 5, 2004 with a new multi-currency revolving credit facility discussed further below. The old facility was secured by a majority of our United States, Canadian and United Kingdom based assets and a pledge of a portion of the stock of our domestic and material foreign subsidiaries. The weighted average interest rate on these borrowings during 2003 was 4.1%. As of December 31, 2003, we had no outstanding borrowings and availability to borrow $342.5 million under the revolving credit facility. As of December 31, 2002, we had borrowings of $126.9 million and availability to borrow $217.6 million under the revolving credit facility. $19.1 million of the outstanding borrowings as of December 31, 2002 were payable in Canadian dollars.

      On January 5, 2004, we entered into a new credit facility that provides for a $300.0 million multi-currency revolving credit facility, a $300.0 million United States dollar denominated term loan facility and a €120.0 million (or approximately $150.0 million) Euro denominated term loan facility. The revolving credit facility will mature in January 2006. The maturity date of the revolving credit facility can be extended to March 2008 if our existing 8 1/2% senior subordinated notes due 2006 are refinanced on terms specified by the lenders prior to such date and further extended to December 2008 if our existing 9 1/2% senior notes due 2008 are refinanced on terms specified by the lenders prior to such date. Both term loans will amortize at the rate of one percent per annum until the maturity date. The maturity date for the term loans is January 2006. The maturity date of the term loans can be extended to March 2008 if the subordinated notes are refinanced on terms specified by the lender prior to such date and further extended to June 2009 if the senior notes are refinanced on terms specified by the lenders prior to such date. The revolving credit and term loan facilities are secured by a majority of our U.S., Canadian, Finnish and U.K. based assets and a pledge of a portion of the stock of our domestic and material foreign subsidiaries. Interest accrues on amounts outstanding under the facility, at our option, at either (1) LIBOR plus a margin ranging between 1.50% and 2.25% based upon our senior debt ratio or (2) the higher of the administrative agent’s base lending rate or one-half of one percent over the federal funds rate plus a margin ranging between 0.25% and 1.0% based on our senior debt ratio. The facility contains covenants restricting, among other things, the incurrence of indebtedness and the making of certain payments, including dividends. We must also fulfill financial covenants including, among others, a total debt to EBITDA ratio, a senior debt to EBITDA ratio and a fixed charge coverage ratio, as defined in the facility. In addition, the new credit facility requires us to issue at least $100.0 million of common stock by January 5, 2005.

      As discussed above, we completed the initial funding of the €600.6 million cash purchase price of Valtra (net of approximately €21.4 million cash acquired) through the issuance of $201.3 million principal amount of 1 3/4% convertible senior subordinated notes, with funds borrowed under our new credit facility and $100.0 million borrowed under an interim bridge loan facility. The loans under the bridge facility were closed on January 5, 2004, and constitute unsecured senior subordinated obligations. The bridge loan facility matures on January 5, 2005, and interest accrues on borrowings at an increasing rate of interest, currently 8%, subject to a maximum rate of 8 3/4%. The bridge facility contains covenants restricting, among other things, the incurrence of indebtedness and the making of certain payments, including dividends, and requires that the net proceeds from any issuances of stock or debt be used to prepay the bridge financing. If the bridge financing has not been repaid by the first anniversary of the closing date, January 5, 2005, and there is not any other default or event of default under the bridge financing, then the bridge lenders may, with the approval of the holders of 50% of the principal amount of the loans under the bridge facility, exchange all of the bridge loan for “exchange notes” which would mature on the tenth anniversary of the closing date.

      Our business is subject to substantial cyclical variations, which generally are difficult to forecast. Our results of operations may also vary from time to time resulting from costs associated with rationalization plans and acquisitions. As a result, we have had to request relief from our lenders on occasion with respect to financial covenant compliance. While we do not currently anticipate asking for any relief, it is possible that we would require relief in the future. Based upon our historical working relationship with our lenders, we currently do not anticipate any difficulty in obtaining that relief.

      Under our securitization facilities, we sell accounts receivable in the United States, Canada and Europe on a revolving basis to commercial paper conduits either on a direct basis or through a wholly-owned special purpose entity. At December 31, 2003, the aggregate amount of these facilities was $448.5 million. The outstanding funded balance of $448.4 million as of December 31, 2003 has the effect of reducing accounts receivable and short-term liabilities by the same amount. Our risk of loss under the securitization facilities is limited to a portion of the unfunded balance of receivables sold, which is approximately 15% of the funded amount. We maintain reserves for doubtful accounts associated with this risk. If the facilities were terminated, we would not be required to repurchase previously sold receivables but would be prevented from selling additional receivables to the commercial paper conduit. The U.S. facility agreement provides that the agent, Rabobank, has the right to terminate the securitization facility if our senior unsecured debt rating moves below BB-by Standard & Poor’s or BA3 by Moody’s Investor Services. Based on our current ratings, a downgrade of two levels by Standard & Poor’s and one level by Moody’s would need to occur. The Canadian and European facility agreements provide that the agent, Rabobank, has the right to terminate the securitization facilities if our senior unsecured debt rating moves below B+ by Standard & Poor’s or B1 by Moody’s Investor Services. Based on our current ratings, a downgrade of three levels by Standard & Poor’s and two levels by Moody’s would need to occur. We are currently in discussions with the rating agencies and the conduit purchasers to have the ratings triggers eliminated from the agreements.

      The securitization facilities expire in 2005 and 2006 but are subject to annual renewal. These facilities allow us to sell accounts receivables through financing conduits which obtain funding from commercial paper markets. Future funding under securitization facilities depends upon the adequacy of receivables, a sufficient demand for the underlying commercial paper and the maintenance of certain covenants concerning the quality of the receivables and our financial condition. In the event commercial paper demand is not adequate, our securitization facilities provide for liquidity backing from various financial institutions including Rabobank. These liquidity commitments would provide us with interim funding to allow us to find alternative sources of working capital financing, if necessary.

      Our working capital requirements are seasonal, with investments in working capital typically building in the first half of the year and then reducing in the second half of the year. We had $755.4 million in working capital at December 31, 2003, an increase of $156.0 million from working capital of $599.4 million at December 31, 2002. Accounts receivable and inventories, combined, were $151.2 million higher than at December 31, 2002. The increase is primarily due to currency translation, higher inventory levels related to the transition of production from closed manufacturing facilities and the consolidation of our GIMA joint venture as of July 1, 2003.

      Cash flow provided by operating activities was $88.0 million for 2003, compared to $73.2 million for 2002. The increase in operating cash flow is a result of higher earnings (as described above) offset by increases in working capital. In addition, we had cash restructuring payments relating primarily to the closure of the Coventry facility of $41.6 million during 2003 compared to $4.8 million in 2002.

      Capital expenditures for 2003 were $78.7 million compared to $54.9 million in 2002. The increase in capital expenditures was primarily due to new product introductions, the consolidation of our GIMA joint venture as of July 1, 2003, capital additions associated with the transition of production from closed manufacturing facilities and the impact of currency translation. Including capital expenditures relating to the Valtra acquisition, we anticipate that capital expenditures for the full year of 2004 will range from approximately $90 million to $100 million and will primarily be used to support the development and enhancement of new and existing products as well as facility, equipment and systems improvements.

      Our debt to capitalization ratio, which is total long-term debt divided by the sum of total long-term debt and stockholders’ equity, was 44.0% at December 31, 2003, as compared to 47.0% at December 31, 2002. Our acquisition of Valtra and our permanent financing of the acquisition will increase this ratio.

      From time to time, we review and will continue to review acquisition and joint venture opportunities as well as changes in the capital markets. If we were to consummate a significant acquisition or elect to take advantage of favorable opportunities in the capital markets, we may supplement availability or revise the terms under our credit facilities or complete public or private offerings of equity or debt securities.

      We believe that available borrowings under the revolving credit facility, funding under the accounts receivable securitization facilities, available cash, and internally generated funds will be sufficient to support our working capital, capital expenditures and debt service requirements for the foreseeable future.

Contractual Commitments

      The future payments required under our significant contractual obligations, excluding foreign currency forward contracts, as of December 31, 2003 are as follows (in millions):

		Payments Due By Period

			2005 to	2007 to	2009 and
	Total	2004	2006	2008	Beyond

Long-term debt	$731.4	$20.3	$253.2	$252.3	$205.6
Capital lease obligations	2.0	0.8	1.2	—	—
Operating lease obligations	84.6	22.0	25.5	12.0	25.1
Unconditional purchase obligations(1)	15.6	11.8	2.8	0.1	0.9
Other long-term obligations(2)	269.0	28.2	41.2	36.5	163.1

Total contractual cash obligations	$1,102.6	$83.1	$323.9	$300.9	$394.7

		Amount of Commitment Expiration
		Per Period

			2005 to	2007 to	2009 and
	Total	2004	2006	2008	Beyond

Standby letters of credit and similar instruments	$7.5	$7.5	$—	$—	$—
Guarantees	43.9	24.6	16.3	3.0	—

Total commercial commitments and lines of credit	$51.4	$32.1	$16.3	$3.0	$—

(1)	Unconditional purchase obligations exclude routine purchase orders entered into in the normal course of business.
(2)	Other long-term obligations include estimates of future minimum contribution requirements under our U.S. and U.K. defined benefit pension plans. These estimates are based on current legislation and are subject to change.

Guarantees

      At December 31, 2003, we were obligated under certain circumstances to purchase, through the year 2009, up to $13.7 million of equipment upon expiration of certain operating leases between AGCO Finance LLC and AGCO Finance Canada Ltd., our retail finance joint ventures in North America, and end users. We also maintain a remarketing agreement with these joint ventures whereby we are obligated to repurchase repossessed inventory at market values. On December 31, 2003, we entered into an agreement with AGCO Finance LLC which limits our purchase obligations under this arrangement to $6.0 million in the aggregate per calendar year. We believe that any losses, which might be incurred on the resale of this equipment, will not materially impact our financial position or results of operations.

      At December 31, 2003, we guaranteed indebtedness owed to third parties of approximately $30.2 million, primarily related to dealer and end-user financing of equipment. We believe the credit risk associated with these guarantees is not material to our financial position.

Other

      At December 31, 2003, we had outstanding net foreign currency forward contracts of approximately $146.6 million. All contracts have a maturity of less than one year. See “— Foreign Currency Risk Management” for further information.

      We have received assessments from Brazilian tax authorities regarding transaction taxes payable on certain foreign currency gains and losses. We are currently contesting the assessments and do not believe the calculation method applied by the tax authorities is correct. We believe that it is not probable or likely the assessments will have to be paid. The total assessment approximates $9.0 million to $9.5 million. We anticipate that it may take significant time to resolve the dispute with the Brazilian tax authorities.

Related Parties

      Rabobank, a AAA rated financial institution based in the Netherlands, is a 51% owner in our retail finance joint ventures which are located in the United States, Canada, the United Kingdom, France, Germany, Ireland and Brazil. Rabobank is also the principal agent in our securitization facilities, is a party to our revolving credit and term loan facilities and our $100.0 million interim bridge loan facility, and its affiliate, Rabo Securities USA, Inc., was one of the placement agents for our offering of $201.3 million principal amount of 1 3/4% convertible senior subordinated notes due 2033, is one of the underwriters of this offering of common stock and is expected to be one of the underwriters of the planned offering of Euro senior subordinated notes. The majority of the assets of our retail finance joint ventures represent finance receivables. The majority of the liabilities represent notes payable and accrued interest. Under the various joint venture agreements, Rabobank or its affiliates are obligated to provide financing to the joint venture companies, primarily through lines of credit. We do not guarantee the obligations of the retail finance joint ventures other than 49%, or approximately $19.8 million, of the solvency requirements of the Brazil joint venture. In Brazil, our joint venture company has an agency relationship with Rabobank whereby Rabobank provides funding.

      Our retail finance joint ventures provide retail financing and wholesale financing to our dealers. The terms of the financing arrangements offered to our dealers are similar to arrangements they provide to unaffiliated third parties. As discussed previously, at December 31, 2003 we were obligated under certain circumstances to purchase through the year 2009 up to $13.7 million of equipment upon expiration of certain operating leases between AGCO Finance LLC and AGCO Finance Canada Ltd, our retail joint ventures in North America, and end users. We also maintain a remarketing agreement with these joint ventures, as discussed under “—Contractual Commitments.” In addition, as part of sales incentives provided to end users, we may from time to time subsidize interest rates of retail financing provided by our retail joint ventures. The cost of those programs is recognized at the time of sale to our dealers.

      During 2003 and 2002, we had net sales of approximately $116.1 million and $130.2 million, respectively, to BayWa Corporation, a German distributor, in the ordinary course of business. The President and CEO of BayWa Corporation is a member of our Board of Directors.

      During 2002, we purchased approximately $127.5 million of equipment components from our manufacturing joint venture, GIMA, at cost. As of July 1, 2003, we began consolidating GIMA in accordance with the requirements of FASB Interpretation No. 46, “Consolidation of Variable Interest Entities and Interpretation of ARB No. 51,” or FIN 46. During 2003 and 2002, we also purchased approximately $5.6 million and $5.3 million, respectively, of equipment components from our manufacturing joint venture, Deutz AGCO Motores SA, at prices approximating cost.

Foreign Currency Risk Management

      We have significant manufacturing operations in France, Germany, Brazil and Denmark, and we purchase a portion of our tractors, combines and components from third-party foreign suppliers, primarily in various European countries and in Japan. We also sell products in over 140 countries throughout the world. The majority of our revenue outside the United States is denominated in the currency of the customer location, with the exception of sales in the Middle East, Africa and Asia where revenue is primarily denominated in British pounds, Euros or United States dollars. See “Segment Reporting” in note 15 in the notes to our audited consolidated financial statements for the year ended December 31, 2003 for sales by customer location. Our most significant transactional foreign currency exposures are the Euro, Brazilian real and the Canadian dollar in relation to the United States dollar. Fluctuations in the value of foreign currencies create exposures, which can adversely affect our results of operations.

      We attempt to manage our transactional foreign exchange exposure by hedging foreign currency cash flow forecasts and commitments arising from the settlement of receivables and payables and from future purchases and sales. Where naturally offsetting currency positions do not occur, we hedge certain, but not all, of our exposures through the use of foreign currency forward contracts. Our hedging policy prohibits foreign currency forward contracts for speculative trading purposes. Our translation exposure resulting from translating the financial statements of foreign subsidiaries into United States dollars is not hedged. Our most significant translation exposures are the Euro and the Brazilian real in relation to the United States dollar. When practical, this translation impact is reduced by financing local operations with local borrowings.

      The following is a summary of foreign currency forward contracts used to hedge currency exposures. All contracts have a maturity of less than one year. The net notional amounts and fair value gains or losses as of December 31, 2003 stated in United States dollars are as follows (in millions, except average contract rate):

	Net
	Notional	Average
	Amount	Contract	Fair Value
	Buy/(Sell)	Rate*	Gain/(Loss)

Australian dollar	$8.0	1.29	$(0.3)
British pound	24.0	0.57	0.3
Canadian dollar	(38.4)	1.31	(0.2)
Danish krone	(6.5)	5.73	0.2
Euro	158.5	0.79	0.7
Japanese yen	7.7	107.28	—
Mexican peso	(14.4)	11.36	(0.1)
New Zealand dollar	1.1	1.53	—
Norwegian krone	4.2	6.70	—
South African rand	(0.5)	6.69	—
Swedish krona	2.9	7.17	—

			$0.6

*	Per United States dollar

     Because these contracts were entered into for hedging purposes, the gains and losses on the contracts would largely be offset by gains and losses on the underlying firm commitment.

Interest Rates

      We manage interest rate risk through the use of fixed rate debt and may in the future utilize interest rate swap contracts. We have fixed rate debt from our senior notes, our senior subordinated notes and our convertible senior subordinated notes. Our floating rate exposure is related to our revolving credit facility and our securitization facilities, which are tied to changes in United States and European LIBOR rates. Assuming a 10.0% increase in interest rates, interest expense, net and the cost of our securitization facilities for the year ended December 31, 2003 would have increased by approximately $0.3 million.

      During 2001, we had an interest rate swap contract outstanding to further minimize the effect of potential interest rate increases on floating rate debt. This contract expired on December 31, 2001, and we had no interest rate swap contracts outstanding during the years ended December 31, 2003 and 2002.

Accounting Changes

      On January 1, 2002, we adopted SFAS No. 142. In accordance with the transition provisions of SFAS No. 142, the goodwill in each of our segments was tested for impairment as of January 1, 2002 as required by SFAS No. 142. We utilized a combination of valuation techniques including a discounted cash flow approach, a market multiple approach and a comparable transaction approach. Based on this evaluation, we determined that goodwill associated with our Argentine and North American reporting units was impaired.

As a result, we recorded a pre-tax write-down of goodwill of $27.7 million. This write-down was recognized as a cumulative effect of a change in accounting principle of $24.1 million, net of $3.6 million of taxes, in the first quarter of 2002.

      In July 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”). SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the entity either settles the obligation for the amount recorded or incurs a gain or loss. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The adoption of this standard in 2003 had no impact on our current results of operations or financial position.

      In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections.” SFAS No. 145 eliminates the requirement under SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” to report gains and losses from extinguishments of debt as extraordinary items in the income statement. Accordingly, gains or losses from extinguishments of debt for fiscal years beginning after May 15, 2002 shall not be reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the provisions of APB Opinion No. 30. Upon adoption of SFAS No. 145, any gain or loss on extinguishment of debt previously classified as an extraordinary item in prior periods presented that does not meet the criteria of APB Opinion No. 30 for such classification should be reclassified to conform with the provisions of SFAS No. 145. SFAS No. 145 also amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. In addition, SFAS No. 145 amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The new standard required us to reclassify the extraordinary loss recorded in 2001 to interest expense, net which resulted in a reduction in income before cumulative effect of a change in accounting principle of $0.8 million, or $0.01 per share, but had no impact on net income or stockholders’ equity. The consolidated statements of operations reflect the adoption of this standard.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost as defined in the Issue was recognized at the date of an entity’s commitment to an exit plan. Therefore, SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in EITF Issue No. 94-3, and also establishes that fair value is the objective for initial measurement of the liability. SFAS No. 146 is effective for all exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not impact our restructuring plans related to the closure of the Coventry, England manufacturing facility. The DeKalb, Illinois closure was accounted for under the requirements of this standard.

      In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” or FIN 45. FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosure about the guarantor’s obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective after December 15, 2002 and are included in Note 12 to the consolidated financial statements. The adoption of FIN 45 did not have a material impact on our results of operations or financial position.

      In January 2003, the FASB issued FIN 46, as revised in December 2003, which addresses the consolidation by business enterprises of variable interest entities, to which the usual condition of consolidating a controlling financial interest does not apply. FIN 46 requires an entity to assess its equity investments to determine if they are variable interest entities. As defined in FIN 46, variable interests are contractual, ownership or other interests in an entity that change with changes in the entity’s net asset value. Variable interests in an entity may arise from financial instruments, service contracts, guarantees, leases or other arrangements with the variable interest entity. An entity that will absorb a majority of the variable interest entity’s expected losses or expected residual returns, as defined in FIN 46, is considered the primary beneficiary of the variable interest entity. The primary beneficiary must include the variable interest entity’s assets, liabilities and results of operations in its consolidated financial statements. FIN 46 is immediately effective for all variable interest entities created after January 31, 2003. For variable interest entities created prior to this date, the provisions of FIN 46 must be applied no later than the first interim period ending after March 15, 2004; however, all public companies must apply the unmodified provisions of FIN 46 to entities considered “special purpose entities” by the end of the first reporting period ending after December 15, 2003. We analyzed the provisions of FIN 46 as they relate to our current securitization facilities and special purpose entity related to these facilities, and concluded that we do not believe they are impacted by this interpretation. In addition, we analyzed the provisions of FIN 46 as they relate to the accounting for our investments in joint ventures and determined that we are the primary beneficiary of one of our joint ventures, GIMA. GIMA was established in 1994 between AGCO and Renault Agriculture S.A. to cooperate in the field of purchasing, design and manufacturing of components for agricultural tractors. Each party has a 50% ownership in the joint venture. On July 1, 2003, we began consolidating the accounts of GIMA. Historically, we accounted for our investment in GIMA under the equity method. The consolidation of GIMA did not have a material impact on our results of operations or financial position.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities.” The statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This statement amends Statement No. 133 for decisions made as part of the Derivatives Implementation Group process, in connection with other Board projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative. The adoption of this standard in 2003 had no impact on our current results of operations or financial position.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, our third quarter of fiscal 2003. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. The adoption of this standard in 2003 had no impact on our current results of operations or financial position.

BUSINESS

Our Company

      We are the third largest manufacturer and distributor of agricultural equipment and related replacement parts in the world based on annual net sales. We sell a full range of agricultural equipment, including tractors, combines, self-propelled sprayers, hay tools, forage equipment and implements. Our products are widely recognized in the agricultural equipment industry and are marketed under a number of brand names, including: AGCO®, AgcoAllis®, AgcoStar®, Ag-Chem®, Challenger®, Farmhand®, Fendt®, Fieldstar®, Gleaner®, Glencoe®, Hesston®, Lor*Al®, Massey Ferguson®, New Idea®, RoGator®, Soilteq™, Spra-Coupe®, Sunflower®, Terra-Gator®, Tye®, White® and Willmar®. We distribute most of our products through a combination of approximately 8,400 independent dealers and distributors, associates and licensees in more than 140 countries. In addition, we provide retail financing in North America, the United Kingdom, France, Germany, Spain, Ireland and Brazil through our finance joint ventures with Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., which we refer to as “Rabobank.”

      As a result of the Valtra acquisition consummated on January 5, 2004 (see “Prospectus Supplement Summary—Valtra Acquisition”), we also began marketing under the Valtra® and SisuDieselTM brand names. Depending on the markets, we distribute these products directly to end customers or through Valtra’s 820 independent dealers and distributors.

      Since our formation in June 1990, we have grown substantially through a series of over 20 acquisitions. We have been able to expand and strengthen our independent dealer network, introduce new tractor product lines and complementary non-tractor products in new markets and expand our replacement parts business to meet the needs of our customers.

      As part of our acquisition strategy, we also identify areas of our business in which we can decrease excess capacity and eliminate duplication in administrative, sales, marketing and production functions. Since 1991, we have completed several restructuring initiatives in which we have relocated production to more efficient facilities, closed ten manufacturing facilities and reduced operating expenses. Further, we have achieved significant cost savings and efficiencies by eliminating duplicative administrative, sales and marketing functions, increasing manufacturing plant utilization and engineering common product platforms for certain products.

Valtra

      On January 5, 2004, we completed our acquisition of the Valtra tractor and diesel engine operations of Kone for €600.6 million net of approximately €21.4 million cash acquired (or approximately $755.9 million net), subject to customary closing adjustments. Valtra is a global tractor and off-road engine manufacturer with market leadership positions in the Nordic region of Europe and Latin America.

          Business

      Valtra is a global tractor and off-road engine manufacturer headquartered in Suolahti, Finland and is the fifth largest tractor producer in the world. Valtra sells its Valtra brand tractors and Sisu brand diesel engines in over 70 countries and has leading market positions in the Nordic region and in Latin America. Over the last few years, Valtra has focused on becoming the market leader in tractors in terms of return on assets and operating margin rather than market share.

      Valtra’s operations are structured around three divisions: Tractors Europe, Tractors Latin America and Sisu Diesel Engines.

          Tractor Divisions

      Valtra’s Tractors Europe business is the Nordic market leader with an approximate 30% market share, while its Western European market share has grown over the last ten years. Valtra has been the market leader in Scandinavia since its merger with Volvo’s tractor business in 1979. Valtra has operated in Finland for 52 years.

      Valtra’s Tractors Latin America is the third largest tractor manufacturer in the Latin American market. It established its factory near Sao Paulo in 1960, which is the largest factory of its kind in Brazil.

          Diesel Engine Division

      Valtra’s Sisu Diesel Engines division produces Sisu diesel engines, gears and generating sets for sale to third parties, including AGCO, CNH Global and Partek, as well as Valtra’s two tractor divisions. The Sisu diesel manufacturing facilities are located in Nokia, Finland.

      The Engines Division specializes in the manufacture of offroad engines in the 50-450 horsepower range. Sisu engines are built to deliver lower horsepower but very high torque, which enables them to perform on par with larger, more powerful engines produced by Sisu’s competitors.

      In 2002, Sisu introduced the new Fortius engine series, which complies with Tier 2 pollution rules set by European Union regulatory authorities. Valtra expects to introduce engines meeting Tier 3 requirements in 2005.

          Production Initiatives

      During the recession of the 1990s, Valtra restructured its sales and production processes for its Nordic customers by applying the concept of “mass customization” to its tractor production and sales. Customers are able to order customized tractors that Valtra assembles as orders are received. Because the final product is built to order, all parts and required assemblies can be ordered directly from Valtra’s suppliers and used immediately. With its just-in-time production process, Valtra is able to produce customized products and reduce inventories of parts, assemblies and final tractors while having a more focused customer sales effort and more efficient dealers. As a result of this process, Valtra reduces its requirement to maintain finished goods inventories.

      In late 2002, Valtra introduced several new product lines and commenced plant expansions in Suolahti, Finland to meet growing demand following record sales in 2002. Many of Valtra’s worldwide sales are direct-to-end-user, providing Valtra with unique, direct customer access.

      Valtra was owned by Kone, a Finnish engineering and services company, which acquired Valtra in 2002 as part of the acquisition of Partek AB. In order to reduce debt and concentrate on container and load handling, Kone made the strategic decision to sell, among other assets, the Valtra tractor and Sisu engine businesses.

Products

          Tractors

      Our compact tractors (under 40 horsepower) are sold under the AGCO, Challenger and Massey Ferguson brand names and typically are used on small farms and in specialty agricultural industries, such as dairies, landscaping and residential areas. We also offer a full range of tractors in the utility tractor category (40-100 horsepower), including two-wheel and all-wheel drive versions. We sell utility tractors under the AGCO, Challenger, Massey Ferguson, AgcoAllis and Fendt brand names. In addition, we began selling utility tractors under the Valtra brand name as a result of our acquisition of Valtra in January 2004. Utility tractors are typically used on small- and medium-sized farms and in specialty agricultural industries, such as orchards and vineyards. In addition, we offer a full range of tractors in the high horsepower segment (primarily 100-500 horsepower). High horsepower tractors typically are used on larger farms and on cattle ranches for hay production. We sell high horsepower tractors under the AGCO, Challenger, Massey Ferguson, Fendt and Valtra brand names. Tractors accounted for approximately 58% of our net sales in 2003, 2002 and 2001, and in the future will account for a greater percentage of net sales as a result of the Valtra acquisition.

          Combines

      We sell combines under the Gleaner, Massey Ferguson, Fendt, Challenger and AgcoAllis brand names. Depending on the market, Gleaner and Massey Ferguson combines are sold with conventional or rotary technology, while the Fendt and AgcoAllis combines utilize conventional technology. All combines are complemented by a variety of crop-harvesting heads, available in different sizes, which are designed to maximize harvesting speed and efficiency while minimizing crop loss. Combines accounted for approximately 9% of our net sales in 2003, 7% in 2002 and 8% in 2001.

          Sprayers

      We offer self-propelled, three- and four-wheeled vehicles and related equipment for use in the application of liquid and dry fertilizers and crop protection chemicals. We manufacture chemical sprayer equipment for use both prior to planting crops, known as pre-emergence, and after crops emerge from the ground, known as post-emergence, under the RoGator, Terra-Gator, Spra-Coupe, Lor*Al and Willmar brand names. We also manufacture related equipment, including vehicles used for waste application that are specifically designed for subsurface liquid injection and surface spreading of biosolids, such as sewage sludge and other farm or industrial waste that can be safely used for soil enrichment. Sprayers accounted for approximately 7% of our net sales in 2003, 8% in 2002 and 6% in 2001.

          Hay Tools and Forage Equipment, Implements and Other Products

      We sell hay tools and forage equipment primarily under the Hesston brand name and, to a lesser extent, the New Idea, Massey Ferguson, Challenger and White brand names. Hay and forage equipment includes both round and rectangular balers, self-propelled windrowers, forage harvesters, disc mowers and mower conditioners and are used for the harvesting and packaging of vegetative feeds used in the beef cattle, dairy and horse industries.

      We also distribute a wide range of implements, planters and other equipment for our product lines. Tractor-pulled implements are used in field preparation and crop management. Implements include: disk harrows, which improve field performance by cutting through crop residue, leveling seed beds and mixing chemicals with the soil; heavy tillage, which breaks up soil and mixes crop residue into topsoil, with or without prior disking; and field cultivators, which prepare a smooth seed bed and destroy weeds. Tractor-pulled planters apply fertilizer and place seeds in the field. Other equipment primarily includes loaders, which are used for a variety of tasks including lifting and transporting hay crops. We sell implements, planters and other products under the Hesston, New Idea, Massey Ferguson, White, Sunflower, Tye, Farmhand, Glencoe and Fendt brand names. Hay tools and forage equipment, implements and other products accounted for approximately 11% of our net sales in 2003 and 10% in 2002 and 2001.

      Through our Fieldstar brand precision farming system, we offer software and hardware products that provide farmers with the capability to enhance productivity by utilizing global positioning system, or GPS, technology, yield mapping, variable rate planting, and application and site specific agriculture. Many of our tractors, combines, planters, sprayers, tillage and other application equipment are equipped to employ the Fieldstar system technology at the customer’s option. In addition, our Soilteq operation designs and merchandises site-specific farming systems to enhance crop yield and productivity.

      As a result of our acquisition of Valtra, we acquired the SisuDiesel Engines division of Valtra, which produces diesel engines, gears and generating sets for use in Valtra and certain AGCO products and for sale to third parties. The engine division of Valtra specializes in the manufacture of offroad engines in the 50-450 horsepower range.

          Replacement Parts

      In addition to sales of new equipment, our replacement parts business is an important source of revenue and profitability for both us and our dealers. We sell replacement parts many of which are proprietary for products sold under all of our brand names. These parts help keep farm equipment in use, including products no longer in production. Since most of our products can be economically maintained with parts and service for a period of ten to 20 years, each product that enters the marketplace provides us with a potential long-term revenue stream. In addition, sales of replacement parts typically generate higher gross margins and historically have been less cyclical than new product sales. Replacement parts accounted for approximately 15% of our net sales in 2003, 17% in 2002 and 18% in 2001.

Marketing and Distribution

      We distribute products primarily through a network of independent dealers and distributors. Our dealers are responsible for retail sales to the equipment’s end user in addition to after-sales service and support of the equipment. Our distributors may sell our products through a network of dealers supported by the distributor. Through our acquisitions and dealer development activities, we have broadened our product lines, expanded our dealer network and strengthened our geographic presence in Western Europe, North America, South America and the rest of the world. Our sales are not dependent on any specific dealer, distributor or group of dealers. We intend to maintain the separate strengths and identities of our brand names and product lines.

          Western Europe

      We market fully assembled tractors and other equipment in all Western European markets directly through a network of approximately 2,000 independent Massey Ferguson, Fendt and Challenger dealer outlets and agricultural cooperatives. In addition, we sell through independent distributors and associates in certain markets, which distribute through approximately 760 Massey Ferguson and Fendt dealer outlets. In many cases, dealers carry competing or complementary products from other manufacturers. Sales in Western Europe accounted for approximately 46% of our net sales in 2003, 2002 and 2001. As a result of our acquisition of Valtra on January 5, 2004, we distribute tractors and replacement parts under the Valtra brand name in Western Europe. Depending on the market, these products are sold directly to the end user or through independent dealers and distributors.

          North America

      We market and distribute farm machinery, equipment and replacement parts to farmers in North America through a network of approximately 2,900 independent dealers, each representing one or more of our brand names. Dealers may also sell competitive and dissimilar lines of products. We sell certain of our sprayer brands acquired in the Ag-Chem acquisition directly to the end customer, often a fertilizer and chemical supplier. We also provide a portion of the after-sales service and support for these sprayer products. Sales in North America accounted for approximately 34% of our net sales in 2003, 36% in 2002 and 35% in 2001. As a result of our acquisition of Valtra on January 5, 2004, we distribute tractors and replacement parts under the Valtra brand name in North America through independent dealers and distributors.

          South America

      We market and distribute farm machinery, equipment and replacement parts to farmers in South America through several different networks. In Brazil and Argentina, we distribute products directly to approximately 250 independent dealers, primarily supporting the Massey Ferguson and AgcoAllis brand names. In Brazil, dealers are generally exclusive to one manufacturer. Outside of Brazil and Argentina, we sell our products in South America through independent distributors. Sales in South America accounted for approximately 12% of our net sales in 2003, 9% in 2002 and 10% in 2001. As a result of our acquisition of Valtra on January 5, 2004, we distribute tractors and replacement parts under the Valtra brand name in South America through independent dealers and distributors.

          Rest of the World

      Outside Western Europe, North America and South America, we operate primarily through a network of approximately 2,500 independent Massey Ferguson, Fendt and Challenger distributors and dealer outlets, as well as associates and licensees, marketing our products and providing customer service support in approxi-

mately 100 countries in Africa, the Middle East, Eastern and Central Europe, Australia and Asia. With the exception of Australia and New Zealand, where we directly support our dealer network, we generally utilize independent distributors, associates and licensees to sell our products. These arrangements allow us to benefit from local market expertise to establish strong market positions with limited investment. In some cases, we also sell agricultural equipment directly to governmental agencies. Sales outside Western Europe, North America and South America accounted for approximately 8% of our net sales in 2003 and 9% in 2002 and 2001. As a result of our acquisition of Valtra on January 5, 2004, we distribute tractors and replacement parts under the Valtra brand name in the Middle East, Eastern and Central Europe, Australia and Asia through independent dealers and distributors.

      In Western Europe and the rest of the world, associates and licensees provide a significant distribution channel for our products and a source of low cost production for certain Massey Ferguson products. Associates are entities in which we have an ownership interest, most notably in India. Licensees are entities in which we have no direct ownership interest, most notably in Pakistan and Turkey. The associate or licensee generally has the exclusive right to produce and sell Massey Ferguson equipment in its home country but may not sell these products in other countries. We generally license to these associates certain technology as well as the right to use Massey Ferguson’s trade names. We sell products to associates and licensees in the form of components used in local manufacturing operations, tractor kits supplied in completely knocked down form for local assembly and distribution, and fully assembled tractors for local distribution only. In certain countries, our arrangements with associates and licensees have evolved to where we principally provide technology, technical assistance and quality control. In these situations, licensee manufacturers sell certain tractor models under the Massey Ferguson brand name in the licensed territory and also may become a source of low cost production for us.

Parts Distribution

      In Western Europe, our parts operation is supported by master distribution facilities in Desford, England and Ennery, France and regional parts facilities in Spain, Denmark and Italy. We support our sales of replacement parts in North America through our master parts warehouse in Batavia, Illinois and regional warehouses throughout North America. In the Asia/Pacific region, we support our parts operation through a master distribution facility in Melbourne, Australia. In South America, replacement parts are maintained and distributed primarily from our facilities in Brazil and Argentina.

Dealer Support and Supervision

      We believe that one of the most important criteria affecting a farmer’s decision to purchase a particular brand of equipment is the quality of the dealer who sells and services the equipment. We provide significant support to our dealers in order to improve the quality of our dealer network. We monitor each dealer’s performance and profitability and establish programs that focus on continual dealer improvement. In North America, we also identify open markets with the greatest potential for each brand and select an existing dealer, or a new dealer, who would best represent the brand in that territory. We protect each existing dealer’s territory and will not place the same brand with another dealer within that protected area. Internationally, we also focus on the development of our dealers. We analyze, on an ongoing basis, the regions of each country where market share is not acceptable. Based on this analysis, we may add a dealer in a particular territory or a non-performing dealer may be replaced or refocused on performance standards.

      We believe that our ability to offer our dealers a full product line of agricultural equipment and related replacement parts, as well as our ongoing dealer training and support programs focusing on business and inventory management, sales, marketing, warranty and servicing matters and products, helps ensure the vitality and increase the competitiveness of our dealer network. In addition, we maintain dealer advisory groups to obtain dealer feedback on our operations. We believe all of these programs contribute to the good relations we generally enjoy with our dealers.

      In addition, we have agreed to provide our dealers with competitive products, terms and pricing. We also give our dealers volume sales incentives, demonstration programs and other advertising to assist sales. We design our competitive sales programs, including retail financing incentives, and our policies for maintaining parts and service availability with extensive product warranties to enhance our dealers’ competitive position. In general, either party may cancel dealer contracts within certain notice periods.

Wholesale Financing

      Primarily in the United States and Canada, we engage in the standard industry practice of providing dealers with floor plan payment terms for their inventories of farm equipment for extended periods. The terms of our wholesale finance agreements with our dealers vary by region and product line, with fixed payment schedules on all sales. In the United States and Canada, dealers typically are not required to make an initial down payment, and our terms allow for an interest-free period generally ranging from one to 12 months, depending on the product. We also provide financing to dealers on used equipment accepted in trade. We retain a security interest in all new and used equipment we finance.

      Typically, sales terms outside the United States and Canada are of a shorter duration, generally ranging from 30 to 180 days. In many cases, we retain a security interest in the equipment sold on extended terms. In certain international markets, our sales are backed by letters of credit or credit insurance.

      For sales outside of the United States and Canada, we do not normally charge interest on outstanding receivables from our dealers and distributors. For sales to dealers or distributors in the United States and Canada, where we generated approximately 27.5% of our net sales in 2003, interest is generally charged at or above prime lending rates on outstanding receivable balances after interest-free periods. These interest-free periods vary by product and range from one to 12 months, with the exception of certain seasonal products, which bear interest after various periods depending on the time of year of the sale and the dealer’s or distributor’s sales volume during the preceding year. For the year ended December 31, 2003, 18.6%, 6.7%, 1.4% and 0.8% of our net sales had maximum interest-free periods ranging from 1 to 6 months, 7 to 12 months, 13 to 20 months and 21 months or more, respectively. Actual interest-free periods are shorter than suggested by these percentages because receivables from our dealers and distributors in the United States and Canada are due immediately upon sale of the equipment to a retail customer. Under normal circumstances, interest is not forgiven and interest-free periods are not extended.

Retail Financing

      Through our retail financing joint ventures located in North America, the United Kingdom, France, Germany, Spain, Ireland and Brazil, we provide a competitive and dedicated financing source to the end users of our products, as well as equipment produced by other manufacturers. These retail finance companies are owned 49% by us and 51% by a wholly-owned subsidiary of Rabobank. We can tailor retail finance programs to prevailing market conditions, and such programs can enhance our sales efforts.

Manufacturing and Suppliers

Manufacturing and Assembly

      We have consolidated the manufacturing of our products in locations where capacity, technology or local costs are optimized. Furthermore, we continue to balance our manufacturing resources with externally-sourced machinery, components and replacement parts to enable us to better control inventory and our supply of components. We believe that our manufacturing facilities are sufficient to meet our needs for the foreseeable future.

Western Europe

      In 2003, we completed a restructuring plan related to the closure of our tractor manufacturing facility in Coventry, England and the relocation of existing production at Coventry to our Beauvais, France and Canoas, Brazil manufacturing facilities. Our tractor manufacturing operations in Western Europe are now located in Beauvais, France and Marktoberdorf, Germany. In addition, we maintain a combine manufacturing facility in Randers, Denmark. The Beauvais facility produces 65 to 225 horsepower tractors marketed under the Massey

Ferguson, Challenger and AGCO brand names. The Marktoberdorf facility produces 50 to 260 horsepower tractors marketed under the Fendt brand name. The Randers facility produces conventional combines under the Massey Ferguson and Fendt brand names. We also assemble forklifts in our Kempten, Germany facility for sale to third parties and assemble cabs for our Fendt tractors in Baumenheim, Germany. As a result of our acquisition of Valtra, we have a tractor manufacturing facility in Suolahti, Finland, as well as a diesel engine manufacturing facility in Linnavuori, Finland. We have a joint venture with Renault Agriculture S.A. for the manufacture of driveline assemblies for tractors produced in our facility in Beauvais. By sharing overhead and engineering costs, this joint venture has resulted in a decrease in the cost of these components.

North America

      Our current manufacturing operations in North America are located in Beloit, Kansas; Hesston, Kansas; Jackson, Minnesota; and Queretaro, Mexico. The Beloit facility produces tillage, seeding and specialty harvesting equipment under the Sunflower brand name. The Hesston facility produces hay and forage equipment marketed under the Hesston, New Idea, Challenger and Massey Ferguson brand names, conventional and rotary combines under the Gleaner, Massey Ferguson and Challenger brand names, and planters under the White brand name. In March 2003, we announced our plan to close the DeKalb, Illinois Challenger tractor facility and completed the relocation of production to our Jackson, Minnesota facility in June 2003. We produce high horsepower track tractors for the Challenger brand name, self-propelled sprayers marketed under the Lor*Al, RoGator, Spra-Coupe, Terra-Gator and Willmar brand names, wheeled loaders marketed under the Willmar and Massey Ferguson brand names, and dry fertilizer spreaders marketed under the Willmar brand name, in our Jackson facility. In Queretaro, we assemble tractors for distribution in the Mexican market.

South America

      Our manufacturing operations in South America are located in Brazil. In Canoas, Rio Grande do Sul, Brazil, we manufacture and assemble tractors, ranging from 50 to 210 horsepower, and industrial loader-backhoes. The tractors are sold under the Massey Ferguson, AgcoAllis and Challenger brand names. We also manufacture conventional combines marketed under the Massey Ferguson and AgcoAllis brand names in Santa Rosa, Rio Grande do Sul, Brazil. As a result of our acquisition of Valtra, we have a tractor manufacturing facility in Mogi das Cruzes, Brazil.

Third-Party Suppliers

      We believe that managing the level of our and our dealers’ inventory is critical to maintaining favorable pricing for our products. Unlike many of our competitors, we externally source many of our products, components and replacement parts. Our production strategy minimizes our research and development and capital investment requirements and allows us greater flexibility to respond to changes in market conditions.

      We purchase some of the products we distribute from third-party suppliers. We purchase standard and specialty tractors from SAME Deutz-Fahr Group S.p.A. and distribute these tractors worldwide. In addition, we purchase some tractor models from a licensee in Turkey and compact tractors from Iseki & Company, Limited, a Japanese manufacturer. We also purchase other tractors, implements and hay and forage equipment from various third-party suppliers.

      In addition to the purchase of machinery, third-party companies supply significant components used in our manufacturing operations, such as engines. We select third-party suppliers that we believe are low cost, high quality and possess the most appropriate technology. We also assist in the development of these products or component parts based upon our own design requirements. Our past experience with outside suppliers has been favorable. Although we currently depend on outside suppliers for several of our products, we believe that, if necessary, we could identify alternative sources of supply without material disruption to our business.

Seasonality

      Generally, retail sales by dealers to farmers are highly seasonal and are a function of the timing of the planting and harvesting seasons. To the extent practicable, we attempt to ship products to our dealers and distributors on a level basis throughout the year to reduce the effect of seasonal retail demands on our manufacturing operations and to minimize our investment in inventory. Our financing requirements are subject to variations due to seasonal changes in working capital levels, which typically increase in the first half of the year and then decrease in the second half of the year. December is typically our largest month for retail sales because our customers purchase a higher volume of our products at year end with funds from their completed harvests and when dealer incentives may be the greatest.

Competition

      The agricultural industry is highly competitive. We compete with several large national and international full-line suppliers, as well as numerous short-line and specialty manufacturers with differing manufacturing and marketing methods. Our two principal competitors on a worldwide basis are Deere & Company and CNH Global N.V. In certain Western European and South American countries, we have regional competitors that have significant market share in a single country or a group of countries.

      We believe several key factors influence a buyer’s choice of farm equipment, including the strength and quality of a company’s dealers, the quality and pricing of products, dealer or brand loyalty, product availability, the terms of financing and customer service. We believe that we have improved, and we continually seek to improve, in each of these areas. Our primary focus is increasing farmers’ loyalty to our dealers and overall dealer organizational quality in order to distinguish us in the marketplace. See “—Marketing and Distribution” for additional information.

Engineering and Research

      We make significant expenditures for engineering and applied research to improve the quality and performance of our products and to develop new products. Our expenditures on engineering and research were approximately $71.4 million, or 2% of net sales, in 2003, $57.2 million, or 2% of net sales, in 2002, and $49.6 million, or 2% of net sales, in 2001.

Intellectual Property

      We own and have licenses to the rights under a number of domestic and foreign patents, trademarks, trade names and brand names relating to our products and businesses. We defend our patent, trademark and trade and brand name rights primarily by monitoring competitors’ machines and industry publications and conducting other investigative work. We consider our intellectual property rights, including our rights to use our trade and brand names, important in the operation of our businesses. However, we do not believe we are dependent on any single patent, trademark or trade name or group of patents or trademarks, trade names or brand names. Our products are distributed under the brand names AGCO, AgcoAllis, AgcoStar, Ag-Chem, Challenger, Farmhand, Fendt, Fieldstar, Gleaner, Glencoe, Hesston, Lor*Al, Massey Ferguson, New Idea, RoGator, Soilteq, Spra-Coupe, SisuDiesel, Sunflower, Terra-Gator, Tye, Valtra, White and Willmar.

Environmental Matters and Regulation

      We are subject to environmental laws and regulations concerning emissions to the air, discharges of processed or other types of wastewater, and the generation, handling, storage, transportation, treatment and disposal of waste materials. These laws and regulations are constantly changing, and the effects that they may have on us in the future are impossible to predict with accuracy. It is our policy to comply with all applicable environmental, health and safety laws and regulations, and we believe that any expense or liability we may incur in connection with any noncompliance with any law or regulation or the cleanup of any of our properties will not have a materially adverse effect on us. We believe that we are in compliance in all material respects with all applicable laws and regulations.

      The United States Environmental Protection Agency has issued regulations concerning permissible emissions from off-road engines. We do not anticipate that the cost of compliance with the regulations will have a material impact on us. As a result of our acquisition of Valtra on January 5, 2004, we acquired the SisuDiesel Engine division of Valtra, which specializes in the manufacture of offroad engines in the 40-450 horsepower range. We believe SisuDiesel currently complies with Com II and Tier II emission requirements set by European and U.S. regulatory authorities. Tier III emission requirements must be met starting in January 2005, and we expect to meet those requirements through the introduction of new technology on the engines.

      Our international operations also are subject to environmental laws, as well as various other national and local laws, in the countries in which we manufacture and sell our products. We believe that we are in compliance with these laws in all material respects and that the cost of compliance with these laws in the future will not have a material adverse effect on us.

Regulation and Government Policy

      Domestic and foreign political developments and government regulations and policies directly affect the agricultural industry in the United States and abroad and indirectly affect the agricultural equipment business. The application, modification or adoption of laws, regulations or policies could have an adverse effect on our business.

      We are subject to various federal, state and local laws affecting our business, as well as a variety of regulations relating to such matters as working conditions and product safety. A variety of laws regulate our contractual relationships with our dealers. These laws impose substantive standards on the relationship between us and our dealers, including events of default, grounds for termination, non-renewal of dealer contracts and equipment repurchase requirements. Such laws could adversely affect our ability to terminate our dealers.

Employees

      As of December 31, 2003, we employed approximately 11,300 employees, including approximately 3,400 employees in the United States and Canada. Valtra had approximately 2,600 employees as of December 31, 2003. A majority of our employees at our manufacturing facilities, both domestic and international, are represented by collective bargaining agreements with contracts that expire on varying dates. We currently do not expect any significant difficulties in renewing these agreements.

Properties

      Our principal properties as of March 31, 2004, were as follows:

		Leased	Owned
Location	Description of Property	(Sq. Ft.)	(Sq. Ft.)

North America:
Batavia, Illinois	Parts Distribution	310,200
Beloit, Kansas	Manufacturing		265,850
DeKalb, Illinois(1)	Manufacturing		315,900
Duluth, Georgia	Corporate Headquarters	125,000
Hesston, Kansas	Manufacturing		1,276,500
Jackson, Minnesota	Manufacturing		577,300
Kansas City, Missouri	Warehouse	496,700
Lockney, Texas(2)	Manufacturing	190,000
Queretaro, Mexico	Manufacturing		13,500
Willmar, Minnesota(3)	Manufacturing		158,180

International:
Coventry, United Kingdom(4)	Regional Headquarters/Manufacturing	98,700
Beauvais, France(5)	Manufacturing		2,720,000
Marktoberdorf, Germany	Manufacturing		668,000
Baumenheim, Germany	Manufacturing		455,000
Grubbenvorst, Holland	Manufacturing	11,900	37,700
Kempten, Germany	Manufacturing		107,400
Randers, Denmark	Manufacturing		683,000
Haedo, Argentina	Parts Distribution/Sales Office	32,000
Canoas, Rio Grande do Sul, Brazil	Regional Headquarters/Manufacturing		452,400
Santa Rosa, Rio Grande do Sul, Brazil	Manufacturing		297,100
Ennery, France	Parts Distribution		861,000
Sunshine, Victoria, Australia(6)	Regional Headquarters	37,200
Tottenham, Victoria, Australia	Parts Distribution		180,000
Stoneleigh, United Kingdom	Training Facility/Office	20,000
Valtra (acquired January 5, 2004):
Linnavuori, Finland	Manufacturing		290,300
Suolahti, Finland	Manufacturing		394,500
Mogi das Cruzes, Brazil	Manufacturing		686,300

(1)	We closed our DeKalb, Illinois Challenger tractor facility in 2003 and relocated production to our Jackson, Minnesota facility. The DeKalb facility is currently being marketed for sale.
(2)	We closed our production facility in Lockney, Texas in 2000.
(3)	In connection with the Ag-Chem acquisition, we closed our production facilities in Willmar, Minnesota and the acquired Benson, Minnesota manufacturing facility. The remaining facilities are being marketed for sale.
(4)	We closed our Coventry, England manufacturing facility in 2003. On January 30, 2004, we sold the facility and are leasing approximately 98,700 square feet of the total 4,135,150 square foot facility back from the buyer under a three-year lease. The lease is cancelable at our option in two years.
(5)	Includes our joint venture with GIMA, in which we own a 50% interest.
(6)	We sold our Sunshine, Victoria location in October 2003, and are occupying the space until construction of our new facility in Sunshine, Victoria is completed, which is anticipated to be June 2004. Our Tottenham, Victoria facility is currently being marketed for sale, and the parts distribution operations will be relocated to the new Sunshine facility in June 2004 as well. The new Sunshine, Victoria facility will be approximately 243,500 square feet.

     We consider each of our facilities to be in good condition and adequate for its present use. We believe that we have sufficient capacity to meet our current and anticipated manufacturing requirements.

Legal Proceedings

      During the second quarter of 2002, we announced and initiated a restructuring plan related to the closure of our tractor manufacturing facility in Coventry, England. The terms of the plan included the termination of approximately 1,100 employees following completion of production in the Coventry facility.

      In October 2002, we applied to the High Court in London, England for clarification of a provision in our United Kingdom pension plan that governs the value of pension payments payable to an employee who is over 50 years old and who retires from service in certain circumstances prior to his normal retirement date. The primary matter before the High Court was whether pension payments to such employees, including those who take early retirement and those terminated due to the closure of our Coventry facility, should be reduced to compensate for the fact that the pension payments begin prior to normal retirement age of 65. In December 2002, the High Court ruled against our position that reduced pension payments are payable in the context of early retirements or terminations. We appealed the High Court’s ruling, and in July 2003, the Court of Appeal ruled that employees terminated as a result of the closure of the Coventry facility do not qualify for full pensions, thereby reversing the earlier High Court ruling for this aspect of the case, but ruled that other employees might qualify. The representatives of the beneficiaries of the pension plan sought the right to appeal to the House of Lords and on March 26, 2004, the House of Lords denied their request.

      As a result of the court’s ruling in that case, certain employees who took early retirement in prior years under voluntary retirement arrangements would be entitled to additional payments, and therefore we recorded a charge in the second quarter of 2003, included in restructuring expenses, of approximately $12.4 million to reflect our current estimate of the additional pension liability associated with previous early retirement programs. The timing of our obligation to fund cash into the pension plan with respect to this increased liability, as well as our existing liabilities, depends on many factors, including the overall funded status of the plan and the investment returns of the plan’s assets and is the subject of ongoing negotiations with representatives of the beneficiaries of the pension plan.

      On February 5, 2004, we announced that we had received an informal inquiry from the SEC asking for our policies and related information with regard to our accounting for revenue recognition (particularly bill and hold transactions), sales and sales returns and allowances, plant and facility closing costs and reserves, and personal use of corporate aircraft. We responded to the SEC’s inquiry and subsequently met with the SEC to answer any questions that the SEC had regarding our response. On March 10, 2004, the SEC informed us that it had terminated its inquiry.

      As a result of our announcement of this SEC inquiry, on February 6, 2004, Sekuk Global Enterprises filed a putative class action complaint in the U.S. District Court for the Northern District of Illinois (Civil Action No. 04-C-961) on behalf of all persons who purchased or otherwise acquired AGCO securities between February 6, 2003 and February 4, 2004, inclusive (the “Class Period”). Subsequently, three additional similar complaints were filed in the U.S. District Court for the Northern District of Georgia by the City of Dania Beach Police & Firefighters’ Retirement System (Civil Action No. 1:04-CV-0535), Ann Vogel (Civil Action No. 1:04-CV-0617), and Detectives Endowment Association Annuity Fund (Civil Action No. 1:04-CV-0666), and an additional similar complaint was filed in the U.S. District Court for the Northern District of Illinois by George Villanueva (Civil Action No. 04-C-2196). In general, the complaints allege that we and our chief executive officer and chief financial officer violated securities laws and regulations by issuing materially false and misleading statements regarding our financial results during the Class Period that had the effect of artificially inflating the market price of our securities and request monetary damages and attorneys’ fees. A sixth complaint was filed in the U.S. District Court for the Northern District of Georgia by Sachin Joshi (Civil Action No. 1:04-CV-0669). This complaint is a derivative action and names our directors as defendants as well. In general, this complaint alleges that the directors breached their fiduciary duties to stockholders by permitting or participating in the activities alleged in the other complaints. We do not believe these cases have any merit and intend to defend against them.

      We are also a party to various legal claims and actions incidental to our business. We believe that none of these claims or actions, either individually or in the aggregate, is material to our business or financial condition, excluding a potential adverse outcome with respect to the pension case discussed above.

MANAGEMENT

      Our board of directors has ten directors divided into three classes, designated Class I, Class II and Class III. Messrs. Deml, Loehnis, Momot and Richenhagen are Class I directors; Messrs. Claycamp, Sauer and Visser are Class II directors; and Messrs. Booker, Johanneson, Moll and Ratliff are Class III directors. The three classes serve staggered three-year terms. Stockholders annually elect directors of one class to serve for three years or until their successors have been duly elected and qualified. The terms of our directors expire as follows: Class III expires in 2004, Class I expires in 2005 and Class II expires in 2006.

      The table below sets forth information as of March 31, 2004 with respect to each person who is a member of our board of directors or an executive officer.

Name	Age	Positions

Robert J. Ratliff	72	Chairman, President and Chief Executive Officer
Garry L. Ball	56	Senior Vice President—Engineering
Andrew H. Beck	40	Senior Vice President—Chief Financial Officer
Norman L. Boyd	60	Senior Vice President—Human Resources
David L. Caplan	56	Senior Vice President—Materials Management, Worldwide
Gary L. Collar	47	Senior Vice President and General Manager, EAME
Randall G. Hoffman	52	Senior Vice President and General Manager, Challenger Division
Frank C. Lukacs	45	Senior Vice President—Manufacturing Technologies and Quality
Stephen D. Lupton	59	Senior Vice President—Corporate Development and General Counsel
Dexter E. Schaible	54	Senior Vice President—Product Development
James M. Seaver	58	Senior Vice President and General Manager, Americas
W. Wayne Booker	69	Director
Henry J. Claycamp	73	Director
Wolfgang Deml	58	Director
Gerald B. Johanneson	63	Director
Anthony D. Loehnis	68	Director
Curtis E. Moll	64	Director
David E. Momot	66	Director
Martin Richenhagen	51	Director
Wolfgang Sauer	74	Director
Hendrikus Visser	59	Director

      Our board of directors has appointed Martin Richenhagen, age 51, as President and Chief Executive Officer. Mr. Richenhagen’s appointment will be effective upon receipt of the appropriate immigration approval. From January 2003 to February 2004, Mr. Richenhagen was Group Executive Vice President of Forbo International SA, a flooring material business. Mr. Richenhagen was Group President of Claas KgaA mbH, a major farm equipment manufacturer and distributor, from 1998 to December 2002.

      Set forth below is information regarding the business experience of our remaining executive officers.

      Robert J. Ratliff has served as the President and Chief Executive Officer of the Company since January 2002. In addition, Mr. Ratliff has served as the Executive Chairman of the Board of Directors since January 1999, Chairman of the Board of Directors since August 1993, and a Director since June 1990. Mr. Ratliff previously served as Chief Executive Officer of the Company from January 1996 until November 1996 and from August 1997 to February 1999 and President and Chief Executive Officer from June 1990 to January 1996. Mr. Ratliff is also a director of the National Association of Manufacturers and the Association of Equipment Manufacturers. Mr. Ratliff is a member of the Board of Councilors of the Carter Center.

      Garry L. Ball has been Senior Vice President—Engineering since June 2002. Mr. Ball was Senior Vice President—Engineering and Product Development from June 2001 to June 2002. From 2000 to 2001, Mr. Ball was Vice President of Engineering at CapacityWeb.com. From 1999 to 2000, Mr. Ball was employed as Vice President of Construction Equipment New Product Development at CNH Global N.V. Prior to that assignment, he held several key positions including Vice President of Engineering Agricultural Tractor for New Holland N.V., Europe, and Chief Engineer for Tractors at Ford New Holland.

      Andrew H. Beck has been Senior Vice President—Chief Financial Officer since June 2002. Mr. Beck was Vice President, Chief Accounting Officer from January 2002 to June 2002, Vice President and Controller from April 2000 to January 2002, Corporate Controller from January 1996 to April 2000, Assistant Treasurer from March 1995 to January 1996 and Controller, International Operations from June 1994 to March 1995.

      Norman L. Boyd has been Senior Vice President—Human Resources since June 2002. Mr. Boyd was Senior Vice President—Corporate Development for the Company from October 1998 to June 2002, Vice President of Europe/Africa/Middle East Distribution from February 1997 to September 1998, Vice President of Marketing, Americas from February 1995 to February 1997 and Manager of Dealer Operations from January 1993 to February 1995.

      David L. Caplan has been Senior Vice President—Material Management—Worldwide since October 2003. Mr. Caplan was the Senior Director of Purchasing of PACCAR Inc from January 2002 to October 2003 and was Director of Operation Support with Kenworth Truck Company from November 1997 to January 2002.

      Gary L. Collar has been Senior Vice President and General Manager, EAME since January 2004. Previously, Mr. Collar was Vice President, Worldwide Market Development for our Challenger Division from May 2002 until January 2004. Between 1994 and 2002, Mr. Collar held various senior executive positions with ZF Friedrichshaven A.G., including Vice President, Business Development, North America, from 2001 until 2002, and President and Chief Executive Officer of ZF-Unisia Autoparts, Inc., from 1994 until 2001.

      Randall G. Hoffman has been Senior Vice President and General Manager, Challenger Division since January 2004. Previously within AGCO, Mr. Hoffman held the positions of Vice President and General Manager, Worldwide Challenger Division, from June 2002 to January 2004, Vice President of Sales and Marketing, North America, from December 2001 to June 2002, Vice President, Marketing, North America, from April 2001 to November 2001, Vice President of Dealer Operations, from June 2000 to April 2001, Director, Distribution Development, North America, from April 2000 to June 2000, Manager, Distribution Development, North America, from May 1998 to April 2000, and General Marketing Manager, from January 1995 to May 1998.

      Frank C. Lukacs has been Senior Vice President—Manufacturing Technologies and Quality since October 2003. Mr. Lukacs was Senior Director of Manufacturing with Case Corporation from 1996 to October 2003, where he managed manufacturing operations in the United States, Latin America and Australia. He held various manufacturing positions with Simpson Industries from 1987 to 1996, most recently as Senior Director Manufacturing—Engine Products Group. Prior to that, he served in various manufacturing and general management positions with General Motors Corporation from 1977 to 1987, most recently as Manufacturing Supervisor and as Senior Industrial Engineer.

      Stephen D. Lupton has been Senior Vice President—Corporate Development and General Counsel since June 2002. Mr. Lupton was Senior Vice President, General Counsel for the Company from June 1999 to June 2002, Vice President of Legal Services, International from October 1995 to May 1999, and Director of Legal Services, International from June 1994 to October 1995. Mr. Lupton was Director of Legal Services of Massey Ferguson from February 1990 to June 1994.

      Dexter E. Schaible has been Senior Vice President—Product Development since June 2002. Previously, Mr. Schaible was Vice President of European Harvesting from July 2001 to June 2002, Senior Vice President of Worldwide Engineering and Development from October 1998 to July 2001, Vice President of Worldwide Product Development from February 1997 to October 1998, Vice President of Product Development from October 1995 to February 1997 and Director of Product Development from September 1993 to October 1995.

      James M. Seaver has been Senior Vice President and General Manager, Americas since January 2004. Mr. Seaver was previously Senior Vice President — Sales and Marketing from January 2002 until January 2004 and Chief Executive Officer, AGCO Finance LLC from June 1999 to January 2002. Mr. Seaver was Senior Vice President, Worldwide Sales from September 1998 to May 1999; Executive Vice President, Sales and Marketing Worldwide from February 1997 to September 1998; President, Corporate Sales and Marketing from August 1996 to February 1997; Executive Vice President, Sales and Marketing from January 1996 to August 1996; Senior Vice President, Sales and Marketing, Americas from February 1995 to January 1996; and Vice President, Sales, Americas from May 1993 to February 1995.

SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

      The following is a summary of the material United States federal income tax considerations for holders of our common stock and is based upon current provisions of the Internal Revenue Code of 1986, as amended, or the Code, and Treasury regulations, and existing rulings of the Internal Revenue Service, or the IRS, and judicial decisions, all of which are subject to change. Any such change could apply retroactively and could adversely affect the consequences described below.

      As used in this summary, a “U.S. Person” is (a) an individual who is a citizen of the United States or who is resident in the United States for U.S. federal income tax purposes, (b) a corporation or a partnership that is organized under the laws of the United States or any state thereof, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust (i) that is subject to the supervision of a court within the United States and is subject to the control of one or more United States persons as described in Section 7701(a)(30) of the Code, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person. As used in this summary, a “U.S. Holder” is any person who owns shares of our common stock and who is a U.S. Person, and a “Non-U.S. Holder” is any person who owns shares of our common stock and who is not a U.S. Person.

      This summary does not discuss all United States federal income tax considerations that may be relevant to U.S. Holders and Non-U.S. Holders in light of their particular circumstances or that may be relevant to certain holders that may be subject to special treatment under United States federal income tax law, such as persons who elect to treat dividends on, or gains from a disposition of, shares as investment income for purposes of the limitation on the investment interest deduction, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, persons who hold shares as part of a straddle, hedging, constructive sale, or conversion transaction, persons who acquire shares through exercise of employee stock options or otherwise as compensation for services, and U.S. Persons whose functional currency is not the United States dollar. This summary does not address certain special rules that apply to Non-U.S. Holders that are “controlled foreign corporations,” “foreign personal holding companies,” “passive foreign investment companies,” or corporations that accumulate earnings to avoid U.S. federal income tax. Furthermore, this summary does not address any aspects of state, local, or foreign taxation. This summary is limited to those persons that hold shares of our common stock as “capital assets” within the meaning of Section 1221 of the Code. In the case of any Non-U.S. Holder who is an individual, the following discussion assumes that this individual was not formerly a United States citizen, and was not formerly a resident of the United States for U.S. federal income tax purposes.

      If a partnership holds our common stock, then the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, then you should consult your tax advisor.

      This summary is included for general information only. Holders of shares should consult their own tax advisors with respect to their particular circumstances.

Treatment of U.S. Holders

          Dividends on Shares

      Any distribution received by a U.S. Holder with respect to shares of our common stock will constitute a “dividend” for United States federal income tax purposes to the extent that we have sufficient accumulated or current earnings and profits. A redemption payment received with respect to shares of our common stock will be treated as a distribution, rather than as a sale giving rise to a capital gain or loss, unless the redemption qualifies as an “exchange” under Section 302(b) of the Code. Any dividend received by a U.S. Holder that is an individual will be subject to United States federal income tax at a maximum rate of 15%, provided that certain holding period requirements are met. Any dividend received by a U.S. Holder that is itself a corporation may be eligible for a dividends-received deduction under Section 243 of the Code. The rate of the dividends-received deduction is generally 70%. The dividends-received deduction is subject to certain limitations. For example, the deduction may not be available if the corporate U.S. Holder does not satisfy certain holding period requirements with respect to its shares or if the shares are “debt-financed portfolio stock”.

          Sale of Shares

      Upon a sale of shares of our common stock, not including a redemption that does not qualify as an “exchange” under Section 302(b) of the Code, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized on the sale and the U.S. Holder’s adjusted tax basis in such shares. Any gain or loss recognized on a sale of shares of our common stock by a U.S. Holder will be a capital gain or loss. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the shares for more than one year at the time of disposition. Any long-term capital gain recognized upon a sale of shares of our common stock by a U.S. Holder that is an individual will be subject to United States federal income tax at a maximum rate of 15%. Certain limitations apply to the deductibility of capital losses for United States federal income tax purposes.

          Backup Withholding and Information Reporting

      In general, information reporting requirements will apply to dividends in respect of the shares, or the proceeds received on the sale, exchange, or redemption of shares, paid to U.S. Holders other than certain exempt recipients (such as corporations). Any dividend payment made by us to a U.S. Holder will be subject to backup withholding (at a rate of 28%), unless the U.S. Holder provides to us a certification, under penalties of perjury, of the U.S. Holder’s taxpayer identification number, or the U.S. Holder otherwise establishes an exemption. The requisite certification may be made on an IRS Form W-9. Amounts withheld from a U.S. Holder under the backup withholding rules are generally allowable as a credit against the U.S. federal income tax liability (if any) of the U.S. Holder, and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.

Treatment of Non-U.S. Holders

          Dividends on Shares

      A dividend received by a Non-U.S. Holder, including a payment received in a redemption that does not qualify as an “exchange” under Section 302(b) of the Code, on shares of our common stock will be subject to withholding of United States federal income tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty, unless prior to the dividend payment the Non-U.S. Holder delivers to us a properly executed IRS Form W-8ECI certifying that the Non-U.S. Holder’s dividend income is effectively connected with a United States trade or business conducted by the Non-U.S. Holder. This withholding applies even if the Non-U.S. Holder has furnished the certification required to avoid backup withholding with respect to the dividend. See “—Backup Withholding and Information Reporting” below. In the event that a properly executed IRS Form W-8ECI is furnished, the Non-U.S. Holder’s dividend income will be exempt from withholding. However, any dividend that is effectively connected with a United States trade or business conducted by the Non-U.S. Holder will be subject to U.S. federal income tax at normal graduated rates, and if the Non-U.S. Holder is a corporation, the dividend may also be subject to an additional branch profits tax. In order to claim treaty benefits (such as a reduction in the rate of U.S. withholding tax), the Non-U.S. Holder must deliver to us prior to the dividend payment a properly executed IRS Form W-8BEN or, in the case of persons who may be entitled to claim treaty benefits and who hold interests in a Non-U.S. Holder which is treated as “fiscally transparent” (as defined by Treasury Regulation Section 1.1441-6), a Form W-8IMY along with the documentation required to support such interest holder’s claim for treaty benefits. If the Non-U.S. Holder is an entity that is classified for U.S. federal income tax purposes as a partnership, then unless this partnership has entered into a withholding agreement with the IRS, the partnership will be required, in addition to providing an IRS Form W-8IMY, to attach an appropriate certification by each partner, and to attach a statement allocating the dividend income among the various partners.

      If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, then you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

          Sale of Shares

      Any gain or loss recognized by a Non-U.S. Holder upon a sale of shares (not including a redemption that does not qualify as an “exchange” under Section 302(b) of the Code) will be a capital gain or loss. Any such capital gain will not be subject to United States federal income tax, unless: (i) the gain is effectively connected with a United States trade or business conducted by the Non-U.S. Holder; (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met; or (iii) we are, or have been during certain periods preceding the disposition, a “United States real property holding corporation” and certain other conditions are met. If you are described in clause (i), then you will be subject to tax on the gain derived from the sale under regular graduated United States federal income tax rates. If you are described in clause (ii), then you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though you are not considered a resident of the United States). If you are a Non-U.S. Holder that is a foreign corporation and fall under clause (i), then you will be subject to tax on your gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. We do not believe that AGCO is a “United States real property holding corporation”, and we do not expect AGCO to ever become one.

          Backup Withholding and Information Reporting

      We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to a Non-U.S. Holder and the tax withheld, regardless of whether any U.S. tax was withheld on such dividends. This information may also be made available to the tax authorities in the Non-U.S. Holder’s country of residence. A Non-U.S. Holder will not be subject to backup withholding on dividends on our shares if the owner of the shares certifies under penalties of perjury that it is not a U.S. Person (such certification may be made on an IRS Form W-8BEN), or otherwise establishes an exemption. If a Non-U.S. Holder sells shares through a U.S. office of a U.S. or foreign broker, the payment of the sale proceeds by the broker will be subject to information reporting and backup withholding, unless the owner of the shares provides the certification described above (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or otherwise establishes an exemption. If a Non-U.S. Holder sells shares through a foreign office of a broker, backup withholding is not required. However, information reporting is required if (i) the broker does not have documentary evidence that the holder is not a U.S. Person, and (ii) the broker is a U.S. Person or has certain other connections to the United States.

      Amounts withheld from a Non-U.S. Holder under the backup withholding rules are generally allowable as a credit against the United States federal income tax liability (if any) of the Non-U.S. Holder, and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.

          United States Estate Tax

      Any shares of our common stock that are held by an individual who is not a citizen of the United States and who is not domiciled in the United States at the time of his or her death generally will be treated as United States situs assets for U.S. federal estate tax purposes and will be subject to U.S. federal estate tax, except as may otherwise be provided by an applicable estate tax treaty between the United States and the decedent’s country of residence.

      The foregoing discussion is intended for general information and is not tax advice. Accordingly, each prospective purchaser of shares of our common stock should consult its own tax advisor as to the particular tax consequences to such purchaser of the purchase, ownership and disposition of shares of our common stock, including the applicability and effect of any state, local, or foreign tax laws and any recent or prospective changes in applicable tax laws.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. are acting as the representatives, have severally agreed to purchase, and we have agreed to sell to them severally, the number of shares of our common stock indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated	4,800,000
Goldman, Sachs & Co.	4,800,000
Bear, Stearns & Co. Inc.	896,000
Rabo Securities USA, Inc.	896,000
Tokyo-Mitsubishi International plc	640,000
SunTrust Capital Markets, Inc.	640,000
Natexis Bleichroeder Inc.	128,000

Total	12,800,000

      The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of legal matters by their counsel and to some other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are purchased. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

      The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to securities dealers at a price that represents a concession not in excess of $0.62 a share under the public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the public offering price. After the initial offering of the shares of our common stock, the offering price and other selling terms may from time to time be varied by the representatives.

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 1,920,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus supplement. To the extent the option is exercised, each underwriter will become obligated, subject to limited conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed opposite the underwriter’s name in the preceding table bears to the total number of shares of common stock listed opposite the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $314,272,000, the total underwriting discounts and commissions would be $14,131,200 and the total proceeds to us would be $300,140,800.

      The following table shows the per share and total underwriting discounts to be paid by us to the underwriters. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

Paid by Us

	No Exercise	Full Exercise

Per share	$0.96	$0.96
Total	$12,288,000	$14,131,200

      The expenses of this offering payable by us, not including the underwriting discounts and commissions, are estimated at $500,000.

      We and our directors and executive officers have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. on behalf of the underwriters, we, he or she will not, during the period ending 90 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, our executive officers have agreed that, without the prior consent of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. on behalf of the underwriters, they will not, during the period ending 90 days after the date of this prospectus supplement, make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock.

      The restrictions described in the preceding paragraph do not apply to:

•	the issuance of options under our stock option plans;

•	the issuance of shares in connection with any acquisitions, mergers or strategic investments that we enter into, subject to the requirement that parties receiving shares in such transactions agree to be bound by the same restrictions as those set forth in the previous paragraph for the remainder of the 90-day period; or

•	the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus supplement of which the underwriters have been advised in writing.

      In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position in our common stock for their own account. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, in order to cover any over-allotments or to stabilize the price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing our common stock in the offering if the syndicate repurchases previously distributed common stock to cover syndicate short positions in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of our common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

      In the ordinary course of their business, certain of the underwriters and their respective affiliates have provided, or may in the future provide, investment banking and other financial services to us or our subsidiaries, including underwriting, the provision of financial advice and the extension of credit. These underwriters and their affiliates have received, and may in the future receive, customary fees and commissions for their services.

      We and the underwriters have agreed to indemnify each other against a variety of liabilities, including liabilities under the Securities Act of 1933, as amended.

INDEX TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Unaudited Pro Forma Combined Financial Information	P-2
Unaudited Pro Forma Combined Statement of Operations	P-3
Notes to Unaudited Pro Forma Combined Statement of Operations	P-4
Unaudited Pro Forma Combined Balance Sheet	P-6
Notes to Unaudited Pro Forma Combined Balance Sheet	P-7

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

      The following unaudited pro forma combined financial information is based on our historical financial statements, adjusted to give effect to the following:

•	our acquisition of Valtra;

•	the refinancing of our existing $350.0 million revolving credit facility with a new $300.0 million revolving credit facility and a new $450.0 million term loan facility, which occurred on January 5, 2004;

•	interim bridge financing of approximately $100.0 million, which occurred on January 5, 2004; and

•	the issuance of $201.3 million 1 3/4% convertible senior subordinated notes issued on December 23, 2003.

      The pro forma combined statement of operations data for the year ended December 31, 2003 give effect to the above transactions as if the transactions occurred as of January 1, 2003. The pro forma combined balance sheet data gives effect to the above transactions as if the transactions had occurred on December 31, 2003. The pro forma balance sheet has been presented with separate subtotals to show the effect of the Valtra acquisition and the borrowings under the bridge financing as well as the new revolving credit and term loan facilities. The pro forma combined statement of operations has been presented with separate subtotals to show the effect of the Valtra acquisition and the borrowings under the bridge financing as well as the new revolving credit facility, term loan facility and convertible senior subordinated notes.

      The pro forma adjustments are described in the accompanying notes and are based on available information and assumptions that our management believes are reasonable. The pro forma financial statements do not purport to represent our results of operations or financial position for any future period or as of any date. The pro forma financial statements should be read in conjunction with our historical consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended December 31, 2003, and Valtra’s historical combined financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this document.

      The Valtra acquisition will be accounted for in accordance with Statement of Financial Accounting Standards, or SFAS, No. 141, “Business Combinations,” and accordingly, we will allocate the purchase price to the assets acquired and liabilities assumed based on their respective fair values as of the closing of the acquisition which will be determined based on valuations and other studies that are currently in process. A preliminary allocation of the purchase price has been made to major categories of assets and liabilities in the accompanying pro forma combined financial information based on estimates and preliminary results of valuations and studies performed to date. The actual allocation of the purchase price and the resulting effect on income from operations may differ materially from the pro forma amounts included herein. Except as explained in the notes to the Unaudited Pro Forma Combined Balance Sheet, we have assumed that the current recorded book value of Valtra’s assets and liabilities approximate their fair value. Once we can further analyze Valtra’s detailed asset records, we will make an allocation of the purchase price to these assets based on detailed valuations, which may change the amounts of currently recorded book values of Valtra’s assets and liabilities thereby changing the amount of goodwill reflected in these pro forma financial statements. In addition, we will review the estimated remaining lives of the assets, which may affect the resulting depreciation and amortization relating to these assets, and accordingly, may affect net income and the pro forma results of operations included herein.

      During 2002, Kone Corporation acquired Partek Corporation, which included Valtra. Under Finnish GAAP, Kone was not required to push down goodwill to the Valtra businesses acquired, nor was it required to record the fair values of intangible assets acquired. As part of the conversion to US GAAP, the combined financial statements of the Valtra Group were modified to reflect the new basis for accounting established for the acquired assets and liabilities based upon the fair values at August 1, 2002 in accordance with SFAS No. 141.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

Year ended December 31, 2003

			Pro Forma		Pro Forma
			Acquisition		Financing		Pro Forma
	AGCO	Valtra	Adjustments		Adjustments		Combined

	(in millions, except per share data)
Net sales	$3,495.3	$962.4	$(11.5	) (3)	$—		$4,446.2
Cost of goods sold	2,878.9	789.8	0.1	(1)	—		3,662.3
			(1.2	)(2)
			(11.5	)(3)
			4.3	(5)
			3.4	(7)
			(1.5	)(8)

Gross profit	616.4	172.6	(5.1)		—		783.9
Selling, general and administrative expenses	331.6	101.4	1.2	(2)	—		428.2
			(0.1	)(4)
			(4.3	)(5)
			(1.6	)(8)
Engineering expenses	71.4	19.6	(0.7	)(8)	—		90.3
Restricted stock compensation expense	0.6	—	—		—		0.6
Restructuring and other infrequent expenses	27.6	—	0.1	(4)	—		27.7
Amortization of intangibles	1.7	13.0	(0.1	)(9)	—		14.6

Income from operations	183.5	38.6	0.4		—		222.5
Interest expense, net	60.0	2.6	—		34.8	(11)	97.4
Other expense, net	25.2	1.7	(0.1	)(1)	—		26.8

Income before income taxes and equity in net earnings of affiliates	98.3	34.3	0.5		(34.8)		98.3
Income tax provision (benefit)	41.3	53.1	(38.6	)(6)	(12.2	) (12)	43.8
			0.2	(10)

Income (loss) before equity in net earnings of affiliates	57.0	(18.8)	38.9		(22.6)		54.5
Equity in net earnings of affiliates	17.4	0.1	—		—		17.5

Net income (loss)	$74.4	$(18.7)	$38.9		$(22.6)		$72.0

Net income per common share:
Basic	$0.99						$0.96

Diluted	$0.98						$0.95

Weighted average number of common and common equivalent shares outstanding:
Basic	75.2						75.2

Diluted	75.6						75.6

See Notes to Unaudited Pro Forma Combined Statement of Operations.

NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

(1)	To reclassify Valtra’s exchange gains and losses on purchases and sales from cost of goods sold to other expense, net to conform with our presentation.

(2)	To reclassify Valtra’s bad debt expense from cost of goods sold to selling, general and administrative expenses to conform with our presentation.

(3)	To eliminate sales and purchases between Valtra and AGCO during the year.

(4)	To reclassify restructuring expenses from selling, general and administrative expenses to restructuring and other infrequent expenses to conform with our presentation.

(5)	To reclassify shipping and handling costs from selling, general and administrative expenses to cost of goods sold to conform to our presentation.

(6)	To eliminate the reversal of a deferred tax asset associated with the sale of Valtra’s Brazilian operations internally within Kone Corporation.

(7)	To reflect the non-recurring charge resulting from the write-up of inventories to their estimated fair value. See Note 4 to the Unaudited Pro Forma Combined Balance Sheet.

(8)	To reflect the change in depreciation expense from adjusting certain property, plant and equipment to estimated fair market value.

(9)	To reflect the change in the amortization of certain identifiable intangible assets resulting from the preliminary purchase price allocation of the net assets acquired in the acquisition assuming the following estimated fair values (in millions) and amortization periods (see Note 6 to the Unaudited Pro Forma Combined Balance Sheet):

Technology and know-how	$46.7	3 to 7 years
Tradenames	1.0	10 years
Trademarks	36.9	indefinite
Dealer Network	56.2	10 years
Customer relationships	16.1	10 years

	$156.9

(10)	To reflect an income tax provision for the net pro forma acquisition adjustments.

(11)	To adjust interest expense in connection with the issuance of the 1 3/4% convertible senior subordinated notes, the bridge loan financing, and the new revolving credit and term loan facilities as follows (in millions):

Elimination of historical interest expense on the revolving credit facility at a weighted average borrowing rate of 4.4%	$(11.1)
Elimination of amortization of revolving credit facility deferred financing costs	(1.7)
Elimination of amortization of bridge loan deferred commitment fee financing costs	(2.0)
Interest resulting from new revolving credit facility at a weighted average borrowing rate of 3.5%	11.6
Interest resulting from new term loan facility at a weighted average borrowing rate of 3.8%	17.2
Interest resulting from 1 3/4% convertible senior subordinated notes	3.5
Interest resulting from bridge loan facility at a weighted average borrowing rate of 8.375%	8.4
Amortization of the estimated deferred financing costs associated with the term loan facility and the 1 3/4% convertible senior subordinated notes	2.6
Amortization of the estimated deferred financing costs associated with the bridge loan financing	4.1
Amortization of the estimated deferred financing costs associated with the new revolving credit facility. The pro forma adjustment excludes the write-off of unamortized debt issuance costs related to the existing revolving credit facility of approximately $0.5 million as of December 31, 2003, which was recorded upon the closing of the new revolving credit facility	2.2

$34.8

(12)	To reflect an income tax provision for the net pro forma adjustments related to the issuance of the 1 3/4% convertible senior subordinated notes, the bridge loan financing, and the new revolving credit and term loan facilities.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

As of December 31, 2003

			Pro Forma		Pro Forma
			Acquisition		Financing		Pro Forma
	AGCO	Valtra(1)	Adjustments		Adjustments		Combined

	(in millions)
ASSETS
Current Assets:
Cash and cash equivalents	$147.0	$159.2	$(159.2	) (3)	$—		$—
			(147.0	) (9)
Accounts and notes receivable, net	553.6	295.9	(3.2	)(2)	—		706.9
			(139.4	) (3)
Inventories, net	803.6	149.1	3.7	(4)	—		956.4
Other current assets	180.3	13.1	—		—		193.4

Total current assets	1,684.5	617.3	(445.1)		—		1,856.7
Property, plant and equipment, net	434.2	178.6	(7.3	)(5)	—		605.5
Investment in affiliates	91.6	2.0	—		—		93.6
Deferred tax assets	147.5	—	—		—		147.5
Other assets	63.8	0.4	—		14.8	(11)	79.0
Intangible assets, net	417.8	200.9	296.7	(6)(9)	—		915.4

Total assets	$2,839.4	$999.2	$(155.7)		$14.8		$3,697.7

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$393.2	$74.8	$(3.2	) (2)	$—		$464.8
Accrued expenses	490.2	101.4	—		—		591.6
Other current liabilities	45.7	298.0	(280.1	) (3)(7)	—		79.3
			15.7	(9)

Total current liabilities	929.1	474.2	(267.6)		—		1,135.7
Long-term debt	711.1	0.9	617.0	(10)	15.3	(11)	1,344.3
Pensions and postretirement health care benefits	197.5	19.0	—		—		216.5
Other noncurrent liabilities	95.6	—	—		—		95.6

Total liabilities	1,933.3	494.1	349.4		15.3		2,792.1
Stockholders’ Equity:
Common stock	0.8	54.9	(54.9	) (8)	—		0.8
Additional paid-in capital	590.3	34.0	(34.0	) (8)	—		590.3
Retained earnings	635.0	530.3	(530.3	) (8)	(0.5	) (12)	634.5
Unearned compensation	(0.5)	—	—		—		(0.5)
Accumulated other comprehensive loss	(319.5)	(114.1)	114.1	(8)	—		(319.5)

Total stockholders’ equity	906.1	505.1	(505.1)		(0.5)		905.6

Total liabilities and stockholders’ equity	$2,839.4	$999.2	$(155.7)		$14.8		$3,697.7

See Notes to Unaudited Pro Forma Combined Balance Sheet.

NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET

(1)	Represents the combined balance sheet of Valtra as of December 31, 2003. Certain accounts have been reclassified to conform to our presentation.

(2)	To eliminate receivables and payables outstanding as of December 31, 2003 related to sales and purchases made between AGCO and Valtra.

(3)	To eliminate cash and cash equivalents as well as certain interest bearing assets and liabilities that will not be acquired or assumed by AGCO per the terms of the purchase agreement with Kone Corporation.

(4)	To adjust Valtra inventories to their estimated fair value.

(5)	To adjust certain property, plant and equipment to estimated fair values based on preliminary valuations and studies performed to date.

(6)	To adjust certain identifiable intangible assets to preliminary estimated values based upon independent appraisal valuations performed to date.

(7)	To eliminate deferred tax liabilities that will not be transferred to AGCO.

(8)	To reflect the elimination of Valtra’s historical stockholders’ equity.

(9)	To reflect goodwill from the preliminary purchase price allocation of the net assets acquired related to the acquisition as follows (in millions):

Purchase price (Euro 600.6 million at Euro 1.2595/ US$1.0 as of December 31, 2003) *	$756.4
Estimated transaction fees and expenses	8.5

Total purchase price	764.9
Actual book value of Valtra net assets as of December 31, 2003	(505.1)
Increase in inventories to estimated fair value	(3.7)
Decrease in property, plant and equipment to estimated fair value	7.3
Increase in identifiable intangible assets to estimated fair value	(6.3)
Net assets not assumed	17.6
Tax impact on certain acquired intangibles	15.7

Estimated fair value of net assets acquired	(474.5)

Estimated goodwill	$290.4

(*)	As of January 5, 2004 the exchange rate was Euro 1.2585/ US$1.0 resulting in a purchase price of approximately $755.9 million. The purchase price was Euro 622.0 million on January 5, 2004, which included Euro 21.4 million of cash acquired. The unaudited pro forma balance sheet reflects the net purchase price of Euro 600.6 million, and therefore does not reflect cash acquired. The unaudited pro forma balance sheet also reflects the use of cash on hand of $147.0 million to finance the purchase of Valtra in addition to the issuance of debt (see Note 10).

(10)	To reflect the net change in long-term debt associated with the following (in millions):

Borrowing under bridge loan financing	$100.0
Borrowing under new revolving credit facility and term loan facility	533.2
Valtra long-term liabilities not assumed	(0.9)
Deferred fees in connection with the acquisition financing	(15.3)

$617.0

(11)	To reflect the following (in millions):

Deferred debt issuance fees and expenses in connection with bridge loan financing	$1.6
Deferred debt issuance fees and expenses in connection with the new revolving credit facility and term loan facility	13.7

Deferred fees associated with the acquisition financing	15.3
Write-off of unamortized debt issuance costs associated with the existing revolving credit facility	(0.5)

$14.8

(12)	To reduce retained earnings for the after-tax effect of a $0.5 million writedown of unamortized debt issuance costs associated with the refinancing of the existing revolving credit facility.

PROSPECTUS

$700,000,000

AGCO Corporation

Common Stock

Debt Securities

        We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable supplement carefully before you invest. This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

      Our business involves significant risks and uncertainties. These risks are described under the caption “Risk Factors” beginning on page 7.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is January 14, 2004.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $700,000,000, or the equivalent of this amount in foreign currencies, currency units or composite currencies.

      This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and the prospectus supplement, including the additional information incorporated by reference and described below under the heading “Where You Can Find More Information,” carefully before you invest.

      You should rely only on the information provided in this prospectus and in any prospectus supplement, including the information we incorporate by reference. Neither we nor any underwriters or agents have authorized anyone to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not offering the securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or in any prospectus supplement, including any document incorporated by reference, is accurate at any date other than the date indicated on the cover page of the documents.

      Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “AGCO,” “we,” “us,” “our” or similar references mean AGCO Corporation and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

      We file reports, proxy statements and other information with the SEC. You may obtain copies of this information by mail from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site at www.sec.gov that contains reports, proxy statements and other information regarding registrants like us that file electronically. Reports, proxy statements and other information concerning us also may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. We also maintain an internet site at www.agcocorp.com that contains information concerning us and our affiliates. The information at our internet site is not incorporated by reference in this prospectus, and you should not consider it to be a part of this prospectus.

Incorporation by Reference

      The rules of the SEC allow us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede that information. We incorporate by reference the following documents that we have filed with the SEC (SEC File No. 1-12930):

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003;

•	Our proxy statement relating to our Annual Meeting of Stockholders held on April 24, 2003 (other than the material contained under the headings “Audit Committee Report,” “Compensation Committee Report on Executive Compensation” and “Performance Graph”);

•	Our Current Reports on Form 8-K dated September 10, 2003, December 15, 2003, January 7, 2004 and January 8, 2004; and

•	The description of our common stock contained in our Registration Statement on Form 8-A dated March 17, 1992, as amended by Amendment No. 1 on Form 8-A/A dated August 19, 1999.

      We are also incorporating by reference the documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of the offering of securities contemplated hereby. In no event, however, will any of the information that we disclose under Item 9 or Item 12 of any Current Report on Form 8-K that we may from time to time file with the SEC be incorporated by reference into, or otherwise part of, this prospectus.

      We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, a copy of any and all of these filings. You may request a copy of these filings by writing or telephoning us at:

Investor Relations

AGCO Corporation
4205 River Green Parkway
Duluth, Georgia 30096
(770) 813-9200

SUMMARY

      This prospectus is part of a registration statement that we filed with the SEC using the “shelf” registration process. Under this process, we may offer, from time to time, shares of common stock and debt securities, in one or more offerings up to a total of $700,000,000 or the equivalent of this amount in foreign currencies, currency units or composite currencies. You should read the summary together with the more detailed information contained in the rest of this prospectus and in the applicable prospectus supplement. The prospectus supplement relating to particular securities will describe their terms.

Common Stock

      We may offer shares of our common stock. Holders of common stock are entitled to receive dividends, if and when declared by our board of directors. Each holder of common stock is entitled to one vote per share. The holders of common stock have no preemptive rights or cumulative voting rights.

Debt Securities

      We may offer debt securities, which may or may not be guaranteed, in the form of subordinated debt. Each issuance of debt securities may have different terms, including interest rates, maturity dates, voluntary and mandatory redemption provisions, covenants and security features. Subordinated debt securities will not be entitled to interest or principal payments unless and until interest and principal are paid upon the senior debt securities. Any debt securities will be issued under one or more indentures between AGCO and SunTrust Bank, Atlanta, as trustee.

Our Company

      We are the third largest manufacturer and distributor of agricultural equipment and related replacement parts in the world based on annual net sales. We sell a full range of agricultural equipment, including tractors, combines, self-propelled sprayers, hay tools, forage equipment and implements. Our products are widely recognized in the agricultural equipment industry and are marketed under a number of brand names including AGCO®, AgcoAllis®, AgcoStar®, Ag-Chem®, Challenger®, Farmhand®, Fendt®, Fieldstar®, Gleaner®, Glencoe®, Hesston®, Lor*Al®, Massey Ferguson®, New Idea®, RoGator®, SoilteqTM, Spra-Coupe®, Sunflower®, Terra-Gator®, Tye®, White® and Willmar®. We distribute most of our products through a combination of approximately 8,600 independent dealers and distributors, associates and licensees in more than 140 countries. In addition, we provide retail financing in North America, the United Kingdom, France, Germany, Spain, Ireland and Brazil through our finance joint ventures with Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., which we refer to as “Rabobank.”

      Since our formation in June 1990, we have grown substantially through a series of over 20 acquisitions. On January 5, 2004, we acquired the Valtra tractor and diesel engine operations of Kone Corporation, a Finnish company, for € 600.0 million net of approximately € 22.0 million cash acquired and subject to customary closing adjustments. Valtra is a global tractor and off-road engine manufacturer with market leadership positions in the Nordic region of Europe and Latin America. Valtra is known for its strong engineering and technical skills in tractor and diesel engine manufacturing, which allow it to produce high-quality products in an efficient and expedited manner. In addition, Valtra has a unique and highly effective direct sales network in certain markets which, together with Valtra’s “made to order” manufacturing process, has allowed it to achieve significant market share in its core markets.

      We completed the initial funding of the € 600.0 million cash purchase price (net of € 22.0 million cash acquired) of Valtra using $100.0 million borrowed under an interim bridge facility provided by Rabobank and Morgan Stanley Senior Funding, Inc., € 100.0 million borrowed under a new revolving credit facility, $300.0 million under a new United States dollar denominated term loan facility and € 120.0 million borrowed under a new Eurodollar denominated term loan facility. We paid the balance of the purchase price with available cash on hand, a portion of which was raised from the issuance of $201.3 million principal amount of 1 3/4% convertible senior subordinated notes due 2033.

      The address of our principal executive offices is 4205 River Green Parkway, Duluth, Georgia 30096, and our telephone number is (770) 813-9200. Our internet site is www.agcocorp.com. Information contained on our internet site is not incorporated by reference into this prospectus. You should not consider information contained on our internet site to be a part of this prospectus.

Ratio of Earnings to Fixed Charges

      Our consolidated ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. The following table shows our consolidated ratio of earnings to fixed charges for each of the five fiscal years ended December 31, 2002 and the nine months ended September 30, 2003:

		Year Ended December 31,
	Nine Months Ended
	September 30, 2003	2002	2001	2000	1999	1998

Ratios of earnings to fixed charges (a)	2.0	1.5	1.4	—	—	1.9

(a)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and distributed earnings of less-than-50%-owned affiliates, plus fixed charges. Fixed charges consist of interest costs (whether expensed or capitalized), amortization of debt issuance costs and an estimate of the interest cost in rental expense. The deficiency of the earnings to fixed charges in 2000 was $4.2 million and in 1999 was $19.2 million.

RISK FACTORS

      Investing in our securities involves risks. In deciding whether to invest in our securities, you should carefully consider the following risk factors, in addition to the other information contained or incorporated by reference in this prospectus. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the value of our securities could decline and you may lose all or part of your investment.

      In addition, the prospectus supplement applicable to each type or series of securities we offer will contain a discussion of risks applicable to the particular type of securities that we are offering under that prospectus supplement. Prior to making a decision about investing in our securities, you should carefully consider the risk factors in this prospectus in addition to the specific risk factors discussed under the caption “Risk Factors” in the applicable prospectus supplement, together with all other information contained in the prospectus supplement or appearing in, or incorporated by reference in, this prospectus.

Risks Relating to Our Business

Our financial results depend heavily upon the agricultural industry, and factors that adversely affect the agricultural industry generally will adversely affect our results of operations and financial condition.

      Our success depends heavily on the vitality of the agricultural industry. Historically, the agricultural industry, including the agricultural equipment business, has been cyclical and subject to a variety of economic factors, governmental regulations and legislation, and weather conditions. Sales of agricultural equipment generally are related to the health of the agricultural industry, which is affected by farm income and debt levels, farm land values, and farm cash receipts, all of which reflect levels of commodity prices, acreage planted, crop yields, demand, government policies and government subsidies. Sales also are influenced by economic conditions, interest rate and exchange rate levels, and the availability of retail financing. Trends in the industry, such as farm consolidations, may affect the agricultural equipment market. In addition, weather conditions, such as heat waves or droughts, and pervasive livestock diseases can affect farmers’ buying decisions. Downturns in the agricultural industry due to these and other factors are likely to result in decreases in demand for agricultural equipment, which could adversely affect our sales, growth, results of operations and financial condition. During previous downturns in the farm sector, we experienced significant and prolonged declines in sales and profitability, and we expect our business to remain subject to similar market fluctuations in the future.

Our success depends on the introduction of new products, which will require substantial expenditures.

      Our long-term results depend upon our ability to introduce and market new products successfully. The success of our new products will depend on a number of factors, including:

•	customer acceptance;

•	the efficiency of our suppliers in providing component parts;

•	the economy;

•	competition; and

•	the strength of our dealer networks.

      As both we and our competitors continuously introduce new products or refine versions of existing products, we cannot predict the level of market acceptance or the amount of market share our new products will achieve. Any manufacturing delays or problems with our new product launches could adversely affect our operating results. We have experienced delays in the introduction of new products in the past, and we cannot assure you that we will not experience delays in the future. In addition, introducing new products could result in a decrease in revenues from our existing products. Consistent with our strategy of offering new products and product refinements, we expect to continue to use a substantial amount of capital for further product development and refinement. We may need more capital for product development and refinement than is available to us, which could adversely affect our business, financial condition or results of operations.

Rationalization of manufacturing facilities may cause production capacity constraints and inventory fluctuations, which could adversely affect our results of operations and financial condition.

      The rationalization of our manufacturing facilities has at times resulted in, and similar rationalizations in the future may result in, temporary constraints upon our ability to produce product quantities necessary to fill orders and thereby complete sales in a timely manner. A prolonged delay in our ability to fill orders on a timely basis could affect customer demand for our products and increase the size of our product inventories, causing future reductions in our manufacturing schedules and adversely affecting our results of operations. For example, we recently transferred a portion of our production from our Coventry, England facility to our Beauvais, France facility. After this transfer, several suppliers to the Beauvais facility were unable to supply necessary components and parts in a timely manner. As a result, we were not able to meet our manufacturing and sales objectives for products produced at that facility and recently temporarily reduced our manufacturing targets to address these issues. Moreover, our continuous development and production of new products will often involve the retooling of existing manufacturing facilities. This retooling may limit our production capacity at certain times in the future, which could adversely affect our results of operations and financial condition.

We depend on suppliers for components and parts for our products, and any failure by our suppliers to provide products as needed or by us to promptly address supplier issues will adversely impact our ability to timely and efficiently manufacture and sell products.

      Our products include components and parts manufactured by others. As a result, our ability to timely and efficiently manufacture existing products, to introduce new products and to shift manufacturing of products from one facility to another depends on the quality of these components and parts and the timeliness of their delivery to our facilities. At any particular time, we depend on many different suppliers and the failure by one or more of our suppliers to perform as needed will result in fewer products being manufactured, shipped and sold. If the quality of the components or parts provided by our suppliers is less than required and we do not recognize that failure prior to the shipment of our products, we will incur higher warranty costs. The timely supply of component parts for our products also depends on our ability to manage our relationships with suppliers, to identify and replace suppliers that have failed to meet our schedules or quality standards, and to monitor the flow of components and accurately project our needs.

We have significant international operations and, as a result, we are exposed to risks related to foreign laws, taxes, economic conditions, labor supply and relations, political conditions and governmental policies. These risks may delay or reduce our realization of value from our international operations.

      For the nine months ended September 30, 2003, we derived approximately $1.6 billion or 66.0% of our revenues from sales outside North America. The primary foreign countries in which we do business are Germany, France, Brazil, the United Kingdom and Finland. In addition, we have significant manufacturing operations in France, Germany, Brazil, Denmark and Finland. Our results of operations and financial condition may be adversely affected by the laws, taxes, economic conditions, labor supply and relations, political conditions and governmental policies of the foreign countries in which we conduct business. Some of our international operations also are subject to various risks that are not present in domestic operations, including restrictions on dividends and the repatriation of funds. Foreign developing markets may present special risks, such as unavailability of financing, inflation, slow economic growth and price controls.

      Domestic and foreign political developments and government regulations and policies directly affect the international agricultural industry, which affects the demand for agricultural equipment. If demand for agricultural equipment declines, our sales, growth, results of operations and financial condition may be adversely affected. The application, modification or adoption of laws, regulations, trade agreements or policies adversely affecting the agricultural industry, including the imposition of import and export duties and quotas, expropriation and potentially burdensome taxation, could have an adverse effect on our business. The ability of our international customers to operate their businesses and the health of the agricultural industry in general are affected by domestic and foreign government programs that provide economic support to farmers. As a result, farm income levels and the ability of farmers to obtain advantageous financing and other protections would be reduced to the extent that any such programs are curtailed or eliminated. Any such reductions would likely result in a decrease in demand for agricultural equipment. For example, a decrease or elimination of current price protections for commodities or of subsidy payments for farmers in the European Union, the United States, Brazil or elsewhere in South America could negatively impact the operations of farmers in those regions, and, as a result, our sales may decline if these farmers delay, reduce or cancel purchases of our products.

We are subject to currency exchange rate fluctuations and interest rate changes, which could adversely affect our financial performance.

      We conduct operations in many areas of the world involving transactions denominated in a variety of currencies. Our production costs, profit margins and competitive position are affected by the strength of the currencies in countries where we manufacture or purchase goods relative to the strength of the currencies in countries where our products are sold. In addition, we are subject to currency exchange rate risk to the extent that our costs are denominated in currencies other than those in which we earn revenues and to risks associated with translating the financial statements of our foreign subsidiaries from local currencies into United States dollars. Similarly, changes in interest rates affect our results of operations by increasing or decreasing borrowing costs and finance income. Our most significant transactional foreign currency exposures are the Euro, Brazilian real and the Canadian dollar in relation to the United States dollar. Where naturally offsetting currency positions do not occur, we attempt to manage these risks by hedging some, but not all, of our exposures through the use of foreign currency forward exchange contracts. As with all hedging instruments, there are risks associated with the use of foreign currency forward exchange contracts, interest rate swap agreements and other risk management contracts. While the use of such hedging instruments provides us with protection from certain fluctuations in currency exchange and interest rates, we potentially forego the benefits that might result from favorable fluctuations in currency exchange and interest rates. In addition, any default by the counterparties to these transactions could adversely affect us. Despite our use of financial hedging transactions, we cannot assure you that currency exchange rate or interest rate fluctuations will not adversely affect our results of operations, cash flow, financial condition or the price of our common stock.

We are subject to extensive environmental laws and regulations, and our costs related to compliance with, or our failure to comply with, existing or future laws and regulations could adversely affect our business and results of operations.

      We are subject to increasingly stringent environmental laws and regulations in the countries in which we operate. These regulations govern, among other things, emissions into the air, discharges into water, the use, handling and disposal of hazardous substances, waste disposal and the remediation of soil and groundwater contamination. Our costs of complying with these or any other current or future environmental regulations may be significant. For example, the European Union and the United States have adopted more stringent environmental regulations regarding emissions into the air. As a result, we will likely incur increased capital expenses to modify our products to comply with these regulations. Further, we may experience production delays if we or our suppliers are unable to design and manufacture components for our products that comply with environmental standards established by regulators. For example, our engine suppliers are subject to air quality standards, and production at our facilities could be impaired if these suppliers are unable to timely respond to any changes in environmental laws and regulations affecting engine emissions. Compliance with environmental and safety regulations has added and will continue to add to the cost of our products and increase the capital-intensive nature of our business. We cannot assure you that we will not be adversely impacted by costs, liabilities or claims with respect to our operations under existing laws or those that may be adopted in the future. If we fail to comply with existing or future laws and regulations, we may be subject to governmental or judicial fines or sanctions and our business and results of operations could be adversely affected.

Our labor force is heavily unionized, and our contractual and legal obligations under collective bargaining agreements and labor laws may subject us to greater risks of work interruption or stoppage and could cause our costs to be higher.

      Most of our employees, principally at our manufacturing facilities, are represented by collective bargaining agreements with contracts that expire on varying dates. Several of our collective bargaining agreements are of limited duration and, therefore, must be re-negotiated frequently. As a result, we could incur significant administrative expenses associated with union representation of our employees. Furthermore, we are at greater risk of work interruptions or stoppages than non-unionized companies, and any work interruption or stoppage could significantly impact the volume of goods we have available for sale. In addition, collective bargaining agreements and labor laws may impair our ability to reduce our labor costs by streamlining existing manufacturing facilities and in restructuring our business because of limitations on personnel and salary changes and similar restrictions.

We have significant pension obligations with respect to our employees.

      A portion of our active and retired employees participate in defined benefit pension plans under which we are obligated to provide prescribed levels of benefits regardless of the value of the underlying assets, if any, of the applicable pension plan. If our obligations under a plan are unfunded or underfunded, we will have to use cash flow from operations and other sources to pay our obligations either as they become due or over some shorter funding period. As of December 31, 2002, we had approximately $162 million in unfunded or underfunded obligations related to our pension and other post-retirement health care benefits.

The agricultural equipment industry is highly seasonal, and seasonal fluctuations may adversely affect our quarterly results of operations, cash flows and financial condition.

      The agricultural equipment business is highly seasonal, which causes our quarterly results to fluctuate during the year. December is typically our largest month for retail sales because our customers purchase a higher volume of our products at year end with funds from their completed harvests and when dealer incentives are greatest. In addition, farmers purchase agricultural equipment in the Spring and Fall in conjunction with the major planting and harvesting seasons. Our net sales and income from operations have historically been the lowest in the first quarter and have increased in subsequent quarters as dealers increase inventory in anticipation of increased retail sales in the third and fourth quarters.

We face intense competition and, if we are unable to compete successfully against other agricultural equipment manufacturers, we could lose customers and our revenues and profitability may decline.

      The agricultural equipment business is highly competitive, particularly in North America, Europe and Latin America. We compete with several large national and international companies that, like us, offer a full line of agricultural equipment. We also compete with numerous short-line and specialty manufacturers and suppliers of farm equipment products. Our two key competitors, Deere & Co. and CNH Global, are substantially larger than we are and have greater financial and other resources. In addition, in some markets, we compete with smaller regional competitors with significant market share in a single country or group of countries. We cannot assure you that these competitors will not substantially increase the resources devoted to the development and marketing, including discounting, of products that compete with our products. If we are unable to compete successfully against other agricultural equipment manufacturers, we could lose customers and our revenues and profitability may decline. There also can be no assurances that consumers will continue to regard our agricultural equipment favorably, and we may be unable to develop new products that appeal to consumers or unable to continue to compete successfully in the agricultural equipment business. In addition, competitive pressures in the agricultural equipment business may affect the market prices of new and used equipment, which, in turn, may adversely affect our sales margins and results of operations.

Risks Relating to the Valtra Acquisition

We can provide no assurances that our acquisition of Valtra will be approved by the Brazilian competition authority.

      We have applied to the Brazilian competition authority for its approval of our purchase of Valtra. At this time, we cannot predict with certainty when or whether the Brazilian competition authority will grant its approval. Under Brazilian law, we were permitted to complete the purchase of Valtra without having received such approval; however, the Brazilian competition authority may, in the absence of granting such approval, impose conditions on how we operate both Valtra’s Brazilian business and our existing Brazilian business. The timing and the conditions of such approval may delay or prevent us from fully executing our business plan for operating the Valtra business and our existing business or may force us to sell a portion of the Valtra business or our existing business, which could adversely affect our financial condition and results of operations.

We may encounter difficulties in integrating Valtra into our business and may not fully achieve, or achieve within a reasonable time frame, expected strategic objectives, cost savings and other expected benefits of the acquisition.

      We expect to realize strategic and other benefits as a result of our acquisition of Valtra, including, among other things, access to Valtra’s customers in the Nordic and Latin American regions, its research and development capabilities and its engine technology, which can be used with several of our tractor platforms. However, it is impossible to predict with certainty whether, or to what extent, these benefits will be realized or whether we will be able to integrate Valtra in a timely and effective manner. In addition:

•	the costs of integrating Valtra and its operations may be higher than we expect and may require significant attention from our management; and

•	our ability to successfully carry out our growth strategy for Valtra will be affected by, among other things, our ability to maintain and enhance our relationships with existing Valtra customers, changes in the spending patterns and preferences of such customers, and fluctuating economic and competitive conditions.

      Our ability to address these issues will determine the extent to which we are able to successfully integrate, develop and grow the Valtra business and to realize the expected benefits of the transaction. Our failure to do so could have a material adverse effect on our revenues, operating results and financial condition following the transaction and could cause the value of our common stock to decline.

Valtra operates certain business segments that are significantly different from ours, and we face new risks associated with conducting the Valtra business.

      Valtra manufactures and sells diesel engines and is subject to regulations and demands that are different from our core business. We do not have experience in operating an engine manufacturing business and may be unable to achieve the same growth, sales levels and profitability as Valtra has in the past. We also are unfamiliar with the risks that are peculiar to the engine manufacturing industry. For example, engine manufacturers are subject to environmental standards that are adjusted by regulators from time to time to minimize harmful emissions into the air. If we are unable to design and manufacture engines that comply with these changing regulations, Valtra’s introduction of competitive products to the marketplace may be delayed indefinitely. Further, since Valtra supplies us with engines for our products, production at our facilities could be impaired if Valtra is unable to timely respond to regulatory changes. We cannot predict with certainty our ability to effectively operate the Valtra business, and, consequently, our results of operations and financial condition could be negatively impacted following the acquisition.

Risks Relating to Our Indebtedness

We have a substantial amount of indebtedness, which may adversely affect our ability to operate and expand our business.

      We have a significant amount of indebtedness. As of September 30, 2003, we had total long-term indebtedness of approximately $786.9 million, stockholders’ equity of approximately $846.6 million and a ratio of long-term indebtedness to equity of .93 to 1.0. We also had short-term obligations of $27.6 million, capital lease obligations of $2.2 million, unconditional purchase or other long-term obligations of $20.9 million, and amounts owed under an accounts receivable securitization facility of $407.3 million. In addition, we had guaranteed indebtedness owed to third parties of approximately $46.3 million, primarily related to dealer and end-user financing of equipment.

      Our substantial indebtedness could have important adverse consequences. For example, it could:

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, which would reduce the availability of our cash flow to fund future working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restrict us from introducing new products or pursuing business opportunities;

•	place us at a competitive disadvantage compared to our competitors that have relatively less indebtedness;

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds or pay cash dividends; and

•	if our senior unsecured debt rating is downgraded three levels by Standard & Poor’s or two levels by Moody’s, the agent under our accounts receivable securitization facilities has the right to terminate the facilities, which would prevent us from selling additional receivables to our commercial paper conduit.

Covenants in our debt instruments restrict or prohibit us from engaging in or entering into a variety of transactions, which could adversely affect us.

      The indentures governing our outstanding indebtedness contain various covenants that limit, among other things, our ability to:

•	incur additional indebtedness;

•	pay dividends or make distributions or certain other restricted payments;

•	make certain investments;

•	receive dividends or other payments from restricted subsidiaries;

•	issue or sell capital stock of restricted subsidiaries;

•	guarantee indebtedness;

•	enter into transactions with stockholders or affiliates;

•	create liens;

•	sell assets;

•	engage in sale-leaseback transactions; and

•	enter into certain mergers and consolidations.

      Failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations.

A breach of a covenant in our debt instruments could cause acceleration of a significant portion of our outstanding indebtedness.

      A breach of a covenant or other provision in any debt instrument governing our current or future indebtedness could result in a default under such instruments. Our ability to comply with these covenants and other provisions may be affected by events beyond our control, and we cannot assure you that we will be able to comply with these covenants and other provisions. Upon the occurrence of an event of default under any debt instrument, the lenders could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders could proceed against collateral granted to them, if any, to secure the indebtedness. If our current or future lenders accelerate the payment of the indebtedness owed to them, we cannot assure you that our assets would be sufficient to repay in full our outstanding indebtedness.

Our subsidiaries hold a majority of our assets and conduct a majority of our operations, and they will not be obligated to make payments on our indebtedness.

      We conduct a majority of our business through our subsidiaries. These subsidiaries directly and indirectly own a majority of the assets of our business and conduct operations themselves and through other subsidiaries. Therefore, we depend on distributions and advances from our subsidiaries and the repayment by our subsidiaries of intercompany loans and advances to meet our debt service and other obligations. Contractual provisions, laws or regulations to which we or any of our subsidiaries are or may become subject, as well as any subsidiary’s financial condition and operating requirements, may limit our ability to obtain cash required to service our indebtedness.

We may not have sufficient cash flow to make payments on our indebtedness.

      Our ability to pay principal and interest on our indebtedness and to fund our planned capital expenditures depends on our future operating performance. Our future operating performance is subject to a number of risks and uncertainties that are often beyond our control, including general economic conditions and financial, competitive, regulatory and environmental factors. For a discussion of some of these risks and uncertainties, see “— Risks Relating to Our Business.” Consequently, we cannot assure you that we will have sufficient cash flow to meet our liquidity needs, including making payments on our indebtedness.

      If our cash flow and capital resources are insufficient to allow us to make scheduled payments on our debt, we may have to sell assets, seek additional capital or restructure or refinance our debt. We cannot assure you that the terms of our debt will allow for these alternative measures or that such measures would satisfy our scheduled debt service obligations.

      If we cannot make scheduled payments on our debt:

•	the holders of our debt could declare all outstanding principal and interest to be due and payable;

•	the holders of our secured debt could commence foreclosure proceedings against our assets;

•	we could be forced into bankruptcy or liquidation; and

•	you could lose all or part of your investment in our common stock.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

      Certain statements included or incorporated by reference in this prospectus reflect assumptions, expectations, projections, intentions or beliefs about future events. These statements, which may relate to such matters as our expectations with respect to the Valtra acquisition, industry conditions, net sales and income, restructuring and other infrequent expenses, impairment charges, future capital expenditures, fulfillment of working capital needs, the impact of war and political unrest and future acquisition plans, are “forward-looking statements” within the meaning of the federal securities laws. These statements do not relate strictly to historical or current facts, and you can identify certain of these statements, but not necessarily all, by the use of the words “anticipate,” “assumed,” “indicate,” “estimate,” “believe,” “predict,” “forecast,” “rely,” “expect,” “continue,” “grow” and other words of similar meaning. Although we believe that the expectations and assumptions reflected in these statements are reasonable in view of the information currently available to us, there can be no assurance that these expectations will prove to be correct. These forward-looking statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in or implied by the forward-looking statements. In addition to the specific factors discussed in the “Risk Factors” section in this prospectus, in our reports that are incorporated by reference and in any applicable prospectus supplement, the following are among the important factors that could cause actual results to differ materially from the forward-looking statements:

•	general economic and capital market conditions;

•	the worldwide demand for agricultural products;

•	grain stock levels and the levels of new and used field inventories;

•	government policies and subsidies;

•	weather conditions;

•	interest and foreign currency exchange rates;

•	pricing and product actions taken by competitors;

•	commodity prices, acreage planted and crop yields;

•	farm income, land values, debt levels and access to credit;

•	pervasive livestock diseases;

•	production disruptions;

•	supply and capacity constraints;

•	our cost reduction and control initiatives;

•	our research and development efforts;

•	dealer and distributor actions;

•	technological difficulties; and

•	political and economic uncertainty in various areas of the world.

      Any forward-looking statement should be considered in light of such important factors.

      New factors that could cause actual results to differ materially from those described above emerge from time to time, and it is not possible for us to predict all of such factors or the extent to which any such factor or combination of factors may cause actual results to differ from those contained in any forward-looking statement. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update the information contained in such statement to reflect subsequent developments or information except as required by law.

USE OF PROCEEDS

      Unless otherwise specified in an applicable prospectus supplement, we will use the proceeds we receive from the sale of the offered securities for general corporate purposes including, but not limited to, funding operations and capital expenditures, repaying or refinancing of existing indebtedness and financing acquisitions. Net proceeds may be temporarily invested prior to use. The precise amounts and timing of the application of proceeds will depend upon our funding requirements at the time of issuance and the availability of other funds.

DIVIDEND POLICY

      We cannot provide you with any assurance that we will pay dividends in the foreseeable future. In the first quarter of 2001 we paid a dividend of $.01 per share on our common stock, but we have not subsequently paid a cash dividend. The indenture governing our senior subordinated notes and the indenture governing our senior notes contain restrictions on our ability to pay dividends.

THE SECURITIES WE MAY OFFER

      This prospectus is part of a shelf registration statement. Under this shelf registration statement, we may offer from time to time up to $700,000,000, or the equivalent of this amount in foreign currencies, currency units or composite currencies, of any of the following securities:

•	Common stock; and

•	Debt securities.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 150,000,000 shares of common stock, having a par value of $.01 per share, and 1,000,000 shares of preferred stock, having a par value of $.01 per share. The preferred stock may be issued in separate series as authorized by our board of directors. As of January 6, 2004, there were 75,409,655 shares of common stock outstanding. All outstanding shares of common stock are fully paid and nonassessable.

Common Stock

      We may, at our option, elect to offer common stock. The following description of our common stock is only a summary and is subject to the terms of provisions of our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws. We encourage you to read our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, which have been filed with the SEC and are incorporated by reference into this prospectus.

      Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Cumulative voting is not permitted. Holders of a majority of the shares of common stock are entitled to vote in any election of directors and may elect all of the directors standing for election. Subject to any preferential dividend rights of outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of AGCO, the holders of common stock are entitled to receive ratably the net assets of AGCO available for distribution after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we have or may designate and issue in the future.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is SunTrust Bank.

Listing

      Our common stock is listed for trading on the New York Stock Exchange under the symbol “AG.”

Rights Plan

      We adopted a stockholder rights plan on April 27, 1994. Our board of directors implemented the plan by declaring a dividend of one preferred share purchase right for each share of common stock outstanding. The rights plan provides that each share of common stock outstanding will have attached to it the right to purchase a one-hundredth of a share of Junior Cumulative Preferred Stock, or junior preferred stock. The purchase price per a one-hundredth of a share of junior preferred stock is $200.00, subject to adjustment. Our stockholder rights plan was approved by our stockholders in 1994.

      The rights will be exercisable only if a person or group (“acquirer”) acquires 20% or more of our common stock or announces a tender offer or exchange offer that would result in the acquisition of 20% or more of our common stock or, in some circumstances, if additional conditions are met. Once they are exercisable, the plan allows stockholders, other than the acquirer, to purchase our common stock or securities of the acquirer with a then current market value of two times the exercise price of the right. Merely holding a right does not confer any additional rights as a stockholder of AGCO until it is exercised. The rights are redeemable for $.01 per right, subject to adjustment, at the option of the board of directors. The rights will expire on April 26, 2004, unless they are extended, redeemed or exchanged by us before that date.

      The rights have certain “anti-takeover” effects because they may cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. Generally, the rights should not interfere with any merger or other business combination approved by our board of directors prior to the time that there is an acquirer since until such time the rights generally may be redeemed by our board of directors at $.01 per right.

Preferred Stock

      We have the authority to issue up to 1,000,000 shares of preferred stock, par value $.01 per share, with 300,000 shares designated as a series of junior preferred stock, par value $.01 per share. The junior preferred stock may be acquired in accordance with the terms of our preferred share purchase rights. As of the date of this prospectus, we did not have any shares of preferred stock outstanding. Our board of directors is authorized at any time to issue all or any shares of preferred stock in one of more classes or series and to determine the following terms for each series of preferred stock:

•	the offering price at which we will issue the preferred stock;

•	whether that series of preferred stock will be entitled to receive dividends;

•	the dividend rate (or method for determining the rate);

•	whether dividends on that series of preferred stock will be cumulative, noncumulative or partially cumulative;

•	the liquidation preference of that series of preferred stock, if any;

•	the conversion or exchange provisions applicable to that series of preferred stock, if any;

•	the redemption or sinking fund provisions applicable to that series of preferred stock, if any;

•	the voting rights of that series of preferred stock, if any; and

•	the terms of any other preferences, rights, qualifications, limitations, or restrictions, if any, applicable to that series of preferred stock.

DESCRIPTION OF DEBT SECURITIES

      We may issue debt securities from time to time in one or more series under one or more indentures between us and SunTrust Bank, Atlanta, as trustee, unless we identify a different trustee in the applicable prospectus supplement. Debt securities will be subordinated debt securities. The following summary outlines the material terms of the debt securities. The particular terms of the debt securities offered by any prospectus supplement, and the extent, if any, to which these general provisions do not apply to the debt securities will be described in the prospectus supplement relating to such debt securities.

      The terms of the debt securities will include those stated in the indentures and those made part of the indentures by reference to the Trust Indenture Act of 1939, as in effect on the date of the indenture. The following summary of certain provisions of the indenture is not complete and we refer you to the forms of the indentures, including definitions of certain terms used below. Copies of the indentures will be filed as exhibits to the Registration Statement.

General

      The following summaries set forth certain general terms and provisions of the indentures and the debt securities. The prospectus supplement relating to a series of debt securities being offered will contain the following terms, if applicable unless immaterial:

•	title and ranking;

•	aggregate principal amount and any limit on such amount;

•	price (expressed as a percentage of the principal amount thereof) at which such debt securities will be issued;

•	maturity date or dates, or the method for determining such date or dates or the right, if any, of AGCO to defer payment of principal at maturity;

•	interest rate or rates (which may be fixed or variable and will include reset rates, if any, and the method by which any such rate will be determined), or the method by which such rate or rates shall be determined and the right, if any, of AGCO to defer any interest payment;

•	date or dates, or the method for determining such date or dates, from which any such interest will accrue, and the dates on which any such interest will be payable;

•	the regular record dates, if any, for the interest payments, or the method by which such dates shall be determined;

•	the persons to whom we will be obligated to pay interest and the basis upon which interest shall be calculated if other than that of a 360-day year consisting of twelve 30-day months;

•	place or places where the principal of and premium, if any, and interest, if any, on such debt securities will be payable, and where such debt securities may be surrendered for transfer or exchange and where notices or demands to or upon us regarding the debt securities and the indenture may be served;

•	redemption or early repayment provisions, the terms and conditions upon which we will redeem or repay the debt securities and whether pursuant to such provisions the debt securities may be redeemed in whole or in part;

•	sinking fund repayment provisions and the period or periods within which, the price or prices at which, the currency or currencies including currency unit or units in which and the other terms and conditions upon which the debt securities will be redeemed or purchased, in whole or in part, pursuant to such obligation;

•	any terms for the attachment to the debt securities of warrants, options or other rights to purchase or sell securities;

•	if other than in U.S. dollars, the currency or currencies, including currency unit or units, in which the principal of, premium, if any, and interest, if any, on the debt securities will be payable, or in which the debt securities will be denominated;

•	any applicable subordination provisions;

•	whether the amount of payments of principal of (and premium, if any) or interest, if any, on the debt securities may be determined with reference to an index, formula or other method and the manner in which such amounts shall be determined;

•	provisions, if any, granting special rights to the holders of debt securities upon certain events;

•	additions to or changes in the events of default or covenants of AGCO with respect to the debt securities and any change in the right of the trustee or the holders to declare the principal, premium and interest with respect to such securities to be due and payable;

•	if other than the principal amount, the portion of the principal amount of debt securities that will be payable upon declaration of acceleration of the maturity thereof;

•	whether and under what circumstances we will pay any additional amounts on such debt securities in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem such debt securities in lieu of making such payment;

•	whether the defeasance and covenant defeasance provisions described under the caption “— Defeasance” will be inapplicable or modified;

•	whether the debt securities will be secured and if so, on what basis and by what assets;

•	whether the debt securities of the series will be in registered or bearer form, any restrictions applicable to the offer, sale or delivery of bearer securities and the terms, if any, upon which bearer securities may be exchanged for registered securities and vice versa;

•	date of any bearer securities or any global security, if other than the date of original issuance of the first security of the series to be issued;

•	person to whom and manner in which any interest shall be payable;

•	whether such securities will be issued in whole or in part in the form of one or more global securities;

•	identity of the depository for global securities;

•	securities exchange(s) on which the securities will be listed, if any;

•	whether any underwriter(s) intend to act as market maker(s) for the securities;

•	if not listed on a securities exchange and no underwriter(s) intend(s) to make a market in the securities, the nature of the exchange market for the securities;

•	whether the debt securities of the series will be issued in book-entry or certificate form;

•	form and/or terms of certificates, documents or conditions which may be necessary, if any, for the debt securities to be issuable in final form;

•	if other than the trustee, the identity of each security registrar and/or paying agent for debt securities of the series;

•	whether the principal of, and any premium, interest or additional amounts on, the debt securities of the series are to be payable, at our election or at the election of the holder of the debt securities, in a currency or currencies other than that in which the debt securities are denominated or stated to be payable, the period or periods during which, and the terms and conditions upon which, this election may be made, and the time and manner of, and identity of the exchange rate agent with responsibility for, determining the exchange rate between the currency or currencies in which the debt securities are denominated or stated to be payable and the currency or currencies in which the debt securities will be payable;

•	whether we may extend the interest payment periods and, if so, the terms of any extension; and

•	additional terms not inconsistent with the provisions of the indenture.

      We may issue debt securities at a substantial discount below their stated principal amount bearing no cash interest or cash interest at a rate below the market rate at the time of issuance. One or more series of debt securities may be variable rate debt securities that may be exchanged for fixed rate debt securities. In such cases, all material United States federal income tax and other considerations applicable to any such series will be described in the applicable prospectus supplement.

      We may issue debt securities with the principal amount payable on any principal payment date, or the amount of interest payable on any interest payment date, to be determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of these debt securities may receive a principal amount on any principal payment date, or a payment of interest on any interest payment date, that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value on the applicable dates of the applicable currency, commodity, equity index or other factors.

      Information as to the methods for determining the amount of principal or interest payable on any date, the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked and certain additional tax considerations will be described in the applicable prospectus supplement.

      The indentures may not contain any provisions that afford holders of the debt securities protection in the event we engage in a transaction in which we incur or acquire a large amount of additional debt.

      We will comply with Section 14(e) under the Securities Exchange Act, to the extent applicable, and any other tender offer rules under the Securities Exchange Act which may then be applicable, in connection with any obligation of AGCO to purchase debt securities at the option of holders thereof. Any such obligation applicable to a series of debt securities will be described in the applicable prospectus supplement.

Status of Debt Securities

      We expect the following provisions will generally apply to debt securities, unless we specify otherwise in the applicable prospectus supplement.

      The subordinated debt securities will be subordinate in right of payment to all of our senior indebtedness. With respect to any series of subordinated debt securities, senior indebtedness of AGCO will mean all indebtedness (present or future) created, incurred or assumed by us (and all renewals, extensions or refundings thereof), unless the instrument under which the indebtedness is created, incurred or assumed provides that such indebtedness is not senior or superior in right of payment to the debt securities. Senior indebtedness shall not include (1) any indebtedness to any of our subsidiaries, (2) any trade payables or (3) any liability for federal, state, local or other taxes owed or owing by us.

      Upon payment or distribution of assets or securities of AGCO due to any total or partial liquidation or reorganization, readjustment of debt, bankruptcy, insolvency, receivership, conservatorship, marshalling of assets and liabilities or similar proceedings or any dissolution or winding up of or relating to our company as a whole, whether voluntary or involuntary, the payment of the principal of, and interest on, any subordinated debt securities will be subordinated in right of payment to any obligations in respect of senior indebtedness.

      No direct or indirect payment may be made on subordinated debt securities in the event of:

•	a default in payment of all or any portion of the obligations of any designated senior indebtedness that occurs and is continuing beyond any applicable grace period; or

•	any other default that occurs and is continuing on designated senior indebtedness that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives notice of such default from AGCO or the holders of any designated senior indebtedness.

      We may resume payments on the subordinated debt securities when the default is cured or waived to the extent that the subordination provisions of the subordinated indenture will permit us to do so at that time. After we have paid all of our senior indebtedness in full, holders of subordinated debt securities will still be subrogated to the rights of holders of our senior indebtedness for the amount of distributions that otherwise would have been payable to holders of the subordinated debt securities until the subordinated debt securities are paid in full.

      Under certain circumstances, if payment or distribution on account of the subordinated debt securities of any character, whether in cash, securities or other property, is received by a holder of any subordinated debt securities, including any applicable trustee, in contravention of any of the terms of the applicable indenture and before all our senior indebtedness has been paid in full, that payment or distribution or security will be received in trust for the benefit of, and must be paid over or delivered and transferred to, holders of our senior indebtedness at the time outstanding in accordance with the priorities then existing among those holders for application to the payment of all senior indebtedness remaining unpaid to the extent necessary to pay all senior indebtedness in full.

      After we have paid in full all sums we owe on our senior indebtedness, the holders of the subordinated debt securities, together with the holders of our obligations ranking on a parity with the subordinated debt securities, will be entitled to be paid from our remaining assets the amounts at the time due and owing on the subordinated debt securities and the other obligations. We will make payment on the subordinated debt securities before we make any payment or other distribution, whether in cash, property or otherwise, on account of any capital stock or obligations ranking junior to our subordinated debt securities.

      By reason of such subordination, in the event of our insolvency, holders of our senior indebtedness may receive more, ratably, than holders of the subordinated debt securities. This subordination will not prevent the occurrence of any event of default in respect of the subordinated debt securities. The applicable prospectus supplement may modify or set forth additional rights that holders of senior indebtedness may have against holders of subordinated debt securities.

      If we offer subordinated debt securities, the applicable prospectus supplement will set forth the aggregate amount of outstanding indebtedness, if any, as of a specified date that by the terms of such debt securities would be senior to such debt securities. The applicable prospectus supplement will also set forth any limitation on our issuance of any additional indebtedness, including senior indebtedness.

Exchange, Registration, Transfer and Payment

      Principal of, premium, if any, interest and additional amounts on the debt securities will be payable, and the debt securities may be exchanged or transferred, at our office or agency in the Borough of Manhattan, the City of New York (which initially will be the corporate trust office of the Trustee); provided that, at our option, payment of interest may be made by check mailed to the address of the holders as such address appears in the security register or by wire transfer of funds to the holders of an account maintained in the United States.

      We may at any time designate additional paying agents, remove any paying agents, or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place of payment for any series. All monies we pay to a paying agent for the payment of principal, premium, interest or additional amounts which remains unclaimed at the end of two years after the principal, premium, interest or additional amounts has become due and payable will be repaid to us, subject to any applicable law. After this time, the holder of the debt security will be able to look only to us for payment.

      Any interest that we do not punctually pay on any interest payment date with respect to a debt security will be defaulted interest and will cease to be payable to the holder on the original regular record date and may either:

•	be paid to the holder at the close of business on a special record date for the payment of defaulted interest to be fixed by the applicable trustee; or

•	may be paid at any time in any other lawful manner, all as more completely described in the applicable indenture.

      If the defaulted interest is to be paid on a special record date, notice of the special record date will be mailed to each holder of such debt security not less than ten days before the special record date.

      Subject to certain limitations imposed on debt securities issued in book-entry form, debt securities of any series will be exchangeable for other debt securities of the same series and with the same total principal amount and authorized denomination upon surrender of the debt securities at the corporate trust office of the applicable trustee. In addition, subject to certain limitations imposed upon debt securities issued in book-entry form, the debt securities of any series may be surrendered for transfer and, where applicable, exchange at the corporate trust office of the applicable trustee. Every debt security surrendered for transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer.

      If the applicable prospectus supplement refers to us designating a transfer agent (in addition to the applicable trustee) for any series of debt securities, we may at any time remove the transfer agent or approve a change in the location at which the transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for any series of debt securities. We may at any time designate additional transfer agents with respect to any series of debt securities.

      Neither we nor any trustee will be required to do any of the following:

•	issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before there is a selection of debt securities of that series to be redeemed and ending at the close of business on the day of mailing or publication of the relevant notice of redemption;

•	register the transfer of or exchange any debt security, or portion thereof, called for redemption, except the unredeemed portion of any debt security being only partially redeemed;

•	exchange any debt security in bearer form that is selected for redemption, except a debt security in bearer form may be exchanged for a debt security in registered form of that series and like denomination, provided that the debt security in registered form shall be simultaneously surrendered for redemption or exchange; or

•	issue, register the transfer of or exchange any debt security that has been surrendered for repayment at the option of the holder, except the portion, if any, of the debt security that is not to be repaid.

      We expect to issue debt securities in denominations of $1,000, € 1,000 or integral multiples thereof. No service charge will be made for any registration of transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

Global Debt Securities

      We expect the following provisions to apply to all debt securities, unless we indicate otherwise in the applicable prospectus supplement or with a nominee for a depositary identified in the applicable prospectus supplement relating to the series and registered in the name of the depositary or its nominee.

      The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with a depositary. In this case, one or more registered global securities will be issued in a denomination or total denominations equal to the portion of the total principal amount of outstanding registered debt securities of the series to be represented by the registered global securities. Unless and until it is wholly exchanged for debt securities in definitive registered form, a registered global security may not be transferred except as a whole by the depositary to its nominee or by a nominee to the depositary or another nominee, or by the depositary or its nominee to a successor of the depositary or the successor depositary’s nominee. Each global security will be deposited with the depositary and will bear a legend regarding any related restrictions or other matters as may be provided for pursuant to the applicable indenture.

      No global security may be transferred to, or registered or exchanged for debt securities registered in the name of, any person or entity other than the depositary, unless:

•	the depositary has notified us that it is unwilling or unable or is no longer qualified to continue as depositary;

•	we order the trustee that such global security shall be so transferable, registerable and exchangeable, and such transfers shall be registerable; or

•	other circumstances, if any, as may be described in the applicable prospectus supplement.

      All debt securities issued in exchange for a global security or any portion thereof will be registered in such names as the depositary may direct. It is expected that such instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security. The specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a global security will be described in the applicable prospectus supplement.

      Debt securities which are to be represented by a global security to be deposited with or on behalf of a depositary will be represented by a global security registered in the name of such depositary or its nominee. Upon the issuance of such global security, and the deposit of such global security with the depositary, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by such global security to the accounts of institutions that have accounts with such depositary or its nominee (“participants”). The accounts to be credited will be designated by the underwriters or agents of such debt securities or by us, if such debt securities are offered and sold directly by us.

      Ownership of beneficial interests in such global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such global security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depositary or its nominee for such global security or by participants or persons that hold through participants.

      Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to the depositary’s system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly, which we refer to as indirect participants. Persons who are not participants or indirect participants may beneficially own registered global securities held by the depositary only through participants or indirect participants.

      Except as set forth below, owners of beneficial interests in a registered global security will not be entitled to have the debt securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the debt securities in definitive form, and will not be considered the owners or holders thereof under the applicable indenture.

      The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such global securities.

      So long as the depositary, or its nominee, is the registered owner of such global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such global security for all purposes under the indenture. Payment of principal of, and premium and interest, if any, on debt securities will be made to the depositary or its nominee as the registered owner or bearer as the case may be of the global security representing such debt securities. Each person owning a beneficial interest in such global security must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture. If we request any action of holders or if an owner of a beneficial interest in such global security desires to give any notice or take any action a holder is entitled to give or take under the indenture, the depositary will authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

      The rights of any holder of a debt security to receive payment of principal and premium, if any, of and interest on such debt security, on or after the respective due dates expressed or provided for in such debt security shall not be impaired or affected without the consent of the holders. The rights of any holder of a debt security to institute suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the holders.

      None of us, the trustee, any payment agent or the security registrar for such debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security for such debt securities or for maintaining, supervising or receiving any records relating to such beneficial ownership interests.

      We expect that the depositary or its nominee, upon receipt of any payment of principal, premium, interest or additional amounts, will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security for such debt securities as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in such global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participants.

      If the depositary for a global security representing debt securities of a particular series is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and we do not appoint a successor depositary within 90 days, we will issue debt securities of such series in definitive form in exchange for such global security. In addition, we may at any time and in our sole discretion determine not to have the debt securities of a particular series represented by one or more global securities and, in such event, will issue debt securities of such series in definitive form in exchange for all of the global securities representing debt securities of such series.

The Depository Trust Company

      The following is based on information furnished to us by DTC:

      DTC will act as securities depository for the securities. The securities will be issued as fully-registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. Generally, one fully registered global security will be issued for each issue of the securities, each in the aggregate principal amount of such issue, and will be deposited with DTC. If, however, the aggregate principal amount of any issue exceeds $500 million, one certificate will be issued with respect to each $500 million of principal amount, and an additional certificate will be issued with respect to any remaining principal amount of such issue.

      DTC, the world’s largest depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for over two million issues of United States and non-United States equity issues, corporate and municipal debt issues, and money market instruments from over 85 countries that its participants deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between direct participants. This eliminates the need for physical movement of securities certificates. Direct participants include both United States and non-United States securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of direct participants of DTC and members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation, also subsidiaries of DTCC, as well as by The New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both United States and non-United States securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The DTC Rules applicable to its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.

      Purchases of the securities under the DTC system must be made by or through direct participants, which will receive a credit for the securities on DTC’s records. The beneficial interest of each actual purchaser of each security is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners, however, are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of beneficial interests in the securities are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their beneficial interests in the securities, except in the event that use of the book-entry system for the securities is discontinued.

      To facilitate subsequent transfers, all securities deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the securities; DTC’s records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the securities unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the regular record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the securities are credited on the regular record date (identified in a listing attached to the omnibus proxy).

      We will pay principal and any premium or interest payments on the securities in immediately available funds directly to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us, on the applicable payment date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name.” These payments will be the responsibility of these participants and not of DTC or any other party, subject to any statutory or regulatory requirements that may be in effect from time to time. Payment of principal and any premium or interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is our responsibility, disbursement of such payments to direct participants is the responsibility of DTC, and disbursement of such payments to the beneficial owners is the responsibility of the direct or indirect participant.

      We will send any redemption notices to DTC. If less than all of the securities of a series are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

      DTC may discontinue providing its services as depository for the securities at any time by giving us reasonable notice. Under such circumstances, if a successor securities depository is not obtained, we will print and deliver certificated securities.

      The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for its accuracy.

Clearstream and Euroclear

      Debt securities in bearer form of a series also may be issued in the form of one or more global securities that will be deposited with a common depositary for the Euroclear System and Clearstream Banking, societe anonyme Luxembourg (formerly known as Cedelbank), or with a nominee for such depositary identified in the applicable prospectus supplement. The specific terms and procedures, including the specific terms of the depositary arrangement and any specific procedures for the issuance of debt securities in definitive form in exchange for a bearer form global security, with respect to any portion of a series of debt securities to be represented by a bearer form global security will be described in the applicable prospectus supplement.

      Each series of debt securities represented by a global security sold or traded outside the United States may be held through Clearstream or Euroclear, which provide clearing, settlement, depository, and related services for internationally traded securities. Both Clearstream and Euroclear provide a clearing and settlement organization for cross-border bonds, equities, and investment funds. Clearstream is incorporated under the laws of Luxembourg. Euroclear is incorporated under the laws of Belgium.

Considerations Relating to Euroclear and Clearstream

      Euroclear and Clearstream are securities clearance systems in Europe that clear and settle securities transactions between their participants through electronic, book-entry delivery of securities against payment. Euroclear and Clearstream may be depositories for a global security. In addition, if DTC is the depository for a global security, Euroclear and Clearstream may hold interests in the global security as participants in DTC. As long as any global security is held by Euroclear or Clearstream as depository, you may hold an interest in the global security only through an organization that participates, directly or indirectly, in Euroclear or Clearstream, Luxembourg. If Euroclear or Clearstream is the depository for a global security and there is no depository in the United States, you will not be able to hold interests in that global security through any securities clearance system in the United States. Payments, deliveries, transfers, exchanges, notices, and other matters relating to the securities made through Euroclear or Clearstream must comply with the rules and procedures of those systems. Those systems could change their rules and procedures at any time. We have no control over those systems or their participants and we take no responsibility for their activities. Transactions between participants in Euroclear or Clearstream on one hand, and participants in DTC, on the other hand, when DTC is the depository, also would be subject to DTC’s rules and procedures.

Special Timing Considerations for Transactions in Euroclear and Clearstream

      Investors will be able to make and receive through Euroclear and Clearstream payments, deliveries, transfers, exchanges, notices, and other transactions involving any securities held through those systems only on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers, and other institutions are open for business in the United States. In addition, because of time-zone differences, United States investors who hold their interests in the securities through these systems and wish to transfer their interests, or to receive or make a payment or delivery or exercise any other right with respect to their interests, on a particular day may find that the transaction will not be effected until the next business day in Luxembourg or Brussels, as applicable. Thus, investors who wish to exercise rights that expire on a particular day may need to act before the expiration date. In addition, investors who hold their interests through both DTC and Euroclear or Clearstream may need to make special arrangements to finance any purchases or sales of their interests between the United States and European clearing systems, and those transactions may settle later than would be the case for transactions within one clearing system.

Covenants

      The applicable prospectus supplement will describe any material covenants with respect to a series of debt securities. Other than the covenants included in the indenture as described above or as described in the applicable prospectus supplement, there are no covenants or other provisions in the indenture providing holders of debt securities additional protection including with respect to limitations on indebtedness, certain payments, dividends, transactions with affiliates and restricted subsidiaries and liens.

Events of Default

      The following events will be defined as “Events of Default” in the indentures, and will be applied to each series of debt securities we may issue under those indentures, unless we specify otherwise in the applicable prospectus supplement:

(a) default in the payment of principal of or premium, if any, on any debt security when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

(b) default in the payment of interest on any debt security when the same becomes due and payable, and such default continues for a period of 30 days;

(c) default in the performance or breach of the provisions of the indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of AGCO or the failure to make or consummate any required offer to purchase;

(d) default in the performance of or breach of any other covenant or agreement of AGCO in the applicable indenture or under the debt securities (other than a default specified in clause (a), (b) or (c) above) that continues for a period of 30 consecutive days after written notice by the trustee or the holders of 25% or more in aggregate principal amount of the debt securities;

(e) the occurrence with respect to any issue or issues of indebtedness of AGCO or any significant subsidiary having an outstanding principal amount of the amount specified in the supplement for all such issues of all such persons, whether such indebtedness now exists or shall hereafter be created, of:

(1) an event of default that has caused the holder thereof to declare such indebtedness to be due and payable prior to its stated maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration; or

(2) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

(f) any final judgment or order (not covered by insurance) for the payment of money in excess of the amount specified in the supplement for all such final judgments or orders against all such persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against AGCO or any significant subsidiary and shall not be paid or discharged, and there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such persons to exceed a specified amount during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(g) the occurrence of certain events of bankruptcy, insolvency or reorganization of AGCO or one of its significant subsidiaries; and

(h) the occurrence of any other event of default specified in the applicable prospectus supplement.

Acceleration, Waiver and Other Remedies

      If an event of default (other than an event of default specified in clause (g) under the heading “Events of Default”) occurs and is continuing under our indenture,

(i) the trustee or the holders of at least 25% in aggregate principal amount of the debt securities, then outstanding, by written notice to AGCO (and to the trustee if such notice is given by the holders), may, and

(ii) the trustee, at the request of such holders, shall,

declare the principal of, premium, if any, accrued interest and additional amounts on the debt securities to be immediately due and payable.

      Upon a declaration of acceleration, the principal of, premium, if any, accrued interest and additional amounts shall be immediately due and payable. In the event of a declaration of acceleration because an event of default set forth in clause (e) under the heading “Events of Default” above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such event of default pursuant to clause (e) above shall be remedied or cured by AGCO or the relevant significant subsidiary or waived by the holders of the relevant indebtedness within 60 days after the declaration of acceleration with respect thereto. If an event of default in clause (g) above occurs with respect to AGCO, the principal of, premium, if any, accrued interest and additional amounts with respect to the debt securities then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder.

      The holders of at least a majority in principal amount of the outstanding debt securities by written notice to AGCO and to the trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if:

(a) all existing events of default, other than the nonpayment of the principal of, premium, if any, and interest on the debt securities that have become due solely by such declaration of acceleration, have been cured or waived; and

(b) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see “Modification” below.

      The holders of at least a majority in aggregate principal amount of the outstanding debt securities may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. However, the trustee may refuse to follow any direction that conflicts with law or the indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of holders not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from holders. A holder may not pursue any remedy with respect to the indenture or the debt securities unless:

(1) the holder gives the trustee written notice of a continuing event of default;

(2) the holders of at least 25% in aggregate principal amount of outstanding debt securities make a written request to the trustee to pursue the remedy;

(3) such holder or holders offer the trustee indemnity satisfactory to the trustee against any costs, liability or expense;

(4) the trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5) during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding debt securities do not give the trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right to bring suit for the enforcement of any payment of the principal, premium, if any interest or additional amounts at their respective due dates.

      Each indenture will require certain officers of AGCO to certify 90 days after the end of each fiscal year, that a review has been conducted of the activities of AGCO and its restricted subsidiaries and AGCO’s and its restricted subsidiaries’ performance under the indenture and that AGCO has fulfilled all obligations thereunder. Alternatively, if there has been a default in the fulfillment of any such obligation, the certification must specify each default and the nature and status thereof. AGCO also will be obligated to notify the trustee of any default or defaults in the performance of any covenants or agreements under the indenture.

Consolidation, Merger and Sale of Assets

      AGCO will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets to any person or permit any person to merge with or into AGCO unless:

(1) (A) AGCO is the continuing person, or (B) the person formed by such consolidation or into which AGCO is merged or that acquired or leased such property and assets of AGCO is a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and expressly assumes, by a supplemental indenture executed and delivered to the trustee, all of the obligations of AGCO on all of the debt securities and under the indenture;

(2) immediately after giving effect to such transaction, no default or event of default has occurred or is continuing;

(3) immediately after giving effect to such transaction on a pro forma basis AGCO, or any person becoming the successor obligor of the debt securities, as the case may be, could incur indebtedness under any covenant contained in the indenture restricting the ability of AGCO to incur indebtedness based on a minimum fixed charges coverage ratio; provided that this clause (3) may not apply to a consolidation or merger with or into a wholly owned restricted subsidiary with a positive net worth; provided further that, in connection with any such merger or consolidation, no consideration (other than common stock in the surviving person or AGCO) may be issued or distributed to the stockholders of AGCO; and

(4) AGCO delivers to the trustee an officers’ certificate (attaching the arithmetic computations to demonstrate compliance with clause (3)) and an opinion of counsel, in each case stating that the consolidation, merger or transfer and the supplemental indenture comply with this provision and that AGCO has complied with all conditions precedent relating to the transaction.

      Clause (3) above does not apply if the board of directors determines in good faith that the principal purpose of such transaction is to change the state of incorporation of AGCO as long as one of the purposes of changing the state of incorporation is not the evasion of the foregoing limitations.

Defeasance

      Defeasance and Discharge. Each indenture will provide that AGCO will be deemed to have paid and will be discharged from any and all obligations in respect of the debt securities on the 123rd day after the deposit referred to below. Upon such discharge, the provisions of the indenture will no longer be in effect with respect to the debt securities (except for, among other matters, certain obligations to register the transfer or exchange of the debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and to hold monies for payment in trust) if, among other things:

(1) AGCO has deposited with the trustee, in trust, money or U.S. government obligations that through the payment of interest and principal in respect thereof will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the debt securities on the stated maturity of such payments in accordance with the terms of the indenture and the debt securities;

(2) AGCO has delivered to the trustee:

(A) either

(1) an opinion of counsel to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of AGCO’s exercise of its option under this “defeasance” provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred. The opinion of counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the closing date such that a ruling is no longer required; or

(2) a ruling directed to the trustee received from the Internal Revenue Service to the same effect as the aforementioned opinion of counsel; and

(B) an opinion of counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law;

(3) immediately after giving effect to such deposit on a pro forma basis, no event of default, or event that after the giving of notice or lapse of time or both would become an event of default, has occurred or is continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit. Such deposit may not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which AGCO or any of its subsidiaries is a party or by which AGCO or any of its subsidiaries is bound; and

(4) if at the time the debt securities are listed on a national securities exchange, AGCO has delivered to the trustee an opinion of counsel to the effect that the debt securities will not be delisted as a result of the deposit, defeasance and discharge.

      Defeasance of Certain Covenants and Certain Events of Default. Each indenture will further provide that the provisions of the indenture will no longer be in effect with respect to clause (3) under “Consolidation, Merger and Sale of Assets” and all the covenants described herein under “Covenants,” and clause (c) under “Events of Default” with respect to such clause (3) under “Consolidation, Merger and Sale of Assets,” clause (d) with respect to such covenants and clauses (e) and (f) under “Events of Default” shall be deemed not to be events of default, upon, among other things:

(1) the deposit with the trustee, in trust, of money or U.S. government obligations that through the payment of interest and principal in respect thereof will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the debt securities on the stated maturity of such payments in accordance with the terms of the indenture and the debt securities;

(2) the satisfaction of the provisions described in clauses (2)(B), (3), and (4) of the preceding paragraph; and

(3) the delivery by AGCO to the trustee of an opinion of counsel to the effect that, among other things, the holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and events of default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

Defeasance and Certain Other Events of Default.

      In the event:

(1) AGCO exercises its option to omit compliance with certain covenants and provisions of the indenture with respect to the debt securities as described in the immediately preceding paragraph; and

(2) the debt securities are declared due and payable because of the occurrence of an event of default that remains applicable;

the amount of money or U.S. government obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities at the time of the acceleration resulting from such event of default. However, AGCO will remain liable for such payments.

Modification

      Modifications and amendments of an indenture may be made by AGCO and the trustee with the consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities. However, modifications or amendments regarding the following matters require the consent of each affected holder:

(1) to change the stated maturity of the principal of, or any installment of interest on, any debt security;

(2) to reduce the principal amount of, or premium, if any, or interest on, any debt security;

(3) to change the place or currency of payment of principal of, or premium, if any, or interest on, any debt security;

(4) to impair the right to institute suit for the enforcement of any payment on or after the stated maturity (or, in the case of a redemption, on or after the redemption date) of any debt security;

(5) to reduce the percentage of outstanding debt securities of any series the consent of whose holders is necessary to modify or amend the indenture;

(6) to modify the subordination provisions contained in any indenture in a manner adverse to the holders;

(7) to waive a default in the payment of principal of, premium, if any, or interest on the debt securities; or

(8) to reduce the percentage or aggregate principal amount of outstanding debt securities the consent of whose holders is necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults.

      We and the relevant trustee may modify or amend an indenture, without the consent of any holder of debt securities, for any of the following purposes:

(1) to evidence the succession of another person to us as obligor under the indenture;

(2) to add to the covenants for the benefit of the holders of all or any series of debt securities or to surrender any right or power conferred upon us in the indenture;

(3) to add events of default for the benefit of the holders of all or any series of debt securities;

(4) to add or change any provisions of an indenture to facilitate the issuance of, or to liberalize certain terms of, debt securities in bearer form, or to permit or facilitate the issuance of debt securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of the debt securities of any series in any material respect;

(5) to add, change or eliminate any provisions of an indenture, provided that any such addition, change or elimination shall

(a) become effective only when there are no outstanding debt securities of any series created prior to the change or elimination which are entitled to the benefit of the applicable provision, or

(b) not apply to any outstanding debt securities created prior to the change or elimination;

(6) to secure the debt securities;

(7) to establish the form or terms of debt securities of any series;

(8) to provide for the acceptance or appointment of a successor trustee or facilitate the administration of the trusts under an indenture by more than one trustee;

(9) to cure any ambiguity, defect or inconsistency in an indenture;

(10) to close an indenture with respect to the authentication and delivery of additional series of debt securities or to qualify, or maintain qualification of, an indenture under the Trust Indenture Act;

(11) to supplement any of the provisions of an indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of the debt securities; or

(12) to make any provisions with respect to the exchange rights of the holders of any debt securities, including providing for the exchange of any debt securities into any of our securities or property;

provided that, in each case above, the action does not adversely affect the interests of the holders of the debt securities of any series issued under the indenture in any material respect.

No Personal Liability of Incorporators, Stockholders, Officers, Directors, or Employees

      Each indenture will provide that no recourse for the payment of the principal of, premium, if any, or interest on any of the debt securities or for any related claim and no recourse under or upon any obligation, covenant or agreement of AGCO in the indenture, or in any of the debt securities or because of the creation of any indebtedness represented thereby may be had against any incorporator, stockholder, officer, director, employee or controlling person of AGCO or of any successor person thereof. Each holder, by accepting the debt securities, waives and releases all such liability.

Concerning the Trustee

      The indentures provide that, except during the continuance of a default, the trustee will not be liable, except for the performance of such duties as are specifically set forth in such indenture. If an event of default has occurred and is continuing, the trustee will use the same degree of care and skill as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

      SunTrust Bank is one of a number of banks with which we maintain banking relationships in the ordinary course of business. Our banking relationship with SunTrust Bank includes, or may include, providing custodial services in connection with bond and stock portfolios, acting as our common stock registrar and transfer agent, serving as trustee under the indentures involving existing or future debt securities, and providing us with general banking services.

      Each indenture and provisions of the Trust Indenture Act contain limitations on the rights of the trustee, should it become a creditor of AGCO, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The trustee is permitted to engage in other transactions; that if it acquires any conflicting interest, it must eliminate such conflict or resign.

PLAN OF DISTRIBUTION

      The following summary of our plan for distributing the securities offered under this prospectus will be supplemented by a description of our specific plan for each offering in the applicable prospectus supplement.

      We may sell the securities being offered hereby in any one or more of the following ways:

•	directly to investors;

•	to investors through agents;

•	to broker-dealers as principals;

•	through underwriting syndicates led by one or more managing underwriters as we may select from time to time;

•	through one or more underwriters acting alone; or

•	through or in connection with the settlement of hedging transactions.

      Distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

      The applicable prospectus supplement will set forth the terms of the offering of the securities, including the following:

•	the name or names of any underwriters or agents;

•	the purchase price and the proceeds we will receive from such sale;

•	any underwriting discounts, any commissions and any other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities of such series may be listed.

      If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices, determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The obligations of the underwriters to purchase securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the securities of a series if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

      Securities may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

      We may authorize agents or underwriters to solicit offers by certain types of institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of such contracts will be set forth in the applicable prospectus supplement.

      Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make relating to such liabilities.

      Some or all of the offered securities, other than our common stock, will be a new issue or issues of securities with no established trading market. Any common stock offered by this prospectus will be listed on the New York Stock Exchange (or the then other principal trading market). Unless otherwise indicated in a prospectus supplement, we do not currently intend to list any offered debt securities on any securities exchange. No assurance can be given that the underwriters, dealers or agents, if any, involved in the sale of the offered securities will make a market in such offered securities. Whether or not any of the offered securities are listed on a national securities exchange or the underwriters, dealers or agents, if any, involved in the sale of the offered securities make a market in such offered securities, no assurance can be given as to the liquidity of the trading market for such offered securities.

      To facilitate an offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involves the sale by persons participating in the offering of more securities than have been sold to them by us. In addition, to cover such over-allotments or short positions, the persons may purchase in the open market or exercise the over-allotment option granted to such persons. In addition, such persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in any such offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities above independent market levels. The persons participating in any offering are not required to engage in these activities, and may end any of these activities at any time.

      Certain of the underwriters, dealers or agents and their associates may engage in transactions with, and perform services for, us and our subsidiaries and affiliates in the ordinary course of business for which they receive customary compensation.

LEGAL MATTERS

      The validity of the securities offered hereby will be passed upon for AGCO by Troutman Sanders LLP, Atlanta, Georgia. Certain legal matters may be passed upon for any underwriters or agents by Alston & Bird LLP, Atlanta, Georgia, or other counsel identified in the applicable prospectus supplement.

EXPERTS

      The consolidated financial statements and schedule of AGCO and its subsidiaries as of December 31, 2002, and for the year then ended, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing. Their audit report covering such consolidated financial statements refers to a change in the method of accounting for goodwill and other intangible assets. The audit report also refers to the audit of adjustments that were applied to the transitional disclosures required by Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, in the 2001 and 2000 consolidated financial statements and the audit of adjustments that were applied to the reclassification of losses on debt extinguishments from an extraordinary item to continuing operations as required by the adoption of SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections, in the 2001 consolidated financial statements.

      The consolidated financial statements and schedule of AGCO and its subsidiaries as of December 31, 2001, and for each of the two years in the period ended December 31, 2001, incorporated by reference herein, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report with respect thereto, incorporated by reference herein in reliance upon authority of said firm as experts in accounting and auditing in giving said reports. Their audit report covering the 2001 consolidated financial statements refers to a change in the method of accounting for derivative instruments and hedging activities.

      AGCO has not obtained a reissued report from Andersen and has been unable to obtain, after reasonable efforts, Andersen’s written consent to incorporate by reference Andersen’s reports on the financial statements. Under these circumstances, Rule 437a under the Securities Act of 1933 permits this prospectus to be filed without a written consent from Andersen. The absence of such written consent from Andersen may limit a securityholder’s ability to assert claims against Andersen under Section 11(a) of the Securities Act for any untrue statement of a material fact contained in the financial statements audited by Andersen or any omissions to state a material fact required to be stated in the financial statements.

      The combined financial statements of the Valtra Group as of December 31, 2001, June 30, 2002 and December 31, 2002, and for the years ended December 31, 2000 and 2001 and the period from January 1, 2002 to June 30, 2002 (predecessor) and from July 1, 2002 to December 31, 2002 (successor), have been incorporated by reference herein in reliance upon the report of KPMG Wideri Oy Ab, independent public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.